 Filed pursuant to Rule 424(b)(3)
Registration No. 333-197767
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 1 DATED NOVEMBER 15, 2017
TO THE PROSPECTUS DATED SEPTEMBER 1, 2017
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 1, 2017 (the “Prospectus”). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price for each class of common stock as of December 1, 2017;

•	the calculation of our October 31, 2017 net asset value ("NAV") per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of the offering;

•	the repayment of a mortgage loan;

•	information about our dispositions of real property;

•	appointment of a new executive officer;

•	an update to our investment objectives;

•	an update to our risk factors;

•	changes to our allocation policy;

•	the entry by the company into a selected dealer agreement with Morgan Stanley Smith Barney LLC (“Morgan Stanley”), the Dealer Manager and the Advisor;

•	changes to Class I share eligibility;

•	changes resulting from an amended and restated share redemption program;

•	updated information with respect to our real properties and real estate-related debt and securities;

•	updated selected information regarding our operations;

•	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2017, which includes the components of our net asset value (“NAV”) calculation as of September 30, 2017;

•	updated certain historical NAV information;

•	updated quantitative and qualitative disclosures about market risk;

•	updated experts information; and

•	our consolidated financial statements and the notes thereto as of and for the three and nine months ended September 30, 2017.
December 1, 2017 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of December 1, 2017 (and redemptions as of November 30, 2017) is as follows:

Transaction Price (per share)
Class T	$7.4165
Class S	$7.4165
Class D	$7.4165
Class I	$7.4165
Class E	$7.4165

The transaction price for each of our share classes is equal to such class's NAV per share as of October 31, 2017. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
October 31, 2017 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is (1) posted on our website at www.blackcreekdiversified.com and (2) made available on our toll-free, automated telephone line, (888) 310-9352. Please see "Net Asset Value Calculation and Valuation Procedures" in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm. We have included a breakdown of the components of total NAV and NAV per share for October 31, 2017 and September 30, 2017.
The following tables set forth the components of NAV for the Company as of October 31, 2017 and September 30, 2017 (amounts in thousands, except per share information). As used below, “Fund Interests” means our outstanding shares of common stock, along with the OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

	As of October 31, 2017	As of September 30, 2017
Office properties	$1,150,000	$1,190,050
Industrial properties	85,050	86,550
Retail properties	879,450	1,006,500
Total investments	$2,114,500	$2,283,100
Cash and other assets, net of other liabilities	(2,036,014)	5,916
Debt obligations	1,021,795	(1,159,579)
Aggregate Fund NAV	$1,100,281	$1,129,437
Total Fund Interests outstanding	148,356	151,550

NAV Per Share as of October 31, 2017	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
Monthly NAV	$1,100,281	$15,513	$124	$18,645	$254,140	$726,048	$85,811
Fund Interests outstanding	148,356	2,092	17	2,514	34,267	97,896	11,570
NAV Per Share	$7.4165	$7.4165	$7.4165	$7.4165	$7.4165	$7.4165	$7.4165

NAV Per Share as of September 30, 2017	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
Monthly NAV	$1,129,437	$15,593	$125	$18,693	$254,240	$753,847	$86,939
Fund Interests outstanding	151,550	2,092	17	2,508	34,114	101,153	11,666
NAV Per Share	$7.4526	$7.4526	$7.4526	$7.4526	$7.4526	$7.4526	$7.4526
The October 31, 2017 valuation for our real properties was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted averages by property type.

	Office	Industrial	Retail	Weighted Average Basis
Exit capitalization rate	6.41%	7.24%	6.51%	6.48%
Discount rate / internal rate of return ("IRR")	7.31%	8.04%	7.03%	7.23%
Annual market rent growth rate	3.17%	2.94%	2.85%	3.03%
Average holding period (years)	10.1	10.8	10.1	10.1

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Weighted Average Values
Exit capitalization rate (weighted average)	0.25% decrease	2.71%	2.17%	2.38%	2.55%
	0.25% increase	(2.51)%	(2.01)%	(2.20)%	(2.36)%
Discount rate (weighted average)	0.25% decrease	2.04%	2.00%	1.92%	1.99%
	0.25% increase	(2.00)%	(1.95)%	(1.88)%	(1.95)%
The October 31, 2017 valuation of our debt obligations was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted average market interest rate used in the October 31, 2017 valuation was 3.14%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.24%, resulting in a decrease to our NAV. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.25%, resulting in an increase to our NAV.
Status of the Offering
As of November 10, 2017, we had raised gross proceeds of approximately $132.5 million from the sale of approximately 17.8 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $15.1 million. As of November 10, 2017, approximately $867.5 million in shares remained available for sale pursuant to this offering, including approximately $234.9 million in shares available for sale through our distribution reinvestment plan.

Repayment of Mortgage Note
On October 25, 2017, we repaid a $75.0 million mortgage note secured by Centerton Square (defined below), subject to an interest rate spread of 2.25% over one-month LIBOR and a maturity date of July 10, 2019, with proceeds from the disposition of Centerton Square.
Dispositions of Real Property
On October 17, 2017, we disposed of an office property in Silicon Valley, CA comprising 143,000 net rentable square feet ("Jay Street") to an unrelated third party. We sold Jay Street, which had a net basis of approximately $30.9 million as of September 30, 2017, for a total sales price of $44.9 million. Jay Street was 100% leased as of September 30, 2017.
On October 25, 2017, we disposed of a retail property in Philadelphia, PA comprising 426,000 net rentable square feet ( "Centerton Square") to an unrelated third party. We sold Centerton Square, which had a net basis of approximately $75.8 million as of September 30, 2017, for a total sales price of $129.6 million. Centerton Square was 100% leased as of September 30, 2017.After giving effect to the disposition transactions above and other real property acquisition and disposition activity during the three months ended September 30, 2017, the following summarizes our investments in real properties as of October 26, 2017:

	Geographic Markets	Number of Properties	Net Rentable Square Feet	Aggregate Fair Value (1)
Office properties	12	15	3,286	$1,144,650
Industrial properties	4	4	1,389	86,550
Retail properties	8	32	3,325	877,850
Real properties	19 (2)	51	8,000	$2,109,050

(1)	Aggregate fair value based on our estimated fair value of these investments as of September 30, 2017.

(2)	The total number of our geographic markets does not equal the sum of the number of geographic markets by segment, as we have more than one segment in certain geographic markets.

The chart below shows the allocations of our real property investments across geographic regions within the continental United States as of October 26, 2017. Percentages in the chart correspond to our fair value as of September 30, 2017. Any market for which we do not show a corresponding percentage of our total fair value comprises 1% or less of the total fair value of our real property portfolio.

Appointment of New Executive Officer
The following disclosure supplements the “Management- Directors and Executive Officers” section of the Prospectus.
On October 13, 2017, our board of directors appointed Gary M. Reiff to serve as our Managing Director, Chief Administrative and Compliance Officer. Mr. Reiff, age 58, also has served as Chief Administrative, Legal and Compliance Officer of our Advisor since September 2017, having previously served as Executive Vice President and General Counsel of our Advisor from 2007 to April 2017, and as Chief Administrative Officer and Chief Legal Officer from April 2017 to September 2017. Mr. Reiff also has served, since March 2017, as the Managing Director, Chief Administrative and Legal Officer of Black Creek Group LLC, a Denver-based real estate investment firm which he joined in February 2007, having previously served as Chief Operating Officer and Chief Legal Officer of Black Creek Group, LLC and Dividend Capital Group LLC from March 2008-March 2017. In addition, Mr. Reiff has held various positions with affiliates of Black Creek Group LLC and Dividend Capital Group LLC, acting as Managing Director, General Counsel, Chief Legal Officer, Chief Administrative Officer, Executive Vice President and Chief Operating Officer of various of those affiliates, including since April 2017 as Chief Administrative Officer and Chief Legal Officer of the following (having previously served as Executive Vice President and General Counsel of the following): Industrial Income Advisors LLC (the advisor to Industrial Income Trust Inc.), Industrial Property Advisors LLC (the advisor to Industrial Property Trust Inc.) and BCI IV Advisors LLC (the advisor to Black Creek Industrial REIT IV). From 1985 until 1986, and from 1989 until 2007, Mr. Reiff was an attorney with Brownstein Hyatt Farber Schreck, P.C., being a shareholder from 1991 until 2007. Mr. Reiff also served as a member of that firm’s Executive Committee and co-chair of the firm’s Corporate and Securities Department. During Mr. Reiff’s more than 20 years of private legal practice, he has represented a wide variety of businesses and corporations, both public and private, in their acquisitions, dispositions, ventures, financings and general corporate counseling. Mr. Reiff currently serves on the Colorado Independent Ethics Commission and the Denver Water Board, having most recently served as the Chair of the Colorado Transportation Commission and on the High Enterprise Transportation Enterprise. Mr. Reiff has been an Adjunct Professor at the University of Colorado Law School. Mr. Reiff received his B.A., with distinction, and his M.A. from Stanford University, and his law degree, magna cum laude, from Harvard Law School.

Update to Investment Objectives

The following disclosure updates the similar disclosure in the Prospectus under the heading “Prospectus Summary-Investment Strategy and Objectives” and all similar disclosure in the Prospectus.

We may target investments in four primary property categories of office, industrial, retail and multifamily. Although we may own properties in each of these categories, we are not tied to specific allocation targets and we may not always have significant holdings, or any holdings at all, in each category. For example, we do not currently own multifamily real estate assets, although we intend to consider multifamily investment opportunities in the, future and our ownership of industrial real estate assets is less than 5% of our portfolio as of September 30, 2017. From 2013 through 2016, our investment strategy primarily focused on multi-tenant office and necessity-oriented, multi-tenant retail investments located in what we believe are strong markets poised for long-term growth. However, our current, near-term, investment strategy intends to prioritize new investments in industrial and multifamily and de-emphasize investments in retail and office. We are currently working on selling certain non-strategic office and retail assets. If successful, the disposition of these assets will help us to increase our allocation to industrial and multifamily real estate assets and our shorter term liquidity. However, there can be no assurance that we will be successful in this investment strategy, including with respect to any particular asset class. To a lesser extent we may invest in other types of real estate including, but not limited to, hospitality, medical offices, student housing and unimproved land. We anticipate that the majority of our real property investments will be made in the United States, although we may also invest in Canada and Mexico, and potentially elsewhere on a limited basis, to the extent that opportunities exist that may help us meet our investment objectives.

Risk Factors
The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus:
We may default on our derivative obligations if we default on the indebtedness underlying such obligations.
We have agreements with certain of our derivative counterparties that contain a provision where we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to our default on the indebtedness. We also have agreements with certain other derivative counterparties that contain a provision whereby if we default on any of our indebtedness held by our Operating Partnership, including default where repayment of the indebtedness has not been accelerated by the lender, then we could also be declared in default on our derivative obligations. If we are declared in default under the terms of a derivative contract, the counterparty would have the right to terminate all outstanding derivative transactions between us and that counterparty and settle them based on their net market value or replacement cost. As of September 30, 2017, the fair value of derivatives in a net liability position, which included accrued interest but excluded any credit valuation adjustments related to these agreements, was approximately $1.8 million. If we had breached any of these provisions at September 30, 2017, we could have been required to settle our obligations under the agreements at their termination value of $1.8 million.
We are exposed to risks arising from a small number of tenants comprising a significant portion of our income.
As of September 30, 2017, a significant portion of our annualized base rent came from one tenant, Charles Schwab & Co., Inc. ("Schwab") which leased 100% of a 594,000 square foot office property in Northern New Jersey ("3 Second Street"). As a result, we were particularly exposed to Schwab's ability and willingness to perform according to the contractual terms of the existing lease. The Schwab lease expired in September 2017 and was not renewed or extended. We may be forced to lower the rental rates or offer other concessions in order to retain the current subtenants. Any reduction in the rental rates or other lease terms may have a meaningful impact to our operating results. Further, we will likely suffer from periods of receiving no rent while we seek replacement tenants, and incur costs related to finding replacement tenants.
The Schwab lease comprised approximately 15% of our annualized base rent as of September 30, 2017. This lease includes 15 subleases comprising approximately 9.6% of our annualized base rent as of September 30, 2017, which became direct leases of ours on October 1, 2017 and are scheduled to expire between September 2020 and September 2032. We expect our rental income to be materially reduced during the periods we are seeking replacement tenants for this property. These factors could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders. For additional information regarding this lease expiration, see our discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources—Operating Activities—Lease Expirations" in this Supplement.

We have experienced periods in the past in which redemption demand exceeded redemption capacity, and we could experience such situations again in the future.
We commenced our initial public offering in January 2006 and commenced operations later that year. At that time, we only offered Class E shares of common stock (referred to at that time simply as our shares of “common stock”), and our share redemption program for Class E stockholders (which was more restrictive than our current share redemption program) was subject to limitations that included a maximum number of redemptions during any calendar year of 5% of the weighted average number of shares outstanding during the prior calendar year. Beginning in the first quarter of 2009 through the third quarter of 2016, redemption requests from Class E stockholders exceeded the redemption limits set forth in the Class E share redemption program and associated offering materials, and we conducted a number of self-tender offers to supplement this liquidity. As a result, we redeemed only a portion of the shares from investors who sought redemption during that period, either through the redemption program or self-tender offers, and stockholders were required to resubmit redemption requests periodically in order to renew their requests to either have their shares redeemed pursuant to the share redemption program or purchased pursuant to a tender offer.
Although all properly submitted redemption requests and/or tenders in our self-tender offers have been satisfied beginning with the fourth quarter of 2016, in the future we could experience situations like that described above in which redemption demand exceeds capacity. Our current share redemption program has different limitations than our share redemption program did during that time, but it remains true that our ability to redeem your shares may be limited, and our board of directors may modify, suspend or terminate our share redemption program at any time. Furthermore, we may redeem fewer shares than have been requested in any particular month to be redeemed under our share redemption program, or none at all, in our discretion at any time. If a redemption request under our share redemption program is unsatisfied, it must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share redemption program, as applicable.

Historical returns may be presented over limited timeframes and are inherently limited in their applicability to the future.
In this prospectus, in our annual report, and in other investor communications, we disclose certain historical NAV and total return information. This information may be presented on a class-by-class basis or on a weighted-average basis across all our classes. The information may go back one month, one quarter, or longer periods. While we believe this historical information is useful, investors should understand that any historical return presentation is inherently limited in its applicability to the future, for a variety of reasons. We may have performed better in certain past time periods than others, and we cannot predict the future performance of our company specifically or the broader economy and real estate markets more generally. Furthermore, from time to time we make changes to our portfolio, our investment focus, or structural aspects of our company that may make past returns less comparable. Over time, we have made changes to the fees and reimbursements we pay to the Advisor (in connection with managing our operations) and our Dealer Manager and participating broker-dealers (in connection with our offerings). Our share classes have different upfront fees and different class-specific fees that make their returns different from those of other classes and from average returns that may be shown. In some cases, we have changed the names of our share classes and the fees that affect their returns. Over time, we have also made changes to the frequency with which, and the methodologies with which, we estimate the value of our shares.
In particular, it was not until July 2012 that we converted to a perpetual-life “NAV REIT” that offers multiple classes of shares, moved to a fee structure similar to what we have now, and began providing regular NAV computations and disclosures similar to those we provide now. For this reason, our historical return disclosures typically do not go further back than September 30, 2012, which is the first quarter-end date as an NAV REIT and which we refer to as our “NAV inception.” Nevertheless, investors should be aware that we commenced operations in the first quarter of 2006, and from 2006-2009 raised capital through the sale of Class E shares of common stock (referred to at that time simply as our shares of “common stock”) at a fixed price of $10.00 per share. Prior to NAV inception in 2012, we had a materially different structure both in terms of the commissions charged in connection with sales of shares and the fees and reimbursements we paid to the Advisor and our Dealer Manager. As a result of both this different structure and the effects of the financial crisis, the performance returns for individual Class E stockholders that acquired shares in our offerings from 2006-2009 is be lower than those for our other stockholders.
We may compete with other entities or programs sponsored or advised by affiliates of our Sponsor for opportunities to acquire, sell or lease investments, which may have an adverse impact on our operations.
We may compete with other entities or programs sponsored or advised by affiliates of our Sponsor, whether existing or created in the future, for opportunities to acquire, finance or sell certain types of real properties. We may also buy, finance or sell real properties at the same time that other entities or programs sponsored or advised by affiliates of our Sponsor are buying, financing or selling properties. In this regard, there is a risk that our Advisor will advise us to purchase a real property that provides lower returns to us than a real property purchased by an entity or program sponsored or advised by an affiliate of our Sponsor. In the event that an investment opportunity becomes available which, in the discretion of the Advisor, may be suitable for us, the Advisor will examine various factors (“Allocation Factors”) and will consider whether under such factors the opportunity is equally suitable for us and one or more programs sponsored or advised by an affiliate of the Sponsor. The Sponsor maintains and updates Allocation Factors from time to time based on review by the Sponsor’s Head of Real Estate.
Because affiliates of the Sponsor currently sponsor or advise and in the future may sponsor or advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors, including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be allocated to the Investment Vehicle at the top of the rotation list (that is, the Investment Vehicle that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the Code, (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors listed above, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle at a time until certain minimum allocation levels are reached.
Programs sponsored or advised by affiliates of our Sponsor may be given priority over us with respect to the acquisition of certain types of investments. As a result of our potential competition with these programs, certain investment opportunities that would otherwise be available to us may not in fact be available. With respect to potential conflicts of interest that may arise between or among us and other programs sponsored or advised by affiliates of our Sponsor, including conflicts that may arise as a result of the investment opportunities that are suitable for each of us, other programs sponsored or advised by affiliates of our Sponsor, our board of directors has delegated to the Conflicts Resolution Committee the responsibility to consider and resolve any such conflicts. The Conflicts Resolution Committee consists entirely of independent directors. One of our independent directors, Mr. Charles Duke, is also an independent director for BCI IV and IPT. If there are any transactions or policies affecting us and BCI IV or IPT, Mr. Duke will recuse himself from making any such decisions for as long as he holds both positions.
Certain programs sponsored or advised by affiliates of our Sponsor own and/or manage real properties in geographic areas in which we expect to own real properties. Therefore, our real properties may compete for tenants with other real properties owned and/or managed by other programs sponsored or advised by affiliates of our Sponsor. Our Advisor may face conflicts of interest when evaluating tenant leasing opportunities for our real properties and other real properties owned and/or managed by programs sponsored or advised by affiliates of our Sponsor and these conflicts of interest may have an adverse impact on our ability to attract and retain tenants. The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee which includes certain representatives of our management team and other representatives associated with other entities to which affiliates of the Advisor are providing similar services.
We may also compete with other entities or programs sponsored or advised by affiliates of our Sponsor for opportunities to acquire, finance or sell certain types of debt-related investments.
As a result of our potential competition with other entities or programs sponsored or advised by affiliates of our Sponsor, certain investment opportunities that would otherwise be available to us may not in fact be available. This competition may also result in conflicts of interest that are not resolved in our favor. See “Conflicts of Interest.”
Revised Allocation Policy
The following disclosure replaces the similar disclosure in the Prospectus under the heading “Conflicts of Interest-Conflict Resolution Procedures-Allocation of Investment Opportunities” and all similar disclosure in the Prospectus.
Allocation of Investment Opportunities
Certain direct or indirect owners, managers, employees and officers of the Advisor are presently, and may in the future be, involved with other programs and business ventures and may have conflicts of interest in allocating their time, services, functions and investment opportunities among us and other real estate programs or business ventures that such direct or indirect owners, managers, employees and officers organize or serve. The Advisor has informed us that it will employ sufficient staff to be fully capable of discharging its responsibilities to us in light of the other real estate programs that from time to time will be advised or managed by its direct or indirect owners, managers, employees and officers.
In the event that an investment opportunity becomes available which, in the discretion of the Advisor, may be suitable for us, the Advisor will examine various factors (“Allocation Factors”) and will consider whether under such factors the opportunity is equally suitable for us and one or more programs sponsored or advised by an affiliate of the Sponsor. The Sponsor maintains and updates Allocation Factors from time to time based on review by the Sponsor’s Head of Real Estate. Current examples of Allocation Factors include:

•	Overall investment objectives, strategy and criteria, including product type and style of investing (for example, core, core plus, value-add and opportunistic);

•	The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;

•	The cash requirements of each program;

•	The strategic proximity of the investment opportunity to other assets;

•	The effect of the acquisition on diversification of investments, including by type of property, geographic area, customers, size and risk;

•	The policy of each program relating to leverage of investments;

•	The effect of the acquisition on loan maturity profile;

•	The effect on lease expiration profile;

•	Customer concentration;

•
The effect of the acquisition on ability to comply with any restrictions on investments and indebtedness contained in applicable governing documents, SEC filings, contracts or applicable law or regulation;

•	The effect of the acquisition on the applicable entity’s intention not to be subject to regulation under the Investment Company Act;

•	Legal considerations, such as ERISA and FIRPTA, that may be applicable to specific investment platforms;

•	The financial attributes of the investment;

•	Availability of financing;

•	Cost of capital;

•	Ability to service any debt associated with the investment;

•	Risk return profiles;

•	Targeted distribution rates;

•	Anticipated future pipeline of suitable investments;

•	Expected holding period of the investment and the applicable entity’s remaining term;

•	Whether the applicable entity was formed for the purpose of making a particular type of investment;

•	Affiliate and/or related party considerations;

•	The anticipated cash flow of the applicable entity and the asset;

•	Tax effects of the acquisition, including on REIT or partnership qualifications;

•	The size of the investment; and

•	The amount of funds available to each program and the length of time such funds have been available for investment.
In the event that our investment objectives overlap with those of another such program and the opportunity is equally suitable for us and the other program, then the Advisor will utilize a reasonable allocation method to determine which investments are presented to our board of directors as opposed to the board of directors of such other program. Our board of directors, including the independent directors, has a duty to ensure that the method used by the Advisor for the allocation of investments by two or more programs sponsored or advised by affiliates of the Sponsor seeking to acquire similar types of investments shall be reasonable. The Advisor is required to obtain and provide to our board of directors the necessary information to make this determination.
If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of the Advisor, to be more appropriate for a program other than the program that committed to make the investment, the Advisor may determine that another program sponsored or advised by an affiliate of the Sponsor may make the investment.
Because affiliates of the Sponsor currently sponsor or advise and in the future may sponsor or advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors, including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be allocated to the Investment Vehicle at the top of the rotation list

(that is, the Investment Vehicle that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the Code, (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors listed above, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle at a time until certain minimum allocation levels are reached.
The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments. The only currently existing Special Priority has been granted to BTC II, pursuant to which BTC II will be presented with the following Industrial Investments (subject to the terms and conditions of the BTC II partnership agreement):

•
Two out of every three potential development investments; provided that BTC II will have the first option to pursue all potential development investments prior to March 31, 2018, and four out of every five potential development investments thereafter and prior to March 31, 2019;

•	One out of every three potential value-add investments; and

•	One out of every four potential core investments.
The Special Priority granted to BTC II will terminate on the earlier to occur of certain events described in the BTC II partnership agreement, such that it will terminate by or before May 2021. The Sponsor or its affiliates may grant additional Special Priorities in the future and from time to time.
The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such procedures are being fairly applied. One of our independent directors, Mr. Charles Duke, is also an independent director for IPT and BCI IV. If there are any transactions or policies affecting us and IPT or BCI IV, Mr. Duke will recuse himself from making any such decisions for as long as he holds both positions.
These allocation procedures may result in investment opportunities that are attractive to us being directed to another entity sponsored or advised by affiliates of the Sponsor and the Advisor. In addition, entities sponsored or advised by affiliates of the Sponsor may sponsor or advise additional real estate funds or other ventures now and in the future. The result of the creation of such additional funds may be to increase the number of parties who have the right to participate in, or have priority with respect to, investment opportunities sourced by the Sponsor or its affiliates, thereby reducing the number of investment opportunities available to us. Additionally, this may result in certain asset classes being unavailable for investment by us, or being available only after one or more other real estate funds have first had the opportunity to invest in such assets.
To the extent that a product specialist affiliated with the Advisor or another of Advisor’s affiliates or related entities becomes aware of an investment opportunity that is suitable for us, it is possible that we may, pursuant to the terms of any agreement with such entity, co-invest equity capital in the form of a joint venture. Any such joint venture will require the approval of a majority of the board of directors, including a majority of the independent directors.
The Advisor has entered into and may continue to enter into product specialist agreements or other arrangements with its affiliates and other related entities that have specialized expertise in specific areas of real property or real estate-related debt and securities to assist the Advisor in connection with identifying, evaluating and recommending potential investments, performing due diligence, negotiating purchases and managing our assets on a day-to-day basis.
Any of the Advisor’s product specialist and joint venture agreements with its affiliate(s) may also require that such affiliate(s) provide the Advisor, on a quarterly basis and/or upon reasonable request, such reasonable information required by our board of directors, including our independent directors, to determine whether our conflicts resolution procedures are being fairly applied.

Selected Dealer Agreement with Morgan Stanley
The following disclosure supplements the “Plan of Distribution” section of the Prospectus.
On October 13, 2017, we, the Dealer Manager and the Advisor entered into a selected dealer agreement with Morgan Stanley, pursuant to which Morgan Stanley was appointed as a participating broker dealer to sell our shares in this offering. Subject to certain limitations set forth in the selected dealer agreement, we, the Dealer Manager and the Advisor, jointly and severally, agreed to indemnify Morgan Stanley, its affiliates and their respective officers, directors, partners, members, shareholders, employees and agents against certain losses, claims, damages or liabilities arising directly out of or relating to certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact in the prospectus, registration statement and sales materials used in connection with this offering and applications to qualify the shares for sale under the securities laws of certain jurisdictions, certain other written information approved or supplied by us, the Dealer Manager or the Advisor in connection with this offering, a material breach by us, the Dealer Manager or the Advisor of any of the representations, warranties or agreements in the selected dealer agreement, a material breach by us or the Dealer Manager of any of the representations, warranties or agreements in the dealer manager agreement, or any willful misconduct, fraud or gross negligence by us, the Dealer Manager or the Advisor in the performance of or failure to perform its obligations under the selected dealer agreement.

Eligibility for Class I Shares
The following disclosure regarding Class I share eligibility replaces the similar disclosure in the “Plan of Distribution” section of the Prospectus and all similar disclosure in the Prospectus.
Class I shares are available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank-sponsored collective trusts and bank-sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I shares, (6) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, whose broker-dealer does not receive any compensation from us or the Dealer Manager, (7) by our executive officers and directors and their immediate family members, as well as officers and employees of the Advisor and the Advisor’s product specialists or other affiliates of the Advisor and their immediate family members, our product specialists and their affiliates and, if approved by our board of directors, joint venture partners, consultants and other service providers, (8) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers and (9) by any other categories of purchasers that we name in an amendment or supplement to this prospectus.

Amended and Restated Share Redemption Program
Our board of directors adopted an amended and restated share redemption program, effective as of October 13, 2017. In order to reflect the changes, the following disclosure updates the “Description of Capital Stock-Share Redemption Program-Redemption Limitations” and “Description of Capital Stock-Share Redemption Program- Early Redemption Deduction” sections of the Prospectus and all similar disclosure in the Prospectus.
Redemption Limitations
We may redeem fewer shares than have been requested in any particular month to be redeemed under this share redemption program, or none at all, in our discretion at any time. The total amount of aggregate redemptions of Class E, Class T, Class S, Class D, and Class I shares (based on the price at which the shares are redeemed) will be limited during each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and in each calendar quarter will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares (based on the price at which the shares are redeemed) equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares (based on the price at which the shares are redeemed) over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, which in the second and third months of a quarter could be less than 2% of the NAV of such share class.  In the event that we determine to redeem some but not all of the shares submitted for redemption during any month, shares redeemed at the end of the month will be redeemed on a pro rata basis. Even if the class-specific allocations are exceeded for a class, the program may offer such class additional capacity under the aggregate program limits. Redemptions and pro rata treatment, if necessary, will first be applied within the class-specific limits and then applied on an aggregate basis in a second step. All unsatisfied redemption requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of this share redemption program, as applicable.

For both the aggregate and class-specific allocations described above, (i) provided that this share redemption program has been operating and not suspended for the first month of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for that month will carry over to the second month and (ii) provided that this share redemption program has been operating and not suspended for the first two months of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for those two months will carry over to the third month. In no event will such carry-over capacity permit the redemption of shares with aggregate value (based on the redemption price per share for the month the redemption is effected) in excess of 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter (provided that for these purposes redemptions may be measured on a net basis as described in the paragraph below).
We currently measure the foregoing redemption allocations and limitations based on net redemptions during a month or quarter, as applicable. The term “net redemptions” means, during the applicable period, the excess of our share redemptions (capital outflows) over the proceeds from the sale of our shares (capital inflows). Net redemptions for the class-specific allocations will be based only on the capital inflows and outflows of that class, while net redemptions for the overall program limits would be based on capital inflows and outflows of all classes. Thus, for any given calendar quarter, the maximum amount of redemptions during that quarter will be equal to (1) 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter, plus (2) proceeds from sales of new shares in the Offering (including purchases pursuant to our distribution reinvestment plan) and the Class E distribution reinvestment plan offering since the beginning of the current calendar quarter. The same would apply for a given month, except that redemptions in a month would be subject to the 2% limit described above (subject to potential carry-over capacity), and netting would be measured on a monthly basis. With respect to future periods, our board of directors may choose whether the allocations and limitations will be applied to “gross redemptions,” i.e., without netting against capital inflows, rather than to net redemptions. If redemptions for a given month or quarter are measured on a gross basis rather than on a net basis, the redemption limitations could limit the amount of shares redeemed in a given month or quarter despite our receiving a net capital inflow for that month or quarter. In order for our board of directors to change the application of the allocations and limitations from net redemptions to gross redemptions or vice versa, we will provide notice to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply. The determination to measure redemptions on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.
If the Transaction Price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests.
Should redemption requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the company as a whole, we may choose to redeem fewer shares in any particular month than have been requested to be redeemed, or none at all. Further, our board of directors may modify, suspend or terminate our share redemption program if it deems such action to be in our best interest and the best interest of our stockholders. Material modifications, including any amendment to the 2% monthly or 5% quarterly limitations on redemptions, to and suspensions of this share redemption program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act of 1933, as amended) or special or periodic report filed by us. Material modifications will also be disclosed on our website. In addition, we may determine to suspend this share redemption program due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are redeemed. Once this share redemption program is suspended, our board of directors must affirmatively authorize the recommencement of the plan before stockholder requests will be considered again.
Early Redemption Deduction
There is no minimum holding period for shares of our common stock and stockholders can request that we redeem their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year will be redeemed at 95% of the Transaction Price (the “Early Redemption Deduction”).
The Early Redemption Deduction will inure indirectly to the benefit of our remaining stockholders and is intended to offset the trading costs, market impact and other costs associated with short-term trading in our common stock. We may, from time to time, waive the Early Redemption Deduction in the following circumstances:

•	redemptions resulting from death or qualifying disability;

•	in the event that a stockholder’s shares are redeemed because the stockholder has failed to maintain the $2,000 minimum account balance; or

•	with respect to shares purchased through our distribution reinvestment plan.

In addition, the Early Redemption Deduction may not apply to transactions initiated by the trustee or adviser to a donor-advised charitable gift fund, collective trust fund, common trust fund, fund of fund(s) or other institutional accounts, strategy funds or programs if management determines, in its sole discretion, such account, fund or program has an investment strategy or policy that is reasonably likely to control short-term trading. Further, shares of our common stock may be sold to certain employer sponsored plans, bank or trust company accounts and accounts of certain financial institutions or intermediaries for which we may not apply the Early Redemption Deduction to underlying stockholders, often because of administrative or systems limitations. The Early Redemption Deduction shall also not apply to shares taken by our Advisor in lieu of fees or expense reimbursements under the Advisory Agreement.
The Early Redemption Deduction will also not apply in certain situations following the departure of certain key persons to our company, unless replaced as described below. The currently designated key persons are John A. Blumberg, Richard D. Kincaid, Dwight L. Merriman III, Gregory M. Moran and any individual appointed by a majority of our independent directors to replace such key persons as described below. If two or more of such key persons have died, resigned, been removed, become disabled (meaning the earlier of (a) the date on which a key person’s healthcare provider states in writing that that such key person will be unable, or can reasonably be expected to be unable, to perform the essential functions of his/her regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness or injury for a period of at least 60 consecutive days, or (b) the 60th consecutive day in which such key person has actually been unable to perform the essential functions of his/her regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness or injury), or are otherwise unable or unwilling to exercise the authority and discharge those day-to-day management responsibilities with respect to our company as are currently exercised and discharged by such key persons, and our independent directors have not, within 60 days of such situations having arisen with respect to two more of such key persons, approved the appointment of one or more replacements who will fulfill substantially all of the duties of at least all but one of such key persons (meaning one key person position may remain unfilled for longer than 60 days) (a “Key Man Triggering Event”), then the Early Redemption Deduction will be waived with respect to all shares purchased prior to the expiration of five business days after the public disclosure of the occurrence of such Key Man Triggering Event (“Exempt Shares”) from the time the Key Man Triggering Event is publicly disclosed until the completion of three full calendar months; provided, that if not all properly submitted redemption requests are satisfied during such three full calendar months, then such Early Redemption Deduction waiver for Exempt Shares will continue until there has been a subsequent calendar month in which all properly submitted redemption requests were satisfied. We will publicly disclose a Key Man Triggering Event and the associated waiver of the Early Redemption Deduction promptly upon its occurrence, and also promptly publicly disclose when the associated waiver of the Early Redemption Deduction has ended. Any such public disclosure will be made to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website.
From time to time, our board of directors may also authorize waivers of the Early Redemption Deduction for specified periods of time with respect to future redemptions for all investors upon the occurrence of specific circumstances other than personal circumstances (e.g. significant corporate changes, natural disasters) that it determines, in its sole discretion, do not raise concerns over short-term trading. Any such waivers will be publicly disclosed promptly following their approval. Any such waivers will apply to all investors and apply on a prospective basis only, and will remain effective for at least three full calendar months. Any such public disclosure will be made to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website.
As set forth above, we may waive the Early Redemption Deduction in respect of redemption of shares resulting from the death of a stockholder who is a natural person, subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 18 months after the death of the stockholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a stockholder. Such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.
Furthermore, as set forth above, we may waive the Early Redemption Deduction in respect of redemption of shares held by a stockholder who is a natural person who is deemed to have a qualifying disability (as such term is defined in Section 72(m)(7) of the Code), subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder. We must receive the written redemption request within 18 months of the initial determination of the stockholder’s disability in order for the stockholder to rely on any of the waivers described above that may be granted in the event of the disability of a stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

INVESTMENTS IN REAL PROPERTIES AND REAL ESTATE-RELATED DEBT AND SECURITIES
Our long-term investment strategy includes diversification across multiple dimensions, including investment type (i.e. real properties and real estate-related debt and securities), property type (e.g. office, industrial, retail, multifamily, etc.) and geography. We believe that a diversified investment portfolio may potentially offer investors significant benefits for a given level of risk relative to a more concentrated invested portfolio. However, we cannot assure you that we will attain our long-term investment objectives. Over time, we expect our portfolio allocations may become more consistent with our long-term diversification strategy. The following series of charts illustrates our investment portfolio allocations as of September 30, 2017.
Our investment portfolio was comprised of approximately 99% real property investments and approximately 1% debt-related investments, based on fair value, as of September 30, 2017. The chart below describes the diversification of our investment portfolio (including debt-related investments) across real property type. Percentages in the chart correspond to the fair value as of September 30, 2017.
Through our investments in real property and debt-related investments, we also seek diversification across multiple geographic regions primarily located in the United States. The chart below shows the current allocations of our real property investments across geographic regions within the continental United States. Percentages in the chart correspond to our fair value as of September 30, 2017. Any market for which we do not show a corresponding percentage of our total fair value comprises 1% or less of the total fair value of our real property portfolio. As of September 30, 2017, our real property investments were geographically diversified across 20 markets. Our debt-related investments are located in two additional markets resulting in a combined portfolio allocation across 22 markets.

Real Properties
The following table describes our operating properties as of September 30, 2017, by market (dollar amounts and square footage amounts in thousands).

Market	Number of Properties	Gross Investment Amount (1)	% of Gross Investment Amount	Net Rentable Square Feet	% of Total Net Rentable Square Feet	% Leased (2)	Secured Indebtedness (3)
Office Properties:
Metro New York (f/k/a Northern New Jersey)	1	$231,803	10.5%	594	6.9%	100.0%	$127,000
Austin, TX	3	156,619	7.0%	585	6.8%	93.6%	—
East Bay, CA	1	149,515	6.7%	417	4.9%	17.5%	—
San Francisco, CA	1	122,327	5.5%	263	3.1%	83.3%	98,600
Denver, CO	1	83,573	3.8%	262	3.0%	77.9%	—
South Florida	2	83,086	3.7%	376	4.4%	84.8%	—
Washington, DC	1	71,136	3.2%	126	1.5%	99.1%	52,500
Princeton, NJ	1	51,331	2.3%	167	1.9%	100.0%	—
Philadelphia, PA	1	47,319	2.1%	173	2.0%	89.2%	—
Silicon Valley, CA	1	42,800	1.9%	143	1.7%	100.0%	—
Dallas, TX	1	38,559	1.7%	155	1.8%	92.3%	33,000
Minneapolis/St Paul, MN	1	29,528	1.3%	107	1.3%	100.0%	—
Fayetteville, AR	1	12,084	0.5%	61	0.7%	100.0%	—
Total/Weighted Average Office: 13 markets with average annual rent of $30.58 per sq. ft.	16	1,119,680	50.2%	3,429	40.0%	83.3%	311,100
Industrial Properties:
Central Kentucky	1	30,840	1.4%	727	8.5%	100.0%	—
Dallas, TX	1	26,482	1.2%	318	3.7%	49.1%	—
Las Vegas, NV	1	24,656	1.1%	248	2.9%	100.0%	—
East Bay, CA	1	16,899	0.8%	96	1.1%	100.0%	—
Total/Weighted Average Industrial: four markets with average annual rent of $4.83 per sq. ft.	4	98,877	4.5%	1,389	16.2%	88.3%	—
Retail Properties:
Greater Boston	24	536,495	24.2%	2,183	25.5%	94.8%	15,654
South Florida	2	106,657	4.8%	206	2.4%	94.7%	10,280
Philadelphia, PA	1	105,684	4.8%	426	5.0%	100.0%	75,000
Washington, DC	1	62,867	2.8%	233	2.7%	100.0%	70,000
Metro New York (f/k/a Northern New Jersey)	1	59,080	2.7%	225	2.6%	93.1%	—
Raleigh, NC	1	45,765	2.1%	143	1.6%	100.0%	—
Tulsa, OK	1	34,068	1.5%	101	1.2%	100.0%	—
San Antonio, TX	1	32,517	1.5%	161	1.9%	89.6%	—
Jacksonville, FL	1	20,010	0.9%	73	0.9%	93.6%	—
Total/Weighted Average Retail: nine markets with average annual rent of $17.66 per sq. ft.	33	1,003,143	45.3%	3,751	43.8%	95.7%	170,934
Grand Total/Weighted Average	53	$2,221,700	100.0%	8,569	100.0%	89.5%	$482,034

(1)
"Gross Investment Amount" as used here and throughout this document represents the allocated gross basis of real property, excluding the effect of gross intangible lease liabilities totaling approximately $90.8 million and before accumulated depreciation and amortization of approximately $529.8 million as of September 30, 2017.

(2)	Based on executed leases as of September 30, 2017. If weighted by the fair value of each segment, our portfolio was 88.9% leased as of September 30, 2017.

(3)	Secured indebtedness represents the principal balance outstanding and does not include our mark-to-market adjustment on debt or net debt issuance costs.

Net Operating Income
The following table illustrates the historic net operating income derived from our investments in real properties for the nine months ended September 30, 2017 and the year ended December 31, 2016 (amounts in thousands).

	For the Nine Months Ended September 30, 2017				For the Year Ended December 31, 2016
	Office	Industrial	Retail	Total	Office	Industrial	Retail	Total
Rental revenue (1)	$84,163	$4,438	$63,421	$152,022	$126,782	$6,073	$82,372	$215,227
Rental expenses	(33,910)	(1,266)	(16,344)	(51,520)	(42,482)	(1,750)	(21,355)	(65,587)
Net operating income	$50,253	$3,172	$47,077	$100,502	$84,300	$4,323	$61,017	$149,640

(1)
Rental revenues include adjustments as defined by accounting principles generally accepted in the United States ("GAAP") such as straight-line rent adjustments and above and below market rent amortization. In addition, rental revenues include percentage rents, operating expense reimbursements and other miscellaneous items.

We consider net operating income, or NOI, to be an appropriate supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and excludes certain items that are not considered to be controllable in connection with the management of each property, such as other-than-temporary impairment, losses related to provisions for losses on debt-related investments, gains or losses on derivatives, acquisition-related expenses, gains or losses on extinguishment of debt and financing commitments, interest income, depreciation and amortization, general and administrative expenses, advisory fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our operating financial performance as a whole, since it does exclude such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.
The following table is a reconciliation of our reported net (loss) income attributable to common stockholders to our unaudited NOI for the nine months ended September 30, 2017 and the year ended December 31, 2016 (amounts in thousands).

	For the Nine Months Ended September 30, 2017	For the Year Ended December 31, 2016
Net (loss) income attributable to common stockholders	$6,506	$49,976
Debt-related income	(654)	(943)
Real estate depreciation and amortization expense	53,661	80,105
General and administrative expenses	7,034	9,450
Advisory fees, related party	10,215	14,857
Acquisition-related expenses	—	667
Impairment of real estate property	1,116	2,677
Other expense and (income)	862	(2,207)
Interest expense	31,193	40,782
Gain on extinguishment of debt and financing commitments	—	(5,136)
Gain on sale of real property	(11,022)	(45,660)
Net (loss) income attributable to noncontrolling interests	1,591	5,072
Net operating income	$100,502	$149,640
Tenant Leasing
Our primary source of funding for our property-level operating expenses and debt service payments is rent collected pursuant to our tenant leases. Our properties are generally leased to tenants for the longer term. As of September 30, 2017, the weighted average remaining term of our leases was approximately 5.0 years, based on annualized base rent, and 5.1 years, based on leased square footage.

The following is a schedule of expiring leases for our consolidated operating properties by annualized base rent and square footage as of September 30, 2017 and assuming no exercise of lease renewal options (dollar amounts and square footage in thousands).

	Lease Expirations
Year (1)	Number of Leases Expiring	Annualized Base Rent (2)%		Square Feet	%
2017 (3)	21	$9,276	5.9%	253	3.3%
2018	95	8,590	5.5%	361	4.7%
2019	103	24,972	15.9%	1,114	14.6%
2020	125	24,743	15.8%	1,115	14.6%
2021	68	17,117	10.9%	1,279	16.8%
2022	63	13,154	8.4%	715	9.4%
2023	46	20,289	12.9%	791	10.4%
2024	27	5,432	3.5%	336	4.4%
2025	22	4,997	3.2%	214	2.8%
2026	18	3,442	2.2%	210	2.8%
Thereafter	50	24,787	15.8%	1,246	16.2%
Total	638	$156,799	100.0%	7,634	100.0%

(1)
The lease expiration year does not include the consideration of any renewal or extension options. Also, the lease expiration year is based on noncancellable lease terms and does not extend beyond any early termination rights that the tenant may have under the lease.

(2)	Annualized base rent represents the annualized monthly base rent of leases executed as of September 30, 2017.

(3)
Represents the number of leases expiring and annualized base rent for the remainder of 2017. Includes three leases with annualized base rent of approximately $34,000 that are on a month-to-month basis. In January 2017, our lease with Sybase Inc. ("Sybase"), our second largest tenant as of December 31, 2016 based upon annualized base rent, was terminated and is no longer included in the above table.

Our most significant lease is Schwab which expired on September 30, 2017 and is no longer included in the above table. For additional information regarding this lease expiration, see our discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources—Operating Activities—Lease Expirations" in this Supplement.
The following table describes our top ten tenants based on annualized base rent and their industry sectors as of September 30, 2017 (dollar and square footage amounts in thousands).

	Tenant	Locations	Industry Sector (1)	Annualized Base Rent(2)	% of Total Annualized Base Rent	Square Feet	% of Occupied Square Feet
1	Schwab (3)	2	Securities, Commodities, Fin. Inv./Rel. Activities	$23,650	15.1%	602	7.9%
2	Stop & Shop	13	Food and Beverage Stores	13,498	8.6%	803	10.5%
3	Novo Nordisk	1	Chemical Manufacturing	4,721	3.0%	167	2.2%
4	Seton Health Care	1	Hospitals	4,339	2.8%	156	2.0%
5	Shaw's Supermarket	4	Food and Beverage Stores	4,055	2.6%	240	3.1%
6	Amazon.com	2	Non-Store Retailers	3,618	2.3%	975	12.8%
7	TJX Companies	7	Clothing and Clothing Accessories Stores	3,312	2.1%	319	4.2%
8	I.A.M. National Pension Fund	1	Funds, Trusts and Other Financial Vehicles	3,207	2.0%	63	0.8%
9	Trinet Group, Inc.	1	Professional, Scientific and Technical Services	2,713	1.7%	73	1.0%
10	WeWork LLC	1	Rental and Leasing Services	2,536	1.6%	53	0.7%
	Total	33		$65,649	41.8%	3,451	45.2%

(1)	Industry sector based upon the North American Industry Classification System.

(2)	Annualized base rent represents the annualized monthly base rent of executed leases as of September 30, 2017.

(3)
For additional information regarding the Schwab lease expiration, see our discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources—Operating Activities—Lease Expirations" in this Supplement.

The top tenant in the table above comprises 15.1% of annualized base rent as of September 30, 2017. However, due to the expiration of the Schwab lease at 3 Second Street on September 30, 2017, Schwab is no longer in the top 25 tenants based on future minimum rental revenue. Alternatively, based on future minimum rental revenue as of September 30, 2017, our top five tenants rank as follows: 1) Mizuho Bank Ltd., 2) Stop & Shop, 3) Shaw's Supermarket, 4) WeWork LLC, and 5) Trinet Group, Inc.
The following table describes our top ten tenant industry sectors based on annualized base rent as of September 30, 2017 (dollar and square footage amounts in thousands).

Industry Sector	Number of Leases	Annualized Base Rent (1)	% of Annualized Base Rent	Occupied Square Feet	% of Occupied Square Feet
Securities, Commodities, Fin. Inv./Rel. Activities	24	$26,114	16.7%	677	8.9%
Food and Beverage Stores	38	24,186	15.4%	1,612	21.1%
Professional, Scientific and Technical Services	86	15,805	10.1%	549	7.2%
Food Services and Drinking Places	84	7,243	4.6%	231	3.0%
Clothing and Clothing Accessories Stores	30	7,050	4.5%	464	6.1%
Credit Intermediation and Related Activities	33	5,831	3.7%	155	2.0%
Computer and Electronic Product Manufacturing	9	5,245	3.3%	346	4.5%
Hospitals	2	4,930	3.1%	171	2.2%
Chemical Manufacturing	1	4,721	3.0%	167	2.2%
Miscellaneous Store Retailers	26	4,320	2.8%	278	3.6%
All Others (2)	289	51,354	32.8%	2,984	39.2%
Total	622	$156,799	100.0%	7,634	100.0%

(1)	Annualized base rent represents the annualized monthly base rent of executed leases as of September 30, 2017.

(2)	Other industry sectors include 42 additional sectors.
Debt-Related Investments
As of September 30, 2017, we had invested in two debt-related investments structured as mortgage notes. As of September 30, 2017, the carrying value of our debt-related investments was approximately $11.3 million, which includes (i) unpaid principal balances and (ii) unamortized discounts, premiums and deferred charges. The weighted average yield of our debt-related investments as of September 30, 2017 was 6.2%, which is calculated on an unlevered basis using the amount invested, current interest rates and accretion of premiums or discounts realized upon the initial investment. The weighted average remaining contractual loan term of our debt-related investments as of September 30, 2017 was 1.9 years.
Borrowings
The following table describes our borrowings as of September 30, 2017 (dollar amounts in thousands).

	Principal Balance	Weighted Average Stated Interest Rate	Gross Investment Amount Securing Borrowings
Fixed-rate mortgages (1)	$128,934	3.9%	$188,880
Floating-rate mortgages (2)	353,100	3.5%	530,949
Total secured borrowings	482,034	3.6%	719,829
Line of credit (3)	202,000	2.9%	N/A
Term loans (4)	475,000	3.5%	N/A
Total unsecured borrowings	677,000	3.3%	N/A
Total borrowings	1,159,034	3.4%	N/A
Less: net debt issuance costs	(8,059)
Add: mark-to-market adjustment on assumed debt	526
Total borrowings (net basis)	$1,151,501

(1)
Amount as of September 30, 2017 includes a floating-rate mortgage note that was subject to an interest rate spread of 1.60% over one-month LIBOR, which we have effectively fixed using an interest rate swap at 3.051% for the term of the borrowing.

(2)	As of September 30, 2017, our floating rate mortgage notes were subject to a weighted average interest rate spread of 2.30% over one-month LIBOR.

(3)	As of September 30, 2017, borrowings under our line of credit were subject to interest at a floating rate of 1.70% over one-month LIBOR.

(4)
As of September 30, 2017, borrowings under our term loans were subject to interest at a weighted average floating rate of 1.75% over one-month LIBOR. However, as of September 30, 2017, we had effectively fixed the interest rate of approximately $350.0 million in borrowings using interest rate swaps, resulting in a weighted average interest rate on the total term loans of 3.45%.

The following table reflects our contractual debt maturities as of September 30, 2017, specifically our obligations under our mortgage notes and unsecured borrowings (dollar amounts in thousands):

	As of September 30, 2017
	Mortgage Notes		Unsecured Borrowings (1)		Total
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Principal Balance	Number of Borrowings Maturing	Outstanding Principal Balance	Outstanding Principal Balance
2017	—	$424	—	$—	$424
2018	—	2,698	1	275,000	277,698
2019	1	78,698	1	202,000	280,698
2020	2	229,460	—	—	229,460
2021	1	12,764	—	—	12,764
2022	1	3,660	1	200,000	203,660
2023	2	77,899	—	—	77,899
2024	—	1,034	—	—	1,034
2025	1	71,094	—	—	71,094
2026	—	1,157	—	—	1,157
Thereafter	2	3,146	—	—	3,146
Total	10	$482,034	3	$677,000	$1,159,034
Less: net debt issuance costs		(4,614)		(3,445)
Add: mark-to-market adjustment on assumed debt		526		—
Total borrowings (net basis)		$477,946		$673,555

(1)
Unsecured borrowings presented include (i) borrowings under the Term Loan (as defined in Note 5 to our financial statements beginning on page F-1 of this Supplement) of $275.0 million, which were scheduled to mature in 2018, subject to two one-year extension options, (ii) borrowings under the Revolving Credit Facility (as defined in Note 5 to our financial statements beginning on page F-1 of this Supplement) of $202.0 million, which were scheduled to mature in 2019, subject to a one-year extension option, and (iii) borrowings under the $200 million Term Loan (as defined in Note 5 to our financial statements beginning on page F-1 of this Supplement) of $200.0 million which are scheduled to mature in 2022 with no extension options.

SELECTED INFORMATION REGARDING OUR OPERATIONS
Selected Financial Data
The following table presents selected historical consolidated financial information for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 and for the nine months ended September 30, 2017 and 2016; and balance sheet information as of December 31, 2016, 2015, 2014, 2013, and 2012 and as of September 30, 2017 and 2016. The selected historical consolidated financial information presented below has been derived from our consolidated financial statements. Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes thereto, you should read it in conjunction with our historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (a) for the year ended December 31, 2016, which are included in our Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated by reference into the Prospectus, and (b) for the nine months ended September 30, 2017, which are included in this Supplement. The amounts in the table are in thousands except per share data.

	As of or For the Nine Months Ended September 30,		As of or For the Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Statement of Operations Data:
Total revenue	$152,676	$162,214	$216,170	$225,200	$231,597	$217,777	$216,325
Total operating expenses, excluding acquisition-related expenses and impairment of real property	(122,430)	(126,720)	(169,999)	(170,507)	(167,018)	(155,740)	(156,550)
Acquisition-related expenses net of other gains	—	(661)	(667)	(2,644)	(1,205)	(536)	(325)
Impairment of real estate property (1)	(1,116)	(2,677)	(2,677)	(8,124)	(9,500)	(2,600)	—
Gain on sale of real property (2)	11,022	43,495	45,660	134,218	10,914	—	—
Interest expense	(31,193)	(31,394)	(40,782)	(47,508)	(61,903)	(65,325)	(69,844)
Income (loss) from continuing operations (3)	8,097	51,690	55,048	131,659	3,990	(9,084)	(14,961)
Discontinued operations (4)	—	—	—	—	30,004	65,554	(7,410)
Net income (loss)	8,097	51,690	55,048	131,659	33,994	56,470	(22,371)
Net (income) loss attributable to noncontrolling interests	(1,591)	(4,826)	(5,072)	(7,404)	(4,802)	(4,002)	110
Net income (loss) attributable to common stockholders	6,506	46,864	49,976	124,255	29,192	52,468	(22,261)
Comprehensive Income (Loss) Data:
Net income (loss)	$8,097	$51,690	$55,048	$131,659	$33,994	$56,470	$(22,371)
Net unrealized change in value of available-for-sale securities	—	—	—	—	(211)	—	(1,426)
Net unrealized change in value of cash flow hedging derivatives	2,360	(9,880)	4,416	(977)	721	4,975	3,963
Total other comprehensive income (loss)	2,360	(9,880)	4,416	(977)	510	4,975	2,537
Comprehensive income (loss)	10,457	41,810	59,464	130,682	34,504	61,445	(19,834)
Per Share Data:
Net income (loss) per basic and diluted common share:
Continuing operations	$0.04	$0.29	$0.31	$0.70	$0.02	$(0.05)	$(0.08)
Discontinued operations	$—	$—	$—	$—	$0.14	$0.34	$(0.04)
Common Stock Distributions
Common stock distributions declared	$38,798	$43,230	$57,040	$63,145	$62,236	$62,330	$84,259
Weighted average common stock distributions declared per share	$0.2674	$0.2677	$0.3571	$0.3582	$0.3492	$0.3499	$0.4625
Other Information:
Weighted average number of common shares outstanding:
Basic	144,998	161,274	159,648	175,938	178,273	178,196	181,982
Diluted	156,918	173,760	172,046	188,789	190,991	191,932	197,244
Number of common shares outstanding at end of period	139,950	153,069	150,636	164,124	178,400	176,007	178,128
Number of diluted shares outstanding at end of period	151,615	165,218	162,684	176,932	190,547	189,278	192,303
Balance Sheet Data:
Real estate, before accumulated depreciation (5)	$2,221,700	$2,201,127	$2,204,322	$2,380,174	$2,472,926	$2,570,480	$2,819,550
Total assets	$1,757,771	$1,821,661	$1,783,728	$1,960,891	$2,140,628	$2,294,724	$2,646,162
Total debt obligations (6)	$1,151,501	$1,050,710	$1,048,801	$1,097,769	$1,191,675	$1,313,822	$1,607,517
Total liabilities	$1,266,274	$1,194,035	$1,175,637	$1,234,940	$1,376,648	$1,489,713	$1,804,635
Cash Flow Data:
Net cash provided by operating activities	$53,828	$67,838	$90,296	$105,530	$87,229	$86,589	$94,487
Net cash (used in) provided by investing activities	$(19,666)	$126,343	$122,530	$74,421	$(15,102)	$72,847	$(39,465)
Net cash used in financing activities	$(42,185)	$(175,547)	$(214,731)	$(178,643)	$(82,444)	$(171,530)	$(146,597)
Supplemental Information
FFO attributable to common stockholders (3) (7)	$47,834	$64,596	$84,296	$82,170	$85,246	$85,216	$82,851

(1)	Real property impairment losses of $5.7 million recorded during the year ended December 31, 2012 relate to properties that we have disposed of and are included within discontinued operations.

(2)
Beginning with the year ended December 31, 2014, as the result of adopting new accounting guidance, we present the aggregate net gains related to disposals of properties that are not classified as discontinued operations within continuing operations.

(3)
Income (loss) from continuing operations and FFO attributable to common stockholders includes gains (losses) on extinguishment of debt of $5.1 million for the nine months ended September 30, 2016, and $5.1 million, ($1.2 million), ($2.5 million), and ($5.7 million) during the years ended December 31, 2016, 2015, 2013, and 2012, respectively.

(4)
After December 31, 2013, a discontinued operation is a component (or group of components) of the entity, the disposal of which would represent a strategic shift that has (or will have) a major effect on the entity’s operations and financial results, when such component (or group of components) have been disposed of or classified as held for sale. Through December 31, 2013, discontinued operations represent properties that we have either disposed of or have classified as held for sale if both the operations and cash flows of the property have been or will be eliminated from our ongoing operations as a result of the disposal transaction and if we will not have any significant continuing involvement in the operations of the property after the disposal transaction. Discontinued operations includes the results of (i) 12 properties classified as held for sale as of December 31, 2013, (ii) 13 properties disposed of during 2013 and (iii) three properties disposed of during 2012.

(5)	Real estate, before accumulated depreciation includes approximately $30.4 million and $193.6 million that we classified within assets held for sale as of December 31, 2014 and 2013, respectively.

(6)
Total debt obligations includes approximately $80.4 million that we classified within liabilities related to assets held for sale as of December 31, 2013. Net debt issuance costs, in accordance with ASU 2015-03, are included within this caption for all periods presented.

(7)	FFO is defined, reconciled to GAAP net income, and discussed below in “Selected Information Regarding Our Operations – How We Measure Our Operating Performance – Funds From Operations.”
Historical Fund-Level Expenses
During the nine months ended September 30, 2017 and the year ended December 31, 2016 , we incurred certain fund-level expenses at an annualized rate equal to approximately 2.30% and 2.39%, respectively, of our average NAV over the respective periods. Such fund-level expenses comprised (i) an advisory fee equal to an annualized 1.15% and 1.16%, respectively, of our average NAV over the respective periods, which included no performance fee accrued for the nine months ended September 30, 2017 and a performance fee of 0.01% for the year ended December 31, 2016, (ii) general and administrative expenses equal to an annualized 0.80% and 0.74%, respectively, of our average NAV over the respective periods and (iii) organizational and offering costs equal to an annualized 0.35% and 0.49%, respectively, of our average NAV over the respective periods. Said differently, for each $1,000 in net proceeds that we received from the sale of shares after deducting upfront fees and commissions, we incurred approximately $24 in these fund-level expenses during 2016. Based on these fund-level expenses incurred for the nine months ended September 30, 2017, we also would have incurred $23 in these fund-level expenses for the nine months ended September 30, 2017 on an annualized basis.
The information above should not be considered a representation of future fund-level expenses, which are dependent on a number of factors, including but not limited to our performance which affects the performance fee that we pay. From time to time we may change the fees and expense reimbursements we pay to our Advisor and Dealer Manager. For example, in connection with the Restructuring on September 1, 2017, we revised certain fees and expense reimbursements payable to our Advisor and Dealer Manager. In addition, investors in this offering may also be subject to upfront selling commissions and dealer manager fees, and ongoing distribution fees.  Furthermore, we incur other investment-related expenses not included in the paragraph above such as, but not limited to, interest expense from borrowings and investment and property-level expenses (e.g. real estate taxes, property insurance and other real estate operating expenses).  See “The Advisor and the Advisory Agreement-Summary of Fees, Commissions and Reimbursements” in the Prospectus for a more detailed explanation of the fees and expenses payable to the Advisor and its affiliates.

Share Redemptions and Repurchases
Below is a summary of (i) Class E common stock repurchases pursuant to our self-tender offers, (ii) repurchases pursuant to our Class E Share Redemption Program (which terminated effective September 1, 2017) (the “Class E SRP”), (iii) repurchases pursuant to our Second Amended and Restated Class A, W and I Share Redemption Program (which terminated effective September 1, 2017) (the “Class AWI SRP”) and (iv) repurchases pursuant to our current share redemption program, adopted September 1, 2017 and amended as of October 13, 2017 (the "New SRP"), for each quarter during 2016 and the first three quarters of 2017 (number of shares in thousands). Redemption requests accepted in September 2017 pursuant to our New SRP are considered redeemed on October 1, 2017 and are not included in the table below. Please see "Subsequent Events" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Supplement for additional information regarding redemptions paid subsequent to September 30, 2017.

For the Quarter Ended:	Number of Shares Requested for Redemption or Purchase	Number of Shares Redeemed or Purchased	Percentage of Shares Requested for Redemption Redeemed or for Purchase Purchased	Price Paid per Share
March 31, 2016
Class E SRP – Death or Disability Redemptions	460	460	100.0%	$7.43
Self-Tender Offer Purchases (1)	13,660	4,058	29.7%	7.39
Class AWI SRP	182	182	100.0%	7.42
Total / Average	14,302	4,700	32.9%	7.40
June 30, 2016
Class E SRP – Death or Disability Redemptions	537	537	100.0%	7.37
Self-Tender Offer Purchases (1)	13,896	6,770	48.7%	7.31
Class AWI SRP	570	570	100.0%	7.35
Total / Average	15,003	7,877	52.5%	7.32
September 30, 2016
Class E SRP – Death or Disability Redemptions	466	466	100.0%	7.40
Self-Tender Offer Purchases (1)	10,897	6,606	60.6%	7.35
Class AWI SRP	464	464	100.0%	7.42
Total / Average	11,827	7,536	63.7%	7.36
December 31, 2016
Class E SRP – Death or Disability Redemptions	360	360	100.0%	7.48
Self-Tender Offer Purchases (1)	7,697	7,697	100.0%	7.44
Class AWI SRP	301	301	100.0%	7.47
Total / Average	8,358	8,358	100.0%	7.44
Average 2016	12,373	7,118	57.5%	$7.38
March 31, 2017
Class E SRP – Death or Disability Redemptions	249	249	100.0%	$7.56
Self-Tender Offer Purchases (1)	5,685	5,685	100.0%	7.51
Class AWI SRP	414	414	100.0%	7.55
Total / Average	6,348	6,348	100.0%	7.51
June 30, 2017
Class E SRP – Death or Disability Redemptions	315	315	100.0%	7.52
Self-Tender Offer Purchases (1)	6,071	6,071	100.0%	7.49
Class AWI SRP	786	786	100.0%	7.51
Total / Average	7,172	7,172	100.0%	7.49
September 30, 2017
Class E SRP – Death or Disability Redemptions	387	387	100.0%	7.49
Class AWI SRP	805	805	100.0%	7.48
Total / Average	1,192	1,192	100.0%	7.48
Average 2017	4,904	4,904	100.0%	$7.50

(1)	Amounts represent Class E shares purchased pursuant to self-tender offers, which we completed on March 14, 2016, June 14, 2016, September 13, 2016, December 9, 2016, March 10, 2017 and June 14, 2017.

Share redemptions during the first three quarters of 2017 were funded through borrowings from our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including (i) operating cash flows in excess of our distributions, (ii) proceeds from our equity offerings, (iii) proceeds from the disposition of real properties and (iv) other longer-term borrowings.
Distribution Information
On September 1, 2017, our board of directors authorized a monthly distribution of $0.03 per share of common stock, subject to adjustment for class-specific fees, for September 2017. The Company’s board of directors reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distribution was payable to stockholders of record as of the close of business on the last business day of September 2017. Previously, our board of directors authorized a monthly distribution of $0.03 per share of common stock, subject to adjustment for class-specific fees, for July and August 2017 on June 27, 2017 and July 26, 2017, respectively.
In the prior six quarters, our board of directors authorized quarterly distributions for our stockholders equal to $0.09 per share for each quarter of 2016 and for the first two quarters of 2017, subject to adjustment for class-specific fees. We paid these distributions on April 18, 2016, July 18, 2016, October 18, 2016, January 17, 2017, April 17, 2017 and July 17, 2017. Beginning in the third quarter of 2017, our board of directors authorized monthly distributions for our stockholders equal to $0.03 per share. We paid the July, August and September distributions on August 1, 2017, September 1, 2017 and October 3, 2017, respectively.
The following table sets forth relationships between the amounts of total distributions, including distributions to noncontrolling interests, declared for such period, the amount reported as cash flow from operations in accordance with GAAP, and the amount reported as NAREIT-defined FFO for each quarter during 2016 and the first three quarters of 2017. All authorized distributions reduce our NAV, including those funded with borrowings.

Three Months Ended:	Paid in Cash	% Paid in Cash	Reinvested in Shares	% Reinvested in Shares	Total	Cash Flow from Operations (1)	% Funded with Cash Flows from Operations (1)	Borrowings (2) (3)	% Funded with Borrowings
March 31, 2016	$10,870	68%	$5,099	32%	$15,969	$15,214	95%	$755	5%
June 30, 2016	10,551	67%	5,120	33%	15,671	28,147	100%	—	—%
September 30, 2016	10,164	66%	5,264	34%	15,428	24,477	100%	—	—%
December 31, 2016	9,968	66%	5,139	34%	15,107	22,458	100%	—	—%
Total 2016	$41,553	67%	$20,622	33%	$62,175	$90,296	100%	$—	—%
March 31, 2017	$9,539	65%	$5,076	35%	$14,615	$17,306	100%	$—	—%
June 30, 2017	9,327	66%	4,920	35%	14,247	18,285	100%	—	—%
September 30, 2017	8,744	64%	4,937	36%	13,681	18,237	100%	—	—%
Total 2017	$27,610	65%	$14,933	35%	$42,543	$53,828	100%	$—	—%

(1)
Commencing on January 2017, expenses associated with the acquisition of real property are accounted for as asset acquisitions rather than business combinations. Accounting for an asset acquisition requires capitalization of acquisition costs as a component of the acquired assets whereas accounting for business combinations requires acquisition costs to be expensed and reported as a deduction to operating cash flows.

(2)
Our long-term strategy is to fund the payment of quarterly distributions to investors entirely from our operations. There can be no assurance that we will achieve this strategy. In periods where cash flows from operations are not sufficient to fund distributions, we fund any shortfall with proceeds from cash on hand or borrowings.

(3)	The year-to-date amount does not equal the sum of the individual amounts per quarter, as our year-to-date cash flow from operations was in excess of our year-to-date total distribution.
For the nine months ended September 30, 2017 and the year ended December 31, 2016, our NAREIT-defined FFO was $51.8 million and $90.8 million, respectively, or 122% and 146% of our total distributions, respectively. NAREIT-defined FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between NAREIT-defined FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. The definition of NAREIT-defined FFO, a reconciliation to GAAP net income, and a discussion of NAREIT-defined FFO’s inherent limitations are provided below in “ – How We Measure Our Operating Performance.”

How We Measure Our Operating Performance
Funds From Operations
FFO Definition (“FFO”)
We believe that FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expense. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that consists of net income (loss), calculated in accordance with GAAP, plus real estate-related depreciation and amortization and impairment of depreciable real estate, less gains (or losses) from dispositions of real estate held for investment purposes.
The following unaudited table presents a reconciliation of net income (loss) attributable to common stockholders to FFO for the nine months ended September 30, 2017 and 2016, and the years ended December 31, 2016, 2015, 2014, 2013, and 2012 (amounts in thousands, except per share information).

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Reconciliation of net earnings to FFO:
Net income (loss) attributable to common stockholders	$6,506	$46,864	$49,976	$124,255	$29,192	$52,468	$(22,261)
Add (deduct) NAREIT-defined adjustments:
Depreciation and amortization expense	53,661	60,022	80,105	83,114	88,994	108,191	129,116
Gain on sale of real property (1)	(11,022)	(43,495)	(45,660)	(134,218)	(40,592)	(74,306)	(21,108)
Impairment of real estate property	1,116	2,677	2,677	8,124	9,500	2,600	5,700
Noncontrolling interests’ share of net income (loss)	1,591	4,826	5,072	7,404	4,802	4,002	(110)
Noncontrolling interests’ share of FFO	(4,018)	(6,298)	(7,874)	(6,509)	(6,650)	(7,739)	(8,486)
FFO attributable to common shares-basic	47,834	64,596	84,296	82,170	85,246	85,216	82,851
FFO attributable to dilutive OP Units	3,923	5,002	6,546	6,001	6,077	6,575	6,947
FFO attributable to common shares-diluted	$51,757	$69,598	$90,842	$88,171	$91,323	$91,791	$89,798
FFO per share-basic and diluted	$0.33	$0.40	$0.53	$0.47	$0.48	$0.48	$0.46
Weighted average number of shares outstanding
Basic	144,998	161,274	159,648	175,938	178,273	178,196	181,982
Diluted	156,918	173,760	172,046	188,789	190,991	191,932	197,244

(1)	Include amounts attributable to discontinued operations for periods presented of 2014 and 2013.
Limitations of FFO
FFO is presented herein as a supplemental financial measure and has inherent limitations. We do not use FFO as, nor should it be considered to be, an alternative to net income (loss) computed under GAAP as an indicator of our operating performance, or as an alternative to cash from operating activities computed under GAAP, or as an indicator of liquidity or our ability to fund our short or long-term cash requirements, including distributions to stockholders. Management uses FFO, in addition to net income (loss) computed under GAAP and cash flows from operating activities computed under GAAP, to evaluate our consolidated operating performance and as a guide to making decisions about future investments. Our FFO calculation does not present, nor do we intend it to present, a complete picture of our financial condition and operating performance. We caution investors against using FFO to determine a price to earnings ratio or yield relative to our NAV. We believe that net income (loss) computed under GAAP remains the primary measure of performance and that FFO is only meaningful when used in conjunction with net income (loss) computed under GAAP. Further, we believe that our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and operating performance.

Further, FFO is not comparable to the performance measure established by the Investment Program Association (the “IPA”), referred to as “modified funds from operations,” or “MFFO,” as MFFO makes further adjustments including certain mark-to-market items and adjustments for the effects of straight-line rent. As such, FFO may not be comparable to the MFFO of non-listed REITs that disclose MFFO in accordance with the IPA standard.

FEES AND EXPENSES PAYABLE TO OUR ADVISOR, OUR DEALER MANAGER AND THEIR AFFILIATES
The table below provides information regarding fees and expenses paid or payable to our Advisor, our Dealer Manager, and their affiliates in connection with their services provided to us. The table includes amounts incurred and payable for the nine months ended September 30, 2017 and the year ended December 31, 2016 (amounts in thousands). Please refer to the section of the Prospectus entitled “The Advisor and the Advisory Agreement—Summary of Fees, Commissions and Reimbursements” for more information with respect to the year ended December 31, 2016.

	Incurred For the Nine Months Ended September 30, 2017	Payable as of September 30, 2017	Incurred For the Year Ended December 31, 2016	Payable as of December 31, 2016
Advisory fees (1)	$10,215	$985	$14,857	$1,236
Other reimbursements paid to our Advisor and affiliates (2)	6,507	1,860	8,368	2,357
Other reimbursements paid to our Dealer Manager	489	—	396	—
Advisory fees related to the disposition of real properties (3) (4)	1,763	—	2,140	—
Development management fee (4)	—	—	31	—
Primary dealer fee (5)	—	—	3,465	—
Selling commissions	29	—	100	—
Dealer manager (6)	306	—	381	38
Distribution fees (6)	65	14	70	6
Total	$19,374	$2,859	$29,808	$3,637

(1)
Includes approximately $596,000 and $1.1 million that we were not obligated to pay in consideration of the issuance of Company RSUs (as defined in Note 8 to our financial statements beginning on page F-1 of this Supplement) to our Advisor for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively. The Restricted Stock Unit Agreements with our Advisor are discussed further in Note 8 to our financial statements beginning on page F-1 of this Supplement.

(2)
Other reimbursements paid to our Advisor for the nine months ended September 30, 2017 and the year ended December 31, 2016 include approximately $5.1 million and $6.8 million, respectively, to reimburse a portion of the salary, bonus and benefits for employees of our Advisor, including our executive officers, for services provided to us for which our Advisor does not otherwise receive a separate fee. The balance of such reimbursements are made up primarily of other general overhead and administrative expenses, including, but not limited to, allocated rent paid to both third parties and affiliates of our advisor, equipment, utilities, insurance, travel and entertainment, and other costs. As of the Restructuring Date, we no longer reimburse salary, bonus and benefits of our named executive officers. However, we will reimburse our Advisor for bonuses of our named executive officers for services provided to us prior to the Restructuring Date upon the final determination and payment of such bonuses to our named executive officers during the first quarter of 2018.

(3)	During the nine months ended September 30, 2017, we paid the Advisor $1.4 million in consideration for disposition services rendered prior to September
1, 2017 and for which the Advisor has not otherwise been paid a fee.

(4)
Pursuant to our amended Advisory Agreement, our Advisor will no longer receive a development management fee in exchange for providing development management services or a disposition fee for disposition services.

(5)
Includes primary dealer fees we paid to our Dealer Manager based on the gross proceeds raised by participating broker-dealers pursuant to certain selected dealer agreements. Of the primary dealer fee earned during the year ended December 31, 2016, our Dealer Manager reallowed approximately $3.1 million to participating third-party broker-dealers and retained approximately $347,000.

(6)
The amounts presented include only dealer manager and distribution fees incurred and payable pursuant to the terms of our Dealer Manager Agreement as of September 30, 2017. In addition, we separately recorded a liability of approximately $1.9 million for dealer manager and distribution fees that we estimate that we may become obligated to pay to our Dealer Manager in future periods for shares of our common stock sold in this offering as of September 30, 2017. We anticipate that our Dealer Manager will reallow a significant portion of such fees to third-party broker dealers.

Please also see Note 8 to our financial statements beginning on page F-1 of this Supplement for information regarding restricted stock grants to certain employees of our Advisor and its affiliates, none of which are our named executive officers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Black Creek Diversified Property Fund Inc. (f/k/a Dividend Capital Diversified Property Fund Inc.) is a Maryland corporation formed on April 11, 2005 to invest in a diverse portfolio of real property and real estate related investments. As used herein, “the Company,” “we,” “our” and “us” refer to Black Creek Diversified Property Fund Inc. and its consolidated subsidiaries and partnerships except where the context otherwise requires.
We operate in such a manner so as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes, and we utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through our operating partnership, Black Creek Diversified Property Operating Partnership L.P. (f/k/a Dividend Capital Total Realty Operating Partnership, L.P.) (our “Operating Partnership”). Furthermore, our Operating Partnership wholly owns a taxable REIT subsidiary, BCD TRS Corp. (f/k/a DCTRT Leasing Corp.), through which we execute certain business transactions that might otherwise have an adverse impact on our status as a REIT if such business transactions were to occur directly or indirectly through our Operating Partnership. We are an externally managed REIT and have no employees. Our day-to-day activities are managed by Black Creek Diversified Total Advisors LLC (f/k/a Dividend Capital Total Advisors LLC) (our “Advisor”), a related party, under the terms and conditions of an advisory agreement (as amended from time to time, the “Advisory Agreement”).
The primary sources of our revenue and earnings include rent received from customers under operating leases at our properties, including reimbursements from customers for certain operating costs. Our primary expenses include rental expenses, depreciation and amortization expenses, general and administrative expenses, advisory fees and interest expenses.
We currently have three business segments, consisting of investments in (i) office property, (ii) industrial property, and (iii) retail property. We may have additional segments in the future to the extent we enter into additional real property sectors, such as multifamily, hospitality, and other real property types. For a discussion of our business segments and the associated revenue and net operating income by segment, see Note 10 to our financial statements beginning on page F-1 of this Supplement. We also have investments in real estate related-debt investments (which we refer to as “debt-related investments”).
The following table summarizes our investments in real properties, by segment, using our estimated fair value of these investments as of September 30, 2017 (amounts in thousands):
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	Geographic Markets	Number of Properties	Net Rentable Square Feet	% Leased (1)	Aggregate Fair Value
Office properties	13	16	3,429	83.3%	$1,190,050
Industrial properties	4	4	1,389	88.3%	86,550
Retail properties	9	33	3,751	95.7%	1,006,500
Real properties	20 (2)	53	8,569	89.5%	$2,283,100

(1)	Percentage leased is based on executed leases as of September 30, 2017.

(2)	The total number of our geographic markets does not equal the sum of the number of geographic markets by segment, as we have more than one segment in certain geographic markets.
We may target investments in four primary property categories of office, industrial, retail and multifamily. Although we may own properties in each of these categories, we are not tied to specific allocation targets and we may not always have significant holdings, or any holdings at all, in each category. For example, we do not currently own multifamily real estate assets, although we intend to consider multifamily investment opportunities in the future and our ownership of industrial real estate assets is less than 5% of our portfolio as of September 30, 2017. From 2013 through 2016, our investment strategy primarily focused on multi-tenant office and necessity-oriented, multi-tenant retail investments located in what we believe are strong markets poised for long-term growth. However, our current, near-term, investment strategy intends to prioritize new investments in industrial and multifamily and de-emphasize investments in retail and office. We are currently working on selling certain non-strategic office and retail assets. If successful, the disposition of these assets will help us to increase our allocation to industrial and multifamily real estate assets and our shorter term liquidity. However, there can be no assurance that we will be successful in this investment strategy, including with respect to any particular asset class. To a lesser extent we may invest in other types of real estate including, but not limited to, hospitality, medical offices, student housing and unimproved land. We anticipate that the majority of our real property investments will be made in the United States, although we may also invest in Canada and Mexico, and potentially elsewhere on a limited basis, to the extent that opportunities exist that may help us meet our investment objectives.

Any future and near-term obligations are expected to be funded primarily through the use of cash on hand, cash generated from operations, proceeds from our public offerings and other equity offerings, proceeds from the sale of existing investments, and the issuance and assumption of debt obligations.

•	Cash on hand — As of September 30, 2017, we had approximately $5.8 million of cash and cash equivalents.

•	Cash available under our credit facility — As of September 30, 2017, the unused portion of our line of credit was approximately $94.1 million, all of which was available to us.

•
Cash generated from operations — During the nine months ended September 30, 2017, we generated approximately $53.8 million from operations of our real properties and income from debt-related investments.

•
Proceeds from offerings of equity securities — We currently maintain a public offering of our shares of common stock. During the nine months ended September 30, 2017, we raised approximately $19.4 million in proceeds from the sale of shares in our current follow-on public offering, which commenced on September 16, 2015, including approximately $6.8 million under the distribution reinvestment plan. Additionally, during the nine months ended September 30, 2017, we received approximately $11.6 million in proceeds from the distribution reinvestment plan offering of our unclassified shares of common stock, which we refer to as “Class E” shares (the “Class E DRIP Offering”). Additionally, during the nine months ended September 30, 2017, we had raised approximately $5.9 million in proceeds from the sale of beneficial interests in specific Delaware statutory trusts holding real properties, which we include in "other liabilities" in our accompanying condensed consolidated balance sheets.

We believe that our existing cash balance, cash generated from operations, proceeds from our public offerings and our ability to sell investments and to issue debt obligations remains adequate to meet our expected capital obligations for the next twelve months.
Significant Transactions During the Nine Months Ended September 30, 2017
Restructuring
On September 1, 2017 (the “Restructuring Date”), we amended our charter and restructured our outstanding share classes as part of a broader restructuring (the "Restructuring"). Many aspects of the Restructuring are described in Post- Effective Amendment No. 10 to our Follow-On Registration Statement, which was filed on the Restructuring Date and is available on the website of the Commission at the address www.sec.gov. As part of the Restructuring, we, among other things:

•	changed our outstanding unclassified shares of common stock (which, since 2012, we have referred to as “Class E” shares ) to a new formally designated class of Class E shares;

•	changed our outstanding Class A, Class W and Class I shares of common stock to Class T, Class D and a new version of Class I shares of common stock, respectively;

•	created a new class of common stock called Class S shares;

•	revised the classes of common stock that we offer in our ongoing primary public offering from Class A, Class W and Class I shares to Class T, Class S, Class D and a new version of Class I shares;

•	revised the compensation we pay to our dealer manager in connection with our offerings;

•	revised the fees and reimbursements we pay to our Advisor;

•	changed the frequency of our NAV calculations from daily to monthly and made other changes to our valuation policies; and

•	adopted a new share redemption program that applies to all of our stockholders.
Whenever we refer to our share classes in this Supplement with respect to dates prior to the Restructuring Date, we are referring to our shares under our prior share structure, and whenever we refer to our share classes in this Supplement with respect to dates on or after the Restructuring Date, we are referring to our shares under our new share structure.
Investment Activities
Real Property Acquisitions
During the nine months ended September 30, 2017, we acquired (i) an industrial property in the East Bay, CA market comprising approximately 96,000 net rentable square feet for an acquisition price of approximately $16.2 million and (ii) an industrial property in the Las Vegas, NV market comprising approximately 248,000 net rentable square feet for an acquisition price of approximately $24.5 million. For additional discussion of our real property acquisitions, see Note 3 to our financial statements beginning on page F-1 of this Supplement.

Real Property Dispositions
During the nine months ended September 30, 2017, we completed the disposition of five properties aggregating approximately 788,000 net rentable square feet for an aggregate sales price of approximately $39.0 million. For additional discussion of our real property dispositions, see Note 3 to our financial statements beginning on page F-1 of this Supplement.
Please see "Subsequent Events" below for additional information regarding investment activities occurring subsequent to September 30, 2017.
Financing Activities
Self-Tender Offer
During the nine months ended September 30, 2017, we completed two self-tender offers pursuant to which we accepted for purchase approximately 11.8 million unclassified shares of common stock, which were formally designated as Class E shares on September 1, 2017 as part of the Restructuring, at a weighted average purchase price of $7.50 per share for an aggregate cost of approximately $88.2 million. We funded the purchases with draws on our revolving credit facility.
Mortgage Borrowings
During the nine months ended September 30, 2017, we repaid four mortgage note borrowings in full with an aggregate balance of approximately $160.8 million at the time of the payoffs and a weighted average interest rate of 5.74%. We funded the repayment with proceeds from our revolving credit facility and our mortgage note borrowings discussed below.  For additional information on this repayment, see Note 4 to our financial statements beginning on page F-1 of this Supplement.
During the nine months ended September 30, 2017, we received proceeds of approximately $300.6 million from three mortgage note borrowings subject to a weighted average interest rate spread of 2.41% over one-month LIBOR. For additional information on these borrowings, see Note 4 to our financial statements beginning on page F-1 of this Supplement.
Please see "Subsequent Events" below for additional information regarding financing activities occurring subsequent to September 30, 2017.
Net Asset Value Calculation
Our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. One fundamental element of the valuation process, the valuation of our real property portfolio, is managed by Altus Group U.S., Inc., an independent valuation firm (“the Independent Valuation Firm”) approved by our board of directors, including a majority of our independent directors. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio and real estate-related assets for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions (as needed, but at least once per year as part of their annual review, described below). Although our Independent Valuation Firm or other pricing sources may consider any comments received from us or our Advisor to their individual valuations, the final estimated values of our real properties or certain other assets and liabilities are determined by the Independent Valuation Firm or other pricing source. Our Independent Valuation Firm is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate. Every month our senior management team and our Independent Valuation Firm hold an NAV committee meeting to review the prior month’s adjustments to NAV and discuss any possible changes to the NAV policies and procedures which may be recommended to the board of directors. The information reviewed by this committee is summarized for the audit committee. At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures. With respect to the valuation of our properties, the Independent Valuation Firm provides the board of directors with periodic valuation reports. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Firm.

As discussed above in "Significant Transactions During the Nine Months Ended September 30, 2017", as part of the Restructuring on September 1, 2017, we changed the frequency of our NAV calculations from daily to monthly and will value our debt investments and real-estate liabilities in accordance with fair value standards under GAAP.
The following table sets forth the components of NAV for the Company as of September 30, 2017 and June 30, 2017 (amounts in thousands except per share information). As used below, “Fund Interests” means our Class E shares, Class T shares, Class D shares, Class I shares, and Class S shares, along with the OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
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	As of September 30, 2017	As of June 30, 2017 (1)
Office properties	$1,190,050	$1,187,550
Industrial properties	86,550	54,850
Retail properties	1,006,500	1,007,600
Real properties	$2,283,100	$2,250,000
Cash and other assets, net of other liabilities	5,916	(508)
Debt obligations	(1,159,579)	(1,111,852)
Aggregate Fund NAV	$1,129,437	$1,137,640
Total Fund Interests outstanding	151,550	151,738
NAV per Fund Interest	$7.45	$7.50

(1)
The Net Asset Value Calculation and Valuation Procedures in effect as of June 30, 2017 prescribed a valuation using the GAAP carrying amount for the Company’s debt-related investments and its debt obligations, rather than the fair value principles that will be used going forward. Had the Company’s debt-related investments and its debt obligations been valued at fair value, we estimate the Aggregate Fund NAV would have totaled $1,136,882 as of June 30, 2017 and the NAV per Fund Interest would have been $7.49 as of June 30, 2017.

When the fair value of our real estate assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value principles detailed within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). However, our valuation procedures and our NAV are not subject to accounting principles generally accepted in the United States (“GAAP”) and will not be subject to independent audit. Prior to September 1, 2017, in the determination of our NAV, the value of certain of our debt-related investments and real estate-related liabilities were generally determined based on their carrying amounts under GAAP; however, those principles are generally based upon historic cost and therefore may not be determined in accordance with ASC Topic 820. Readers should refer to our financial statements for our net book value determined in accordance with GAAP from which one can derive our net book value per share by dividing our stockholders’ equity by shares of our common stock outstanding as of the date of measurement. After August 31, 2017, we valued our debt-related investments and real estate-related liabilities in accordance with fair value standards under GAAP.
Our valuation procedures, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. Most significantly, the valuation of our real estate assets, which is the largest component of our NAV calculation, will be provided to us by the Independent Valuation Firm on a monthly basis. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. In addition, after August 31, 2017, we valued our debt-related investments and real estate-related liabilities in accordance with fair value standards under GAAP. Also for NAV purposes, we mark-to-market our hedging instruments on a frequency that management determines to be practicable under the circumstances. However, our NAV policies and procedures allow for that frequency to change to be more or less frequent. Other examples that will cause our NAV to differ from our GAAP net book value include the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV. Third party appraisers may value our individual real estate assets using appraisal standards that deviate from fair value standards under GAAP. The use of such appraisal standards may cause our NAV to deviate from GAAP fair value principles. We did not develop our valuation procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.
Under GAAP, we record liabilities for dealer manager and distribution fees that we (i) currently owe Black Creek Capital Markets, LLC (f/k/a Dividend Capital Securities LLC) (our “Dealer Manager”) under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods for shares of our common stock sold pursuant to the prior offering, which commenced on July 12, 2012 and terminated on September 15, 2015, and the current follow-on offering, which commenced on September 16, 2015. As of September 30, 2017, we recorded a total liability for dealer manager and distribution fees of approximately $1.9 million, comprised of a $14,000 current payable to our dealer manager and a $1.9 million estimated liability for dealer manager and distributions fees that we may pay to our dealer manager in future periods. We do not deduct the $1.9 million liability for estimated future dealer manager and distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time should not include consideration of any estimated future dealer manager and distribution fees that may become payable after such date.
We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to redeem shares under our share redemption program and our ability to suspend or terminate our share redemption program at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.
Please note that our NAV is not a representation, warranty or guarantee that: (1) we would fully realize our NAV upon a sale of our assets; (2) shares of our common stock would trade at our per share NAV on a national securities exchange; and (3) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.
The September 30, 2017 valuation for our real properties was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. The aggregate real property valuation of $2.28 billion compares to a GAAP basis of real properties (before accumulated amortization and depreciation and the impact of intangible lease liabilities) of $2.13 billion, representing an increase of approximately $152.2 million or 7.1%. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted averages by property type.
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	Office	Industrial	Retail	Weighted Average Basis
Exit capitalization rate	6.46%	7.25%	6.41%	6.47%
Discount rate / internal rate of return ("IRR")	7.36%	7.79%	7.01%	7.22%
Annual market rent growth rate	3.15%	2.84%	2.86%	3.01%
Average holding period (years)	10.1	11.1	10.1	10.1
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Weighted Average Values
Exit capitalization rate (weighted average)	0.25% decrease	2.69%	2.13%	2.43%	2.55%
	0.25% increase	(2.49)%	(1.98)%	(2.25)%	(2.36)%
Discount rate (weighted average)	0.25% decrease	2.04%	2.05%	1.92%	1.99%
	0.25% increase	(2.00)%	(2.00)%	(1.88)%	(1.94)%
The September 30, 2017 valuation of our debt obligations was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted average market interest rate used in the September 30, 2017 valuation was 3.13%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate rate of 0.25% would increase the fair value of our debt obligations by approximately 0.22%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.22%.

The following table sets forth the quarterly changes to the components of NAV for the Company and the reconciliation of NAV changes for each class of shares (amounts in thousands, except per share information):

	Total	Class E Common Stock	Class T Common Stock	Class S Common Stock	Class D Common Stock	Class I Common Stock	Class E OP Units
NAV as of June 30, 2017	$1,137,640	$756,313	$15,428	N/A	$18,640	$258,112	$89,147
Fund level changes to NAV
Realized/unrealized losses on net assets	(6,035)	(4,013)	(82)	—	(99)	(1,369)	(472)
Income accrual	16,173	10,768	221	—	266	3,658	1,260
Dividend accrual	(13,546)	(9,097)	(147)	—	(202)	(3,040)	(1,060)
Advisory fee	(3,283)	(2,187)	(45)	—	(54)	(742)	(255)
Performance-based fee	—	—	—	—	—	—	—
Class specific changes to NAV
Dealer Manager fee	(79)	—	(16)	—	(19)	(44)	—
Distribution fee	(28)	—	(24)	—	(4)	—	—
NAV as of September 30, 2017 before share/unit sale/redemption activity	$1,130,842	$751,784	$15,335	$—	$18,528	$256,575	$88,620
Dollar/unit sale/redemption activity
Amount sold	9,202	5,046	305	125	278	3,448	—
Amount redeemed	(10,607)	(2,983)	(47)	—	(113)	(5,783)	(1,681)
NAV as of September 30, 2017	$1,129,437	$753,847	$15,593	$125	$18,693	$254,240	$86,939
Shares/units outstanding as of June 30, 2017	151,738	100,877	2,058	N/A	2,486	34,427	11,890
Shares/units sold	1,229	674	41	17	37	460	—
Shares/units redeemed	(1,417)	(398)	(7)	—	(15)	(773)	(224)
Shares/units outstanding as of September 30, 2017	151,550	101,153	2,092	17	2,508	34,114	11,666
NAV per share/unit as of June 30, 2017		$7.50	$7.50	N/A	$7.50	$7.50	$7.50
Change in NAV per share/unit		(0.05)	(0.05)	N/A	(0.05)	(0.05)	(0.05)
NAV per share/unit as of September 30, 2017		$7.45	$7.45	$7.45	$7.45	$7.45	$7.45
Our Operating Results
Set forth below is a discussion of our operating results, followed by a discussion of FFO (as defined below), which we consider to be a meaningful supplemental measure of our operating performance. We also use net operating income ("NOI") because NOI reflects the specific operating performance of our real properties and excludes certain items that are not considered to be controllable in connection with the management of each property, such as other-than-temporary impairment, losses related to provisions for losses on debt-related investments, gains or losses on derivatives, acquisition-related expenses, gains or losses on extinguishment of debt and financing commitments, interest income, depreciation and amortization, general and administrative expenses, advisory fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our operating financial performance as a whole, since it does exclude such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. We present NOI in the tables below, and include a reconciliation to net income, as defined by GAAP, in Note 10 to our financial statements beginning on page F-1 of this Supplement.
Net (Loss) Income Attributable to Common Stockholders
Our net (loss) income attributable to common stockholders decreased to a loss of approximately $2.0 million for the three months ended September 30, 2017 from income of approximately $3.0 million for the three months ended September 30, 2016. The decrease was primarily a result of (i) a decrease in real property NOI from continuing operations primarily as a result of the expiration of our lease with Sybase Inc. ("Sybase") in January 2017 and (ii) a decrease in interest income received from our CDO securities portfolio partially offset by a decrease in impairment of real estate property.
Our net income attributable to common stockholders decreased to approximately $6.5 million for the nine months ended September 30, 2017 from approximately $46.9 million for the nine months ended September 30, 2016. The decrease was primarily a result of (i) a decrease in gain on sale of real property and a decrease in gain on extinguishment of debt and financing, largely driven by the disposition of six properties during the nine months ended September 30, 2016 and (ii) a decrease in real property NOI from continuing operations primarily as a result of the expiration of our lease with Sybase in January 2017 and 2016 real estate property disposition activity.

The following series of tables and discussions describe in more detail our results of operations, including those items specifically mentioned above, for the three and nine months ended September 30, 2017 compared to the three and nine months ended September 30, 2016.
Three and Nine-Months Comparison
Our results of rental activities are presented in two groups: (i) all operating properties that we acquired prior to January 1, 2016 and owned through September 30, 2017 (the “Same Store Portfolio”), providing meaningful comparisons for the three and nine months ended September 30, 2017 and the three and nine months ended September 30, 2016, and (ii) all other operating properties, which were acquired or disposed during the same period (the “Non-Same Store Portfolio”). The Same Store Portfolio includes 50 properties, comprising approximately 8.1 million square feet or 95.0% of our total portfolio when measured by square feet.
The following table illustrates the changes in rental revenues, rental expenses, and net operating income for the three and nine months ended September 30, 2017 compared to the three and nine months ended September 30, 2016 (dollar amounts in thousands, except footnoted information).

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2017	2016	$ Change	% Change	2017	2016	$ Change	% Change
Revenue
Base rental revenue - Same Store Portfolio (1)	$36,297	$40,874	$(4,577)	-11%	$111,485	$122,402	$(10,917)	-9%
Average % leased	88%	94%	(6)%	-6%	89%	94%	(5)%	-5%
Other rental revenue - Same Store Portfolio (2)	11,115	10,702	413	4%	34,547	31,885	2,662	8%
Total rental revenue - Same Store Portfolio	47,412	51,576	(4,164)	-8%	146,032	154,287	(8,255)	-5%
Rental revenue - Non-Same Store Portfolio	2,066	1,682	384	23%	5,990	7,217	(1,227)	-17%
Total rental revenue	$49,478	$53,258	$(3,780)	-7%	$152,022	$161,504	$(9,482)	-6%
Rental Expenses
Same Store Portfolio	$16,886	$15,942	$944	6%	$49,483	$46,190	$3,293	7%
Non-Same Store Portfolio	630	495	135	27%	2,037	2,198	(161)	-7%
Total rental expenses	$17,516	$16,437	$1,079	7%	$51,520	$48,388	$3,132	6%
Net Operating Income
Real property - Same Store Portfolio (2)	$30,526	$35,634	$(5,108)	-14%	$96,549	$108,097	$(11,548)	-11%
Real property - Non-Same Store Portfolio	1,436	1,187	249	21%	3,953	5,019	(1,066)	-21%
Total net operating income (3)	$31,962	$36,821	$(4,859)	-13%	$100,502	$113,116	$(12,614)	-11%

(1)
Base rental revenue represents contractual base rental revenue earned by us from our tenants and does not include the impact of certain GAAP adjustments to rental revenue, such as straight-line rent adjustments, amortization of above-market intangible lease assets or the amortization of below-market lease intangible liabilities. Such GAAP adjustments and other rental revenue such as expense recovery revenue are included in the line item referred to as “other rental revenue.”

(2)
Our same store NOI includes certain non-cash GAAP adjustments for rental revenue for straight line rent and amortization of above market lease assets and below market lease liabilities that caused an increase to GAAP NOI of approximately $476,000 for the three months ended September 30, 2017, a decrease to GAAP NOI of approximately $196,000 for the three months ended September 30, 2016 and an increase to GAAP NOI of approximately $1.2 million and $3,000 for the nine months ended September 30, 2017 and 2016, respectively.

(3)
For a discussion as to why we view net operating income to be an appropriate supplemental performance measure, refer to “Our Operating Results” above. See also Note 10 to our financial statements beginning on page F-1 of this Supplement.

Net Operating Income
Base Rental Revenue - Same Store
The table below presents the factors contributing to the decrease in our same store base rental revenue for the three months ended September 30, 2017 and 2016 (dollar amounts other than annualized base rent per square foot in thousands):
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Same Store Portfolio	Base Rent for the Three Months Ended September 30,			Average % Leased for the Three Months Ended September 30,		Annualized Base Rent per Square Foot for the Three Months Ended September 30 (1),
	2017	2016	$ Change	2017	2016	2017	2016
Office	$20,779	$25,407	$(4,628)	81.5%	95.6%	$29.75	$30.99
Industrial	870	847	23	84.5%	84.5%	3.94	3.84
Retail	14,648	14,620	28	95.7%	95.8%	16.69	16.65
Total base rental revenue - same store	$36,297	$40,874	$(4,577)	88.3%	94.3%	$20.20	$21.30

(1)	Represents contractual base rent and does not include the impact of tenant concessions, such as free rent and tenant reimbursements.
Base rental revenue in our Same Store Portfolio decreased for the three months ended September 30, 2017, compared to the same period in 2016, primarily due to a decrease in our office portfolio as a result of the Sybase lease expiration in January 2017. Excluding the impact of the Sybase lease expiration, base rental revenue in our Same Store Portfolio was relatively flat increasing to approximately $36.3 million for the three months ended September 30, 2017 from approximately $36.2 million for the same period in 2016.
The table below presents the factors contributing to the decrease in our same store base rental revenue for the nine months ended September 30, 2017 and 2016 (dollar amounts other than annualized base rent per square foot in thousands):

Same Store Portfolio	Base Rent For the Nine Months Ended September 30,			Average % Leased For the Nine Months Ended September 30,		Annualized Base Rent per Square Foot for the Six Months Ended September 30 (1),
	2017	2016	$ Change	2017	2016	2017	2016
Office	$64,447	$75,704	$(11,257)	84.5%	95.8%	$29.65	$30.72
Industrial	2,590	2,522	68	84.5%	84.5%	3.91	3.81
Retail	44,448	44,176	272	94.9%	95.0%	17.02	16.90
Total base rental revenue - same store	$111,485	$122,402	$(10,917)	89.2%	94.0%	$20.46	$21.32

(1)	Represents contractual base rent and does not include the impact of tenant concessions, such as free rent and tenant reimbursements.

Base rental revenue in our Same Store Portfolio decreased for the nine months ended September 30, 2017, compared to the same period in 2016, primarily due to a decrease in our office portfolio as a result of the Sybase lease expiration in January 2017. Excluding the impact of the Sybase lease expiration, base rental revenue in our Same Store Portfolio increased approximately $1.5 million to $109.9 million for the nine months ended September 30, 2017, from approximately $108.4 million for the same period in 2016 primarily due to an increase in annualized base rent per square foot in our office portfolio for the nine months ended September 30, 2017, resulting from scheduled rent escalations for existing leases and improving rental rates for new and renewal leases partially offset by certain lease expirations during the nine months ended September 30, 2017.
Other Rental Revenue - Same Store
Same store other rental revenue increased for the three and nine months ended September 30, 2017, compared to the same periods in 2016, primarily due to a decrease in unfavorable straight-line and above-market rent adjustments resulting from the Sybase lease expiration in January 2017. Excluding the impact of the Sybase lease expiration, other rental revenue in our Same Store Portfolio decreased approximately $730,000 for the three months ended September 30, 2017, compared to the same period in 2016 primarily due to (i) an increase in unfavorable straight-line rent adjustments and (ii) a decrease in recoveries.
Excluding the impact of the Sybase lease expiration, other rental revenue in our Same Store Portfolio decreased approximately $624,000 for the nine months ended September 30, 2017, compared to the same period in 2016 primarily due to an increase in unfavorable straight-line rent adjustments partially offset by an increase in recoveries.

Rental Expenses - Same Store
The table below presents the amounts recorded and changes in rental expense of our Same Store Portfolio for the three and nine months ended September 30, 2017 and 2016 (dollar amounts in thousands):

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2017	2016	$ Change	% Change	2017	2016	$ Change	% Change
Real estate taxes	$6,854	$6,249	$605	9.7%	$20,325	$18,038	$2,287	12.7%
Repairs and maintenance	4,456	4,638	(182)	(3.9)%	14,104	13,212	892	6.8%
Utilities	2,100	2,281	(181)	(7.9)%	5,871	6,207	(336)	(5.4)%
Property management fees	1,177	1,169	8	0.7%	3,592	3,543	49	1.4%
Insurance	362	350	12	3.4%	1,077	985	92	9.3%
Other	1,937	1,255	682	54.3%	4,514	4,205	309	7.3%
Total same store rental expense	$16,886	$15,942	$944	5.9%	$49,483	$46,190	$3,293	7.1%
Rental expense in our Same Store Portfolio increased for the three and nine months ended September 30, 2017, compared to the same periods in 2016, primarily attributable to the impact of the Sybase lease expiration in January 2017 as certain rental expenses associated with the Sybase lease are no longer tenant paid. Excluding the impact of the Sybase lease expiration, rental expense in our Same Store Portfolio slightly increased to approximately $16.1 million for the three months ended September 30, 2017 from approximately $15.9 million for the same period in 2016.
Excluding the impact of the Sybase lease expiration, rental expense in our Same Store Portfolio increased approximately $1.2 million to approximately $47.3 million for the nine months ended September 30, 2017 from approximately $46.1 million for the same period in 2016, primarily attributable to an increase in real estate taxes due to an increase in property values.
Real Property – Non-Same Store Portfolio
The increase in rental revenue and NOI in our Non-Same Store Portfolio for the three months ended September 30, 2017, compared to the same period in 2016 is primarily attributable to the acquisitions of (i) a retail property in May 2016 and (ii) two industrial properties in July 2017 partially offset by the disposition of real properties during 2017 and 2016.
The decrease in rental revenue and NOI in our Non-Same Store Portfolio for the nine months ended September 30, 2017, compared to the same period in 2016 is primarily attributable to the dispositions of (i) an office property in Washington, DC in February 2016 and (ii) an office property in Chicago, IL in March 2016 partially offset by the acquisitions of (i) a retail property in May 2016 and (ii) two industrial properties in July 2017.
Other Operating Expenses
Real Estate Depreciation and Amortization Expense
Depreciation and amortization expense decreased for three and nine months ended September 30, 2017 compared to the same periods in 2016 primarily due to certain intangible lease assets becoming fully amortized partially offset by the write-off of certain intangible lease assets as a result of early lease terminations.
General and Administrative Expenses
General and administrative expenses increased for three months ended September 30, 2017 compared to the same period in 2016, primarily due to (i) an increase in proxy solicitation expenses of approximately $558,000 and (ii) an increase in reimbursements paid to our Advisor due to acquisition activity during the three months ended September 30, 2017.
Advisory Fees
The decrease in advisory fees for three and nine months ended September 30, 2017 compared to the same periods in 2016 primarily resulted from the common stock redemptions pursuant to our self-tender offerings in 2016 and 2017. See Note 8 to our financial statements beginning on page F-1 of this Supplement for further discussion of all fees and reimbursements that we paid to our Advisor during the three and nine months ended September 30, 2017 and 2016.

Impairment of Real Estate Property
We recorded $2.1 million in impairment charges during the three months ended September 30, 2016 due to the net book value of an office property exceeding the contract sales price less cost prior to disposition. We recorded approximately $1.1 million and $2.7 million in impairment charges related to our real properties during the nine months ended September 30, 2017 and 2016.
See Note 3 to our financial statements beginning on page F-1 of this Supplement for further discussion of impairment charges recorded during the three and nine months ended September 30, 2017 and 2016.
Other (Expense) and Income
Other (Expense) and Income
Other income decreased for the three and nine months ended September 30, 2017 compared to the same period in 2016, primarily due to a decrease in interest income received from our CDO securities portfolio.
Interest Expense
Interest expense increased for the three months ended September 30, 2017, compared to the same period in 2016, primarily due to (i) a higher outstanding principal balance and (ii) an increase of the weighted average interest rate to 3.4% as of September 30, 2017 from 3.2% as of September 30, 2016. During 2017 and 2016, we repaid $487.0 million of mortgage note borrowings with proceeds from our revolving line of credit and issued $386.1 million of new mortgage note borrowings. The following table further describes our interest expense by debt obligation, and includes amortization of deferred financing costs, amortization related to our derivatives, and amortization of discounts and premiums for the three and nine months ended September 30, 2017 and 2016 (amounts in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
Debt Obligation	2017	2016	2017	2016
Mortgage notes	$4,239	$5,702	$11,362	$18,812
Unsecured borrowings	7,040	4,290	19,667	12,559
Financing obligations	67	19	164	23
Total interest expense	$11,346	$10,011	$31,193	$31,394
Gain on Extinguishment of Debt and Financing Commitments
During the nine months ended September 30, 2016, we had a gain of approximately $5.1 million on extinguishment of debt and financing commitments. The gain in 2016 resulted from the extinguishment of a $5.1 million contingently payable mortgage note that was not ultimately required to be repaid. There was no comparable transaction in 2017.
Gain on Sale of Real Property
During the three months ended September 30, 2017 and 2016, we had a gain on sale of real property of approximately $0.7 million and $2.1 million, respectively. During the nine months ended September 30, 2017 and 2016, we had a gain on sale of real property of approximately $11.0 million and $43.5 million, respectively. For a detailed discussion of the real properties we disposed of during the three and nine months ended September 30, 2017 and 2016, see Note 3 to our financial statements beginning on page F-1 of this Supplement
How We Measure Our Operating Performance
Funds From Operations
FFO Definition (“FFO”)
We believe that FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expense. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that consists of net income (loss), calculated in accordance with GAAP, plus real estate-related depreciation and amortization and impairment of depreciable real estate, less gains (or losses) from dispositions of real estate held for investment purposes.

The following table presents a reconciliation of FFO to net (loss) income attributable to common stockholders for the three and nine months ended September 30, 2017 and 2016 (amounts in thousands, except per share information):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Reconciliation of net earnings to FFO:
Net (loss) income attributable to common stockholders	$(1,960)	$2,965	$6,506	$46,864
Add (deduct) NAREIT-defined adjustments:
Depreciation and amortization expense	16,927	19,989	53,661	60,022
Gain on sale of real property	(670)	(2,095)	(11,022)	(43,495)
Impairment of real estate property	—	2,090	1,116	2,677
Noncontrolling interests’ share of net (loss) income	(185)	353	1,591	4,826
Noncontrolling interests’ share of FFO	(1,081)	(1,719)	(4,018)	(6,298)
FFO attributable to common shares-basic	13,031	21,583	47,834	64,596
FFO attributable to dilutive OP Units	1,100	1,668	3,923	5,002
FFO attributable to common shares-diluted	$14,131	$23,251	$51,757	$69,598
FFO per share-basic and diluted	$0.09	$0.14	$0.33	$0.40
Weighted average number of shares outstanding
Basic	139,925	158,688	144,998	161,274
Diluted	151,739	170,952	156,918	173,760

Limitations of FFO
FFO is presented herein as a supplemental financial measure and has inherent limitations. We do not use FFO as, nor should it be considered to be, an alternative to net income (loss) computed under GAAP as an indicator of our operating performance, or as an alternative to cash from operating activities computed under GAAP, or as an indicator of liquidity or our ability to fund our short or long-term cash requirements, including distributions to stockholders. Management uses FFO, in addition to net income (loss) computed under GAAP and cash flows from operating activities computed under GAAP, to evaluate our consolidated operating performance and as a guide to making decisions about future investments. Our FFO calculation does not present, nor do we intend it to present, a complete picture of our financial condition and operating performance. We caution investors against using FFO to determine a price to earnings ratio or yield relative to our NAV. We believe that net income (loss) computed under GAAP remains the primary measure of performance and that FFO is only meaningful when used in conjunction with net income (loss) computed under GAAP. Further, we believe that our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and operating performance.
Further, FFO is not comparable to the performance measure established by the Investment Program Association (the “IPA”), referred to as “modified funds from operations,” or “MFFO,” as MFFO makes further adjustments including certain mark-to-market items and adjustments for the effects of straight-line rent. As such, FFO may not be comparable to the MFFO of non-listed REITs that disclose MFFO in accordance with the IPA standard.
Liquidity and Capital Resources
Liquidity Outlook
We believe our existing cash balance, our available credit under our revolving credit facilities, cash from operations, additional proceeds from our public offerings, proceeds from the sale of existing investments, and prospective debt or equity issuances will be sufficient to meet our liquidity and capital needs for the foreseeable future, including the next 12 months. Our capital requirements over the next 12 months are anticipated to include, but are not limited to, operating expenses, distribution payments, debt service payments, including debt maturities of approximately $277.4 million, redemption payments, issuer tender offers, and acquisitions of real property and debt-related investments. Borrowings that are subject to extension options are also subject to certain lender covenants and restrictions that we must meet to extend the initial maturity date. We currently believe that we will qualify for these extension options. However, we cannot guarantee that we will meet the requirements to extend the notes upon initial maturity. In the event that we do not qualify to extend the notes, we expect to repay them with proceeds from new borrowings or available proceeds from our revolving credit facility.

We calculate our leverage for reporting purposes as the outstanding principal balance of our total borrowings divided by the fair value of our real property and debt-related investments. Based on this methodology, our leverage was 50.5% as of September 30, 2017. There are other methods of calculating our overall leverage ratio that may differ from this methodology, such as the methodology used in determining our compliance with corporate borrowing covenants. Our leverage, as calculated under our corporate borrowing covenants, was 53.9% as of September 30, 2017.
As of September 30, 2017, we had approximately $5.8 million of cash and cash equivalents compared to $13.9 million as of December 31, 2016. The following discussion summarizes the sources and uses of our cash during the nine months ended September 30, 2017.
Operating Activities
Net cash provided by operating activities decreased by approximately $14.0 million to approximately $53.8 million for the nine months ended September 30, 2017 from approximately $67.8 million for the same period in 2016. The decrease is primarily due to a decrease in NOI as discussed previously under "Our Operating Results."
Lease Expirations
Our primary source of funding for our property-level operating expenses and debt service payments is rent collected pursuant to our tenant leases. Our operating portfolio was approximately 89.5% leased as of September 30, 2017, compared to approximately 91.5% as of September 30, 2016. Our properties are generally leased to tenants for terms ranging from three to ten years. As of September 30, 2017,  the weighted average remaining term of our leases was approximately 5.0 years, based on annualized base rent, and 5.1 years, based on leased square footage.
The following is a schedule of expiring leases for our consolidated operating properties by annualized base rent and square footage as of September 30, 2017 and assuming no exercise of lease renewal options (dollar amounts and square footage amounts in thousands, except footnoted information):

	Lease Expirations
Year (1)	Number of Leases Expiring	Annualized Base Rent (2)%		Square Feet	%
2017 (3)	21	$9,276	5.9%	253	3.3%
2018	95	8,590	5.5%	361	4.7%
2019	103	24,972	15.9%	1,114	14.6%
2020	125	24,743	15.8%	1,115	14.6%
2021	68	17,117	10.9%	1,279	16.8%
2022	63	13,154	8.4%	715	9.4%
2023	46	20,289	12.9%	791	10.4%
2024	27	5,432	3.5%	336	4.4%
2025	22	4,997	3.2%	214	2.8%
2026	18	3,442	2.2%	210	2.8%
Thereafter	50	24,787	15.8%	1,246	16.2%
Total	638	$156,799	100.0%	7,634	100.0%

(1)
The lease expiration year does not include the consideration of any renewal or extension options. Also, the lease expiration year is based on noncancellable lease terms and does not extend beyond any early termination rights that the tenant may have under the lease.

(2)	Annualized base rent represents the annualized monthly base rent of leases executed as of September 30, 2017.

(3)
Represents the number of leases expiring and annualized base rent for the remainder of 2017. Includes three leases with annualized base rent of approximately $34,000 that are on a month-to-month basis. In January 2017, our lease with Sybase, our second largest tenant as of December 31, 2016 based upon annualized base rent, was terminated and is no longer included in the above table.

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Our most significant lease was Charles Schwab & Co., Inc. ("Schwab") which leased 100% of a 594,000 square foot office property in Northern New Jersey (“3 Second Street", formerly known as Harborside) and expired on September 30, 2017. The Schwab lease was not renewed or extended. The Schwab lease comprises $23.5 million, or 15.0%, of our total annualized base rent as of September 30, 2017 and $12.2 million, or 12.1%, of our total NOI for the nine months ended September 30, 2017. As of September 30, 2017, the Schwab lease comprises 6.9% of our total portfolio when measured in square feet.
However, 3 Second Street is 100% subleased to 25 tenants through September 2017 and furthermore 15 of these subleases comprising 389,000 square feet or 65% of 3 Second Street, have executed leases directly with us that effectively extend their leases beyond the Schwab lease expiration. These direct leases will expire between September 2020 and September 2032. As a result, the above lease expiration table includes these direct leases in the years in which the leases will expire, as opposed to reflecting the full impact of the lease expiration of the current in-place lease with Schwab in 2017.
As the Schwab lease has expired, we may be forced to offer concessions in order to attract new tenants. In addition, we may be required to expend substantial funds to construct new tenant improvements in the vacated space and incur leasing costs. As a result, and until this property is released, we would expect the expiration of the Schwab lease to negatively impact our operating results and cash flows.
During the nine months ended September 30, 2017, we signed new leases for approximately 537,000 square feet and renewal leases for approximately 481,000 square feet. Notable lease activity during the three months ended September 30, 2017 includes (i) a 73,000 square foot lease with Trinet Group, Inc. at an office property in East Bay, CA to partially replace Sybase and (ii) a 61,000 square foot lease renewal with Proctor & Gamble at an office property in Fayetteville, AR.
Tenant improvements and leasing commissions related to our new leases were approximately $19.1 million and $7.5 million, respectively, or $18.79 and $7.37 per square foot, respectively. Of these leases, approximately 684,000 square feet were considered comparable leases, with average straight line rent growth of 30.9%, and tenant improvements and incentives of approximately $54.85 per square foot. Comparable leases comprise leases for which prior leases were in place for the same suite within twelve months of executing a new lease. Comparable leases must have terms of at least six months and the square footage of the suite occupied by the prior tenant cannot be more or less than 50% different from the size of the new lease's suite.
Investing Activities
We had net cash used in investing activities of approximately $19.7 million for the nine months ended September 30, 2017, compared to net cash provided by investing activities of approximately $126.3 million for the same period in 2016. The $146.0 million decrease is primarily due to a $166.4 million decrease in proceeds from disposition of real properties partially offset by a $26.3 million decrease in cash paid to acquire operating properties.
Financing Activities
Net cash used in financing activities decreased approximately $133.4 million to approximately $42.2 million for the nine months ended September 30, 2017 from $175.5 million for the same period in 2016. The decrease is primarily due to a $138.6 million increase in cash received from net borrowing activities, partially offset by (i) a $39.9 million decrease in cash paid for redemption of common shares and (ii) a $39.5 million decrease in proceeds from the sale of our common shares.
During the nine months ended September 30, 2017 and 2016, we raised approximately $12.6 million and $51.4 million in proceeds from the sale of shares in our current follow-on public offering, respectively, and approximately $6.8 million and $4.1 million under the distribution reinvestment plan, respectively. The decline in proceeds largely resulted from a primary dealer offering during the three months ended September 30, 2016. We have offered and will continue to offer Class E shares of common stock through the Class E DRIP Offering. The amount raised under the Class E DRIP Offering decreased by approximately $0.4 million to approximately $11.6 million for the nine months ended September 30, 2017, from approximately $11.2 million for the same period in 2016.
Debt Maturities
One of our borrowings with an aggregate outstanding balance as of September 30, 2017 of approximately $275.0 million has a maturity before January 1, 2019; however, this borrowing is subject to two one-year extension options. For additional information on our upcoming debt maturities, see Note 4 to our financial statements beginning on page F-1 of this Supplement.
Distributions
To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs.

The following table sets forth the amounts and sources of distributions declared for the three and nine months ended September 30, 2017 and 2016 (dollar amounts in thousands, except footnoted information):
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	For the Three Months Ended				For the Nine Months Ended
Distributions:	September 30, 2017	% of Total Distributions	September 30, 2016	% of Total Distributions	September 30, 2017	% of Total Distributions	September 30, 2016	% of Total Distributions
Common stock distributions paid in cash	$7,549	55.2%	$8,907	57.7%	$23,865	56.1%	$27,747	59.0%
Other cash distributions (1)	1,195	8.7%	1,257	8.2%	3,745	8.8%	3,838	8.1%
Total cash distributions	$8,744	63.9%	$10,164	65.9%	$27,610	64.9%	$31,585	67.1%
Common stock distributions reinvested in common shares	4,937	36.1%	5,264	34.1%	14,933	35.1%	15,483	32.9%
Total distributions	$13,681	100.0%	$15,428	100.0%	$42,543	100.0%	$47,068	100.0%
Sources of distributions:
Cash flow from operations (2)	$18,237	133.3%	$24,477	158.7%	$53,828	126.5%	$67,838	144.1%
Financial performance metric:
NAREIT-defined FFO (3)	$14,131	103.3%	$23,251	150.7%	$51,757	121.7%	$69,598	147.9%

(1)
Other cash distributions include (i) distributions declared for OP Units for the respective period, (ii) regular distributions made during the period to our joint venture partners that are noncontrolling interest holders, which exclude distributions of disposition proceeds related to properties sold by the joint ventures, (iii) distribution fees we pay to our dealer manager with respect to the Class T, Class S and Class D shares, and (iv) dividend equivalents declared during the period to the unvested restricted stock units granted by the Company to our Advisor.

(2)
Prior to January 1, 2017, expenses associated with the acquisition of real property were recorded to earnings and as a deduction to our cash from operations. As of January 1, 2017, we adopted Accounting Standards Update 2017-01 ("ASU 2017-01") and anticipate that our future acquisitions of real property will likely be accounted for as asset acquisitions which requires capitalization of acquisition costs as a component of the acquired assets which will reduce our cash flows provided by investing activities. See Note 2 to our financial statements included in “Item 1. Financial Statements” of this Quarterly Report on Form 10-Q for additional discussion regarding ASU 2017-01. We did not record any acquisition-related expenses in the accompanying statements of operations for the three and nine months ended September 30, 2017. We incurred acquisition-related expenses of approximately $136,000 and $661,000 for the three and nine months ended September 30, 2016, respectively.

(3)
NAREIT-defined FFO is an operating metric and should not be used as a liquidity measure. However, management believes the relationship between NAREIT-defined FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. The definition of NAREIT-defined FFO, a reconciliation to GAAP net income (loss), and a discussion of NAREIT-defined FFO’s inherent limitations are provided above in "- How We Measure Our Operating Performance."

Redemptions
Below is a summary of (i) Class E common stock repurchases pursuant to our self-tender offers, (ii) repurchases pursuant to our Class E Share Redemption Program (which terminated effective September 1, 2017) (the “Class E SRP”), (iii) repurchases pursuant to our Second Amended and Restated Class A, W and I Share Redemption Program (which terminated effective September 1, 2017) (the “Class AWI SRP”) and (iv) repurchases pursuant to our current share redemption program, adopted September 1, 2017 and amended as of October 13, 2017 (the "New SRP"), for each of the last four quarterly periods (number of shares in thousands). Redemption requests accepted in September 2017 pursuant to our New SRP are considered redeemed on October 1, 2017 and are not included in the table below. Please see "Subsequent Events" below for additional information regarding redemptions paid subsequent to September 30, 2017.
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For the Quarter Ended:	Number of Shares Requested for Redemption or Purchase	Number of Shares Redeemed or Purchased	Percentage of Shares Requested for Redemption Redeemed or for Purchase Purchased	Price Paid per Share
December 31, 2016
Class E SRP – Death or Disability Redemptions	360	360	100%	$7.48
Self-Tender Offer Purchases (1)	7,697	7,697	100%	7.44
Class AWI SRP	301	301	100%	7.47
Total / Average	8,358	8,358	100%	7.44
March 31, 2017
Class E SRP – Death or Disability Redemptions	249	249	100%	7.56
Self-Tender Offer Purchases (1)	5,685	5,685	100%	7.51
Class AWI SRP	414	414	100%	7.55
Total / Average	6,348	6,348	100%	7.51
June 30, 2017
Class E SRP – Death or Disability Redemptions	315	315	100%	7.52
Self-Tender Offer Purchases (1)	6,071	6,071	100%	7.49
Class AWI SRP	786	786	100%	7.51
Total / Average	7,172	7,172	100%	7.49
September 30, 2017
Class E SRP – Death or Disability Redemptions	387	387	100%	7.49
Class AWI SRP	805	805	100%	7.48
Total / Average	1,192	1,192	100%	7.48
Average	5,768	5,768	100%	$7.48

(1)	Amounts represent Class E shares purchased pursuant to self-tender offers, which we completed on December 9, 2016, March 10, 2017, and June 14, 2017.
Subsequent Events
The following occurred subsequent to September 30, 2017.

Dispositions of Real Property
On October 17, 2017, we disposed of a non-strategic office property in Silicon Valley, CA comprising 143,000 net rentable square feet ("Jay Street") to an unrelated third party. We sold Jay Street, which had a net basis of approximately $30.9 million as of September 30, 2017, for a total sales price of $44.9 million. Jay Street was 100% leased as of September 30, 2017.

On October 25, 2017, we disposed of a retail property in Philadelphia, PA comprising 426,000 net rentable square feet ( "Centerton Square") to an unrelated third party. We sold Centerton Square, which had a net basis of approximately $75.8 million as of September 30, 2017, for a total sales price of $129.6 million. Centerton Square was 100% leased as of September 30, 2017.

Repayment of Mortgage Note
On October 25, 2017, we repaid a $75.0 million mortgage note secured by Centerton Square, subject to an interest rate spread of 2.25% over one-month LIBOR and a maturity date of July 10, 2019, with proceeds from the disposition of Centerton Square.
Redemptions Pursuant to our New SRP
Subsequent to September 30, 2017, we settled common share redemptions pursuant to our New SRP of approximately 6.3 million shares of common stock for approximately $46.9 million.

CERTAIN HISTORICAL NAV INFORMATION
Certain Historical NAV Information
The following table shows our NAV per share at the end of each quarter since we commenced calculating our NAV on July 12, 2012.

Date	Class E	Class T	Class S	Class W	Class I
September 30, 2012	$6.64	$6.64	N/A	$6.64	$6.64
December 31, 2012	$6.70	$6.70	N/A	$6.70	$6.70
March 31, 2013	$6.79	$6.79	N/A	$6.79	$6.79
June 30, 2013	$6.83	$6.83	N/A	$6.83	$6.83
September 30, 2013	$6.87	$6.87	N/A	$6.87	$6.87
December 31, 2013	$6.93	$6.93	N/A	$6.93	$6.93
March 31, 2014	$6.96	$6.96	N/A	$6.96	$6.96
June 30, 2014	$7.00	$7.00	N/A	$7.00	$7.00
September 30, 2014	$7.09	$7.09	N/A	$7.09	$7.09
December 31, 2014	$7.16	$7.16	N/A	$7.16	$7.16
March 31, 2015	$7.31	$7.31	N/A	$7.31	$7.31
June 30, 2015	$7.38	$7.38	N/A	$7.38	$7.38
September 30, 2015	$7.42	$7.42	N/A	$7.42	$7.42
December 31, 2015	$7.47	$7.47	N/A	$7.47	$7.47
March 31, 2016	$7.36	$7.36	N/A	$7.36	$7.36
June 30, 2016	$7.37	$7.37	N/A	$7.37	$7.37
September 30, 2016	$7.48	$7.48	N/A	$7.48	$7.48
December 31, 2016	$7.57	$7.57	N/A	$7.57	$7.57
March 31, 2017	$7.52	$7.52	N/A	$7.52	$7.52
June 30, 2017	$7.50	$7.50	N/A	$7.50	$7.50
September 30, 2017	$7.45	$7.45	$7.45	$7.45	$7.45
Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is (1) posted on our website, www.blackcreekdiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the adverse effect on the value of assets and liabilities that results from a change in the applicable market resulting from a variety of factors such as perceived risk, interest rate changes, inflation and overall general economic changes. Accordingly, we manage our market risk by matching projected cash inflows from operating, investing and financing activities with projected cash outflows for debt service, acquisitions, capital expenditures, distributions to stockholders and unit holders, and other cash requirements. Our outstanding borrowings are directly impacted by changes in market conditions. This impact is largely mitigated by the fact that the majority of our outstanding borrowings have fixed interest rates, which minimize our exposure to the risk that fluctuating interest rates may pose to our operating results and liquidity.
As of September 30, 2017, the fair value of our fixed-rate borrowings was $130.6 million and the carrying value of our fixed-rate borrowings was $128.3 million . The fair value estimate of our fixed-rate borrowings was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated as of September 30, 2017. As we expect to hold our fixed-rate borrowings to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed-rate borrowings, would have a significant impact on our operations.
As of September 30, 2017, we had approximately $680.1 million of unhedged floating-rate borrowings outstanding indexed to LIBOR rates. If the one-month LIBOR were to increase 10%, we estimate that our quarterly interest expense would increase by approximately $210,000 based on our outstanding floating-rate debt as of September 30, 2017.
We may seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs by selectively utilizing derivative instruments to hedge exposures to changes in interest rates on loans secured by our assets. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy is designed to minimize the impact on our net income (loss) and funds from operations from changes in interest rates, the overall returns on our investments may be reduced. Our board of directors has established policies and procedures regarding our use of derivative instruments for hedging or other purposes. During the nine months ended September 30, 2017, we recorded an increase in our net asset value of approximately $932,000 as a result of changes in the value of our derivatives. Changes in the interest rate yield curve directly impact the value of our derivatives and, as capital market expectations of future interest rates have declined, so have the value of our derivatives.
EXPERTS
The statements included in this Supplement under the captions "October 31, 2017 NAV Per Share" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Net Asset Value Calculation," relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions, have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and footnoted information)

	As of
	September 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Investments in real property	$2,221,700	$2,204,322
Accumulated depreciation and amortization	(529,846)	(492,911)
Total net investments in real property	1,691,854	1,711,411
Debt-related investments, net	11,259	15,209
Total net investments	1,703,113	1,726,620
Cash and cash equivalents	5,841	13,864
Restricted cash	8,268	7,282
Other assets, net	40,549	35,962
Total Assets	$1,757,771	$1,783,728
LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued expenses (1)	$31,336	$34,085
Mortgage notes	477,946	342,247
Unsecured borrowings	673,555	706,554
Intangible lease liabilities, net	55,856	59,545
Other liabilities	27,581	33,206
Total Liabilities	1,266,274	1,175,637
Equity:
Stockholders’ equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 139,949,658 and 150,636,393 shares issued and outstanding, as of September 30, 2017 and December 31, 2016, respectively (2)	1,399	1,506
Additional paid-in capital	1,282,495	1,361,638
Distributions in excess of earnings	(872,249)	(839,896)
Accumulated other comprehensive loss	(4,618)	(6,905)
Total stockholders’ equity	407,027	516,343
Noncontrolling interests	84,470	91,748
Total Equity	491,497	608,091
Total Liabilities and Equity	$1,757,771	$1,783,728

(1)
Includes approximately $2.9 million and $3.6 million that we owed to Black Creek Diversified Property Advisors LLC (f/k/a Dividend Capital Total Advisors LLC) (our "Advisor") and affiliates of our Advisor for services and reimbursement of certain expenses as of September 30, 2017 and December 31, 2016, respectively.

(2)	See Note 7 for the number of shares outstanding of each class of common stock as of September 30, 2017 and December 31, 2016.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share and footnoted information)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
REVENUE:
Rental revenue	$49,478	$53,258	$152,022	$161,504
Debt-related income	194	235	654	710
Total Revenue	49,672	53,493	152,676	162,214
EXPENSES:
Rental expense	17,516	16,437	51,520	48,388
Real estate depreciation and amortization expense	16,927	19,989	53,661	60,022
General and administrative expenses (1)	2,760	2,234	7,034	7,192
Advisory fees, related party	3,274	3,681	10,215	11,118
Acquisition-related expenses	—	136	—	661
Impairment of real estate property (2)	—	2,090	1,116	2,677
Total Operating Expenses	40,477	44,567	123,546	130,058
OTHER (EXPENSES) INCOME:
Other (expense) and income	(664)	2,308	(862)	2,297
Interest expense	(11,346)	(10,011)	(31,193)	(31,394)
Gain on extinguishment of debt and financing commitments	—	—	—	5,136
Gain on sale of real property (3)	670	2,095	11,022	43,495
Net (loss) income	(2,145)	3,318	8,097	51,690
Net loss (income) attributable to noncontrolling interests	185	(353)	(1,591)	(4,826)
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(1,960)	$2,965	$6,506	$46,864
NET (LOSS) INCOME PER BASIC AND DILUTED COMMON SHARE	$(0.01)	$0.02	$0.04	$0.29
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	139,925	158,688	144,998	161,274
Diluted	151,739	170,952	156,918	173,760
Distributions declared per common share	$0.0892	$0.0892	$0.2674	$0.2677

(1)
Includes approximately $1.6 million and $1.4 million of reimbursable expenses incurred by our Advisor and its affiliates during the three months ended September 30, 2017 and 2016, respectively, and approximately $4.8 million and $4.9 million of reimbursable expenses incurred by our Advisor and its affiliates during the nine months ended September 30, 2017 and 2016, respectively.

(2)
Includes approximately $186,000 paid to our Advisor for advisory fees associated with the disposition of real properties during the three months ended September 30, 2016 and approximately $45,000 and $265,000 paid to our Advisor for advisory fees associated with the disposition of real properties during the nine months ended September 30, 2017 and 2016, respectively.

(3)
Includes approximately $77,000 and $85,000 paid to our Advisor for advisory fees associated with the disposition of real properties during the three months ended September 30, 2017 and 2016, respectively, and approximately $318,000 and $1.8 million paid to our Advisor for advisory fees associated with the disposition of real properties during the nine months ended September 30, 2017 and 2016, respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Unaudited)
(In thousands)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Net (loss) income	$(2,145)	$3,318	$8,097	$51,690
Other Comprehensive (Loss) Income:
Change in value of cash flow hedging derivatives	948	2,901	2,360	(9,880)
Comprehensive (loss) income	(1,197)	6,219	10,457	41,810
Comprehensive loss (income) attributable to noncontrolling interests	169	(571)	(1,664)	(4,098)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(1,028)	$5,648	$8,793	$37,712

The accompanying notes are an integral part of these condensed consolidated financial statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENT OF EQUITY
(Unaudited)
(In thousands)

	Stockholders’ Equity
					Accumulated
			Additional	Distributions	Other
	Common Stock		Paid-in	in Excess of	Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Earnings	(Loss) Income	Interests	Equity
Balances, December 31, 2016	150,636	$1,506	$1,361,638	$(839,896)	$(6,905)	$91,748	$608,091
Comprehensive income:
Net income	—	—	—	6,506	—	1,591	8,097
Unrealized change in value of cash flow hedging derivatives	—	—	—	—	2,287	73	2,360
Common stock:
Issuance of common stock, net of offering costs	4,125	41	31,028	—	—	—	31,069
Issuance of common stock, stock-based compensation plans	(99)	(1)	(647)	—	—	—	(648)
Redemptions of common stock	(14,712)	(147)	(110,454)	—	—	—	(110,601)
Amortization of stock-based compensation	—	—	1,526	—	—	—	1,526
Distributions declared on common stock	—	—	—	(38,798)	—	—	(38,798)
Distributions on unvested Advisor RSUs	—	—	—	(61)	—	—	(61)
Noncontrolling interests:
Contributions of noncontrolling interests	—	—	—	—	—	106	106
Distributions declared to noncontrolling interests	—	—	—	—	—	(5,840)	(5,840)
Redemptions of noncontrolling interests	—	—	(596)	—	—	(3,208)	(3,804)
September 30, 2017	139,950	$1,399	$1,282,495	$(872,249)	$(4,618)	$84,470	$491,497
The accompanying notes are an integral part of these condensed consolidated financial statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	For the Nine Months Ended September 30,
	2017	2016
OPERATING ACTIVITIES:
Net income	$8,097	$51,690
Adjustments to reconcile net income to net cash provided by operating activities:
Real estate depreciation and amortization expense	53,661	60,022
Gain on disposition of real property	(11,022)	(43,495)
Impairment of real estate property	1,116	2,677
Gain on extinguishment of debt and financing commitments	—	(5,136)
Other adjustments to reconcile net income to net cash provided by operating activities	5,241	5,663
Changes in operating assets and liabilities	(3,265)	(3,583)
Net cash provided by operating activities	53,828	67,838
INVESTING ACTIVITIES:
Acquisition of real property	(39,538)	(65,861)
Capital expenditures in real property	(18,801)	(18,598)
Proceeds from disposition of real property	36,250	202,665
Principal collections on debt-related investments	3,915	349
Other investing activities	(1,492)	7,788
Net cash (used in) provided by investing activities	(19,666)	126,343
FINANCING ACTIVITIES:
Mortgage note proceeds	299,469	84,045
Mortgage note principal repayments	(162,037)	(270,215)
Net (repayments of) proceeds from revolving line of credit borrowings	(34,000)	151,000
Redemption of common shares	(110,665)	(150,588)
Distributions on common stock	(30,086)	(28,698)
Proceeds from sale of common stock	12,486	51,968
Offering costs for issuance of common stock	(3,425)	(5,160)
Distributions to noncontrolling interest holders	(6,560)	(5,498)
Redemption of OP Unit holder interests	(3,427)	(4,316)
Other financing activities	(3,940)	1,915
Net cash used in financing activities	(42,185)	(175,547)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,023)	18,634
CASH AND CASH EQUIVALENTS, beginning of period	13,864	15,769
CASH AND CASH EQUIVALENTS, end of period	$5,841	$34,403
Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$27,985	$29,782
Supplemental Disclosure of Noncash Investing and Financing Activities:
Common stock issued pursuant to the distribution reinvestment plan	$18,433	$15,313
Non-cash disposition of real property *	$—	$7,830

*	Represents the amount of sales proceeds from the disposition of real property that we did not receive or pay in cash, primarily due to the repayment of related borrowings by the purchaser at closing.
The accompanying notes are an integral part of these condensed consolidated financial statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three and Nine Months Ended September 30, 2017
(Unaudited)

1. ORGANIZATION
Black Creek Diversified Property Fund Inc. (f/k/a Dividend Capital Diversified Property Fund Inc.) is a Maryland corporation formed on April 11, 2005 to invest in a diverse portfolio of real property and real estate related investments. As used herein, “the Company,” “we,” “our” and “us” refer to Black Creek Diversified Property Fund Inc. and its consolidated subsidiaries and partnerships except where the context otherwise requires.
We operate in such a manner so as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes, and we utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through our operating partnership, Black Creek Diversified Property Operating Partnership, L.P. (f/k/a Dividend Capital Total Realty Operating Partnership, L.P.) (our “Operating Partnership”).
We are the sole general partner of our Operating Partnership. In addition, we have contributed 100% of the proceeds received from our offerings of common stock to our Operating Partnership in exchange for partnership units (“OP Units”) representing our interest as a limited partner of our Operating Partnership. Our Operating Partnership qualifies as a variable interest entity for accounting purposes and substantially all of the assets of the Company are held by our Operating Partnership, which, subject to certain Operating Partnership and subsidiary level financing restrictions, can be used to settle its obligations. Creditors of certain liabilities of our Operating Partnership have recourse to the Company. Under our Operating Partnership, we historically had variable interest entities that were joint ventures in which we had real estate investments. The accompanying condensed consolidated balance sheets included approximately $48.2 million, after accumulated depreciation and amortization, in net investments in real property in these consolidated variable interest entities as of December 31, 2016. As of September 30, 2017, we did not hold any investment in any joint ventures.
As of September 30, 2017 and December 31, 2016, we owned approximately 92.3% and 92.6%, respectively, of the limited partnership interests in our Operating Partnership, and the remaining limited partnership interests in our Operating Partnership were owned by third-party investors. Our Operating Partnership has classes of OP Units that correspond to our classes of common stock. As of September 30, 2017 and December 31, 2016, our Operating Partnership had issued and outstanding approximately 11.7 million and 12.0 million Class E OP Units held by third party investors, respectively, which represent limited partnership interests issued in connection with its private placement offerings. As of September 30, 2017 and December 31, 2016, such Class E OP Units had a maximum approximate redemption value of $86.9 million and $91.2 million, respectively, based on the most recent selling price of our common stock pursuant to our primary offering.
On July 12, 2012, the Securities and Exchange Commission (the “Commission”) declared effective our Registration Statement on Form S-11 (Registration Number 333-175989) (as amended, the “Prior Registration Statement”). The Prior Registration Statement applied to the offer and sale (the “Prior Offering”) of up to $3,000,000,000 of our shares of common stock, of which $2,250,000,000 of shares were expected to be offered to the public in a primary offering and $750,000,000 of shares were expected to be offered to our stockholders pursuant to an amended and restated distribution reinvestment plan (subject to our right to reallocate such amounts). In the Prior Offering, we offered to the public three classes of shares: Class A shares, Class W shares and Class I shares with net asset value (“NAV”) based pricing. On September 15, 2015, we terminated the Prior Offering. Through September 15, 2015, the date our Prior Offering terminated, we had raised gross proceeds of approximately $183.0 million from the sale of approximately 25.8 million shares in the Prior Offering, including approximately $3.4 million through our distribution reinvestment plan.
On September 16, 2015, the Commission declared effective our Registration Statement on Form S-11 (Registration Number 333-197767) (the “Follow-On Registration Statement”). The Follow-On Registration Statement applies to the Company’s follow-on “best efforts” offering of up to $1,000,000,000 of the Company’s Class A, Class I and Class W shares of common stock, of which $750,000,000 of shares are expected to be offered to the public in a primary offering and $250,000,000 of shares are expected to be offered to stockholders of the Company pursuant to its distribution reinvestment plan (subject to the Company’s right to reallocate such amounts) (the “Follow-On Offering”). As of September 30, 2017, we had raised gross proceeds of approximately $129.4 million from the sale of approximately 17.4 million shares in the Follow-On Offering.

On September 1, 2017 (the “Restructuring Date”), we amended our charter and restructured our outstanding share classes as part of a broader restructuring (the "Restructuring"). Many aspects of the Restructuring are described in Post-Effective Amendment No. 10 to our Follow-On Registration Statement, which was filed on the Restructuring Date and is available on the website of the Commission at the address www.sec.gov. As part of the Restructuring, we, among other things:

•	changed our outstanding unclassified shares of common stock (which, since 2012, we have referred to as “Class E” shares ) to a new formally designated class of Class E shares;

•	changed our outstanding Class A, Class W and Class I shares of common stock to Class T, Class D and a new version of Class I shares of common stock, respectively;

•	created a new class of common stock called Class S shares;

•	revised the classes of common stock that we offer in our ongoing primary public offering from Class A, Class W and Class I shares to Class T, Class S, Class D and a new version of Class I shares;

•	revised the compensation we pay to our dealer manager in connection with our offerings;

•	revised the fees and reimbursements we pay to our Advisor;

•	changed the frequency of our NAV calculations from daily to monthly and made other changes to our valuation policies; and

•	adopted a new share redemption program that applies to all of our stockholders.
As of September 30, 2017, we were offering to sell any combination of Class T shares, Class S, Class D shares and Class I shares with a dollar value up to the maximum remaining offering amount pursuant to the Follow-On Offering. We also sold shares of our Class E shares, pursuant to our distribution reinvestment plan offering registered on our Registration Statement on Form S-3 (Registration Number 333-162636).
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Interim Financial Statements
The accompanying interim condensed consolidated financial statements (herein referred to as “financial statements,” “balance sheets,” “statements of operations,” “statements of comprehensive (loss) income,” “statement of equity,” or “statements of cash flows”) have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and with the Commission's instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial statements. Accordingly, these financial statements do not include all the information and disclosure required by GAAP for complete financial statements. In the opinion of management, the accompanying financial statements include all adjustments and eliminations, consisting only of normal recurring items necessary for their fair presentation in conformity with GAAP. Interim results are not necessarily indicative of operating results for a full year. The unaudited information included in this Quarterly Report on Form 10-Q should be read in conjunction with our audited financial statements and notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Commission on March 3, 2017. There have been no significant changes to the Company’s significant accounting policies during the nine months ended September 30, 2017 other than the updates described below.
New Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which provides new guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that supersedes most current revenue recognition guidance in Topic 605, "Revenue Recognition". This guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance specifically excludes revenue associated with lease contracts. Additionally, this guidance expands related disclosure requirements regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 will be effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. We plan to adopt the standard when it becomes effective for us beginning January 1, 2018. Rental revenues and certain recoveries earned from leasing our operating properties will be evaluated with the adoption of the lease accounting standard (discussed below). The revised lease accounting standard includes a package of practical expedients that allows an entity to avoid reassessing the accounting for lease components, including the allocations between lease and nonlease components in contracts under ASU 2014-09. We expect to elect this package of practical expedients, and accordingly will not reallocate contract consideration to lease components within the scope of the existing lease guidance when the Company adopts ASU 2014-09. Additionally, we do not expect ASU 2014-09 to significantly impact the accounting for sales of our properties. Our initial analysis of our non-lease related revenue contracts indicates that the adoption of ASU 2014-09 will not have a material effect on our consolidated financial statements; however, we are still in the process of evaluating ASU 2014-09.
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (Topic 842) (“ASU 2016-02”), which amends the accounting guidance regarding lessees accounting, leveraged leases, and sale and leaseback transactions. The accounting applied by a lessor is largely unchanged under ASU 2016-02, however, the standard requires that lessors expense certain initial direct costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalizable and therefore this new standard may result in certain of these costs being expensed as incurred after adoption. Such costs are not material to us. This standard may also impact the timing, recognition and disclosures related to our rental recoveries from tenants earned from leasing our operating properties. The guidance will be effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2018. The guidance should be adopted using a modified retrospective transition, which will require application of ASU 2016-02 at the beginning of the earliest comparative period presented. We will adopt the standard when it becomes effective for us beginning January 1, 2019, and we expect to elect the practical expedients available for implementation under ASU 2016-02. Under the practical expedients election, we would not be required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. ASU 2016-02 will also require new disclosures within the notes accompanying our consolidated financial statements. Our initial analysis of our lease contracts indicates that the adoption of ASU 2016-02 will not have a material impact on our consolidated financial statements; however, we are still in the process of evaluating ASU 2016-02.
In February 2017, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2017-05, Other Income- Gain and Losses from Derecognition of Nonfinancial Assets (Topic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets ("ASU 2017-05"), which clarifies that a financial asset is within the scope of ASU 2017-05 if it is deemed an "in substance nonfinancial asset." Additionally, ASU 2017-05 adds guidance for partial sales of nonfinancial assets. The guidance will be effective for annual reporting periods beginning after December 15, 2017, and will require full or modified retrospective application. Early adoption is permitted for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. We plan to adopt ASU 2017-05 at the same time we adopt Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) when the standard becomes effective for us beginning January 1, 2018 and the modified retrospective application will be applied. We do not anticipate the adoption will have a significant impact on our financial statements.
In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities ("ASU 2017-12"), which expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. Additionally, ASU 2017-12 attempts to simplify the application of hedge accounting guidance and ease the administrative burden of hedge documentation requirements and assessing hedge effectiveness. The guidance will be effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted any time after the issuance of ASU 2017-12 including in an interim period. A one-time cumulative effect adjustment is recorded to accumulated other comprehensive income and opening retained earnings as of the beginning of the fiscal year of adoption. We do not anticipate the adoption will have a significant impact on our financial statements, and we plan on adopting ASU 2017-12 as of January 1, 2018.
Newly Adopted Accounting Pronouncements
In January 2017, the FASB issued Accounting Standards Update 2017-01 ("ASU 2017-01"), which clarifies the definition of a business in order to provide additional guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Earlier adoption is permitted. The guidance in ASU 2017-01 should be adopted on a prospective basis. We adopted ASU 2017-01 as of January 1, 2017 and anticipate that future acquisitions of real property will likely be accounted for as asset acquisitions rather than business combinations. Among other things, accounting for an asset acquisition requires capitalization of acquisition costs as a component of the acquired assets whereas accounting for business combinations requires acquisition costs to be expensed. As of September 30, 2017, we capitalized approximately $231,000 of acquisition costs related to our acquisition of real property during the nine months ended September 30, 2017. Additionally, goodwill is not recognized and contingent consideration is recorded when probable and reasonably estimable under accounting for asset acquisitions.

3. INVESTMENTS IN REAL PROPERTY
Currently, our consolidated investments in real property consist of investments in office, industrial and retail properties. The following tables summarize our consolidated investments in real property as of September 30, 2017 and December 31, 2016 (amounts in thousands):

Real Property	Land	Building and Improvements	Intangible Lease Assets	Total Investment Amount	Intangible Lease Liabilities	Net Investment Amount
As of September 30, 2017:
Office	$171,176	$718,316	$230,188	$1,119,680	$(14,917)	$1,104,763
Industrial	12,611	67,118	19,148	98,877	(575)	98,302
Retail	292,483	598,730	111,930	1,003,143	(75,264)	927,879
Total gross book value	476,270	1,384,164	361,266	2,221,700	(90,756)	2,130,944
Accumulated depreciation/amortization	—	(236,829)	(293,017)	(529,846)	34,900	(494,946)
Total net book value	$476,270	$1,147,335	$68,249	$1,691,854	$(55,856)	$1,635,998
As of December 31, 2016:
Office	$171,176	$701,859	$236,143	$1,109,178	$(15,121)	$1,094,057
Industrial	8,821	63,999	16,308	89,128	(344)	88,784
Retail	293,973	599,020	113,023	1,006,016	(75,515)	930,501
Total gross book value	473,970	1,364,878	365,474	2,204,322	(90,980)	2,113,342
Accumulated depreciation/amortization	—	(215,858)	(277,053)	(492,911)	31,435	(461,476)
Total net book value	$473,970	$1,149,020	$88,421	$1,711,411	$(59,545)	$1,651,866

Acquisitions
The following table summarizes our acquisition of real property during the nine months ended September 30, 2017 (dollar amounts and square footage in thousands):

Real Property	Property Type	Market	Date of Acquisition	Acquired Ownership	Contract Price	Net Rentable Square Feet	Percent Leased at Acquisition
Vasco Road	Industrial	East Bay, CA	7/21/2017	100%	$16,248	96	100%
Northgate	Industrial	Las Vegas, NV	7/26/2017	100%	24,500	248	100%
					$40,748	344

The following table summarizes the allocations of the fair value of the real property we acquired during the nine months ended September 30, 2017 to land, building and improvements, intangible lease assets, intangible lease liabilities, and mark-to-market adjustment on assumed debt (dollar amounts in thousands). We have not made any material adjustments related to these allocations.

								Weighted-Average Amortization Period (Years)
Real Property	Land	Building and Improvements	Intangible Lease Assets	Intangible Lease Liabilities	Total Fair Value	Prorations and Credits	Contract Price	Intangible Lease Assets	Intangible Lease Liabilities
Vasco Road	$4,880	$9,637	$2,382	$(575)	$16,324	$(76)	$16,248	5.9	8.1
Northgate	3,940	17,110	3,605	—	24,655	(155)	24,500	9.8	N/A
Total/ Weighted Average	$8,820	$26,747	$5,987	$(575)	$40,979	$(231)	$40,748	8.3	8.1

Dispositions
During the nine months ended September 30, 2017 and 2016, we disposed of the following properties (dollar amounts and square footage in thousands):

Property Type	Market	Ownership	Net Rentable Square Feet	Percentage Leased	Disposition Date	Contract Sales Price	Gain on Sale
For the nine months ended September 30, 2017
Retail	Greater Boston	100%	51	61%	5/31/2017	$4,500	$—
Industrial Portfolio (1)	Louisville, KY	90%	609	100%	6/9/2017	26,800	10,352
Industrial (2)	Dallas, TX	100%	128	—%	7/21/2017	7,661	670
Total/ Weighted Average			788	81%		$38,961	$11,022
For the nine months ended September 30, 2016
Office	Washington, DC	100%	574	100%	2/18/2016	$158,400	$41,241
Office	Chicago, IL	80%	107	66%	3/1/2016	9,850	—
Office	Chicago, IL	80%	199	81%	3/1/2016	18,000	159
Retail	Greater Boston	100%	39	100%	8/5/2016	3,625	975
Industrial	Louisville, KY	90%	126	33%	9/2/2016	5,400	1,120
Office	Washington, DC	100%	178	—%	9/30/2016	18,600	—
Total/ Weighted Average			1,223	73%		$213,875	$43,495

(1)	Industrial portfolio included three properties.

(2)	Disposed property was a single building from a three-building industrial property. We continue to own the remaining portion of the property.

Real Property Impairment
During the nine months ended September 30, 2017, we recorded a $1.1 million impairment charge related to a consolidated retail property located in the Greater Boston market ("Hanover"), which we acquired in August 2007. We held a 100% ownership interest in Hanover. We sold Hanover in May 2017. Prior to the disposition, the net book value of Hanover exceeded the contract sales price less the cost to sell by approximately $1.1 million. Accordingly, we recorded an impairment charge to reduce the net book value of Hanover to our estimate of its fair value less the cost to sell.
During the nine months ended September 30, 2016, we recorded a $2.1 million impairment charge related to a consolidated office property located in the Washington, DC market ("Sunset Hills"), which we acquired in June 2010. We sold Sunset Hills in September 2016. Prior to the disposition, the net book value of Sunset Hills exceeded the contract sales price less the cost to sell by $2.1 million. Accordingly, we recorded an impairment charge to reduce the net book value of Sunset Hills to our estimate of its fair value less the cost to sell.
Additionally, during the nine months ended September 30, 2016, we recorded a $587,000 impairment charge related to a consolidated office property located in the Chicago, IL market ("40 Boulevard"), which we acquired in January 2007 and we held through a joint venture in which we were not the managing partner. We held an 80% ownership interest in 40 Boulevard. We sold 40 Boulevard in March 2016. Prior to the disposition, the net book value of 40 Boulevard exceeded the contract sales price less the cost to sell by approximately $587,000. Accordingly, we recorded an impairment charge to reduce the net book value of 40 Boulevard to our estimate of its fair value less the cost to sell.
The fair value measurement for the impairment charges related to Hanover, Sunset Hills and 40 Boulevard was based on the contract sales price less selling costs. We considered the Level 3 inputs used in determining the fair value of these real property investments to be significant. As such, the investments fall under the Level 3 category of the fair value hierarchy as defined in ASC Topic 820, Fair Value Measurements and Disclosures ("ASC Topic 820").
In the calculation of our monthly NAV, our real estate assets are carried at fair value using valuation methodologies consistent with ASC Topic 820. As a result, the timing of valuation changes recorded in our NAV will not necessarily be the same as for impairment charges recorded to our consolidated financial statements prepared pursuant to GAAP. Since we determine our NAV monthly, impairment charges pursuant to GAAP will likely always be delayed and potentially significantly delayed compared to the change in fair value of our properties included in the calculation of our monthly NAV.

Rental Revenue
The following table summarizes the adjustments to rental revenue related to the amortization of above-market lease assets, below-market lease liabilities, and straight-line rental adjustments for the three and nine months ended September 30, 2017 and 2016. In addition, the following table summarizes tenant recovery income received from tenants for real estate taxes, insurance and other property operating expenses and recognized as rental revenue (amounts in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Straight-line rent adjustments	$(109)	$(296)	$(464)	$(742)
Above-market lease assets	(641)	(1,402)	(2,155)	(3,930)
Below-market lease liabilities	1,355	1,529	4,138	4,608
Total increase to rental revenue	$605	$(169)	$1,519	$(64)
Tenant recovery income (1)	$9,865	$10,623	$30,911	$31,183

(1)
Tenant recovery income presented in this table excludes real estate taxes that were paid directly by our tenants that are subject to triple net lease contracts. Such payments totaled approximately $580,000 and $1.0 million during the three months ended September 30, 2017 and 2016, respectively, and approximately $1.7 million and $3.3 million during the nine months ended September 30, 2017 and 2016, respectively.

Concentration of Credit Risk
The following is a summary of amounts related to the top five tenants based on annualized base rent, as of September 30, 2017 (dollar amounts and square feet in thousands):

Tenant	Locations	Industry	Annualized Base Rent (1)	% of Total Annualized Base Rent	Square Feet	% of Total Portfolio Square Feet
Charles Schwab & Co, Inc (2)	2	Securities, Commodities, Fin. Inv./Rel. Activities	$23,650	15.1%	602	7.9%
Stop & Shop	13	Food and Beverage Stores	13,498	8.6%	803	10.5%
Novo Nordisk	1	Chemical Manufacturing	4,721	3.0%	167	2.2%
Seton Health Care	1	Hospitals	4,339	2.8%	156	2.0%
Shaw's Supermarket	4	Food and Beverage Stores	4,055	2.6%	240	3.1%
	21		$50,263	32.1%	1,968	25.7%

(1)	Annualized base rent represents the annualized monthly base rent of executed leases as of September 30, 2017.

(2)
The amount presented for Charles Schwab & Co., Inc. ("Schwab") reflects the total annualized base rent for our two leases in place with Schwab as of September 30, 2017. One of these leases, which expired on September 30, 2017, entailed the lease of all 594,000 square feet of our 3 Second Street office property (defined below in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources") and accounted for $23.5 million or 15.0% of our annualized base rent as of September 30, 2017. Schwab did not renew this lease. Schwab had subleased 100% of 3 Second Street to 25 sub-tenants through September 2017. We have executed leases directly with 15 of these subtenants that comprise 389,000 square feet or 65% of 3 Second Street that effectively extend their leases beyond the Schwab lease expiration. These direct leases will expire between September 2020 and September 2032.

The top tenant in the table above comprises 15.1% of annualized base rent as of September 30, 2017. However, due to the expiration of the Schwab lease at 3 Second Street on September 30, 2017, Schwab is no longer in the top 25 tenants based on future minimum rental revenue. Alternatively, based on future minimum rental revenue as of September 30, 2017, our top five tenants rank as follows: 1) Mizuho Bank Ltd., 2) Stop & Shop, 3) Shaw's Supermarket, 4) WeWork LLC, and 5) Trinet Group, Inc.
Our properties in New Jersey, Massachusetts, California, and Texas accounted for approximately 20%, 19%, 15%, and 11% respectively, of our total gross investment in real property portfolio as of September 30, 2017. A deterioration of general economic or other relevant conditions, changes in governmental laws and regulations, acts of nature, demographics or other factors in any of those states or the geographical region in which they are located could result in the loss of tenants, a decrease in the demand for our properties and a decrease in our revenues from those markets, which in turn may have a disproportionate and material adverse effect on our results of operations and financial condition.

4. DEBT OBLIGATIONS
The following table describes our borrowings as of September 30, 2017 and December 31, 2016 (dollar amounts in thousands):

	Principal Balance as of		Weighted Average Stated Interest Rate as of		Gross Investment Amount Securing Borrowings as of (1)
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Fixed-rate mortgages (2)	$128,934	$290,970	3.9%	4.9%	$188,880	$462,954
Floating-rate mortgages (3)	353,100	52,500	3.5%	2.3%	530,949	70,485
Total secured borrowings	482,034	343,470	3.6%	4.5%	719,829	533,439
Line of credit (4)	202,000	236,000	2.9%	2.3%	N/A	N/A
Term loans (5)	475,000	475,000	3.5%	3.2%	N/A	N/A
Total unsecured borrowings	677,000	711,000	3.3%	2.9%	N/A	N/A
Total borrowings	$1,159,034	$1,054,470	3.4%	3.4%	N/A	N/A
Less: net debt issuance costs	(8,059)	(6,295)
Add: mark-to-market adjustment on assumed debt	526	626
Total borrowings (net basis)	$1,151,501	$1,048,801

(1)
“Gross Investment Amount” as used here and throughout this document represents the allocated gross basis of real property after certain adjustments. Gross Investment Amount for real property (i) includes the effect of intangible lease liabilities, (ii) excludes accumulated depreciation and amortization, and (iii) includes the impact of impairments.

(2)
Amount as of September 30, 2017 and December 31, 2016 includes a floating-rate mortgage note that was subject to an interest rate spread of 1.60% over one-month LIBOR, which we have effectively fixed using an interest rate swap at 3.051% for the term of the borrowing.

(3)
As of September 30, 2017, our floating rate mortgage notes were subject to a weighted average interest rate spread of 2.30% over one-month LIBOR. As of December 31, 2016, our floating rate mortgage note was subject to an interest rate spread of 1.65% over one-month LIBOR.

(4)
As of September 30, 2017 and December 31, 2016, borrowings under our line of credit were subject to interest at a floating rate of 1.70% and 1.55% over one-month LIBOR, respectively. However, as of December 31, 2016, we had effectively fixed the interest rate of approximately $12.1 million of the total of $236.0 million in borrowings using interest rate swaps, resulting in a weighted average interest rate on the total line of credit of 2.28%.

(5)
As of September 30, 2017 and December 31, 2016, borrowings under our term loans were subject to interest at a weighted average floating rate of 1.75% and 1.60% over one-month LIBOR, respectively. However, we have effectively fixed the interest rate of approximately $350.0 million in borrowings using interest rate swaps, resulting in a weighted average interest rate on the total term loans of 3.45% and 3.17% as of September 30, 2017 and December 31, 2016, respectively.

Mortgage Notes
As of September 30, 2017, six mortgage notes were interest-only and four mortgage notes were fully amortizing with outstanding principal balances of approximately $456.1 million and $25.9 million, respectively. None of our mortgage notes are currently recourse to us except the 655 Montgomery mortgage note (defined below), which is subject to a limited guaranty provided by us for certain outstanding leasing costs as of September 6, 2017 (the "Outstanding Leasing Costs"). Our recourse liability in connection with the Outstanding Leasing Costs will decrease as we subsequently fund the Outstanding Leasing Costs. Other than this limited guarantee, the assets and credit of each of our consolidated properties pledged as collateral for our mortgage notes are not available to satisfy our debt and obligations unless we first satisfy the mortgage note payable on the respective underlying property.
Revolving Credit Facility and Five-Year Term Loan
Through a syndicate of 14 lenders (the "BofA Lenders") led by Bank of America, N.A., as Administrative Agent ("BofA"), we have a $675 million senior unsecured term loan and revolving line of credit (the “Facility”). The Facility provides us with the ability from time to time to increase the size of the Facility up to a total of $900 million less the amount of any prepayments under the term loan component of the Facility, subject to receipt of lender commitments and other conditions.
The Facility consists of a $400 million revolving line of credit (the “Revolving Credit Facility”) and a $275 million senior unsecured five-year term loan (the “Term Loan”). The Revolving Credit Facility contains a sublimit of $50 million for letters of credit and a sublimit of $50 million for swing line loans. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.40% to 2.30%, depending on our consolidated leverage ratio. The maturity date of the Revolving Credit Facility is January 31, 2019 and contains one one-year extension option that we may exercise upon (i) payment of an extension fee equal to 0.15% of the sum of the amount outstanding under the Revolving Credit Facility and the unused portion of the Revolving Credit Facility at the time of the extension, and (ii) compliance with the other conditions set forth in the credit agreement. The primary interest rate within the Term Loan is based on LIBOR, plus a margin ranging from 1.35% to 2.20%, depending on our consolidated leverage ratio. The maturity date of the Term Loan is January 31, 2018 and contains two one-year extension options that we may exercise upon (i) payment of an extension fee equal to 0.125% of the sum of the amount outstanding under the Term Loan at the time of each extension, and (ii) compliance with the other conditions set forth in the credit agreement.
Borrowings under the Facility are available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties. As of September 30, 2017 and December 31, 2016, the unused portion of the Facility was approximately $94.1 million and $164.0 million, respectively, and we had full access to the unused portion of the Facility.
Seven-Year Term Loan
Through a syndicate of six lenders led by Wells Fargo Bank, National Association as Administrative Agent and Regions Bank as Syndication Agent, we have a $200 million seven-year term loan credit agreement (the “$200 million Term Loan”). The primary interest rate within the $200 million Term Loan is based on LIBOR, plus a margin ranging from 1.65% to 2.55%, depending on our consolidated leverage ratio. The maturity date of the $200 million Term Loan is February 27, 2022 with no extension options.
Borrowings under the $200 million Term Loan are available for general business purposes including, but not limited to financing the acquisition of permitted investments, including commercial properties.
As of September 30, 2017, we were in compliance with all our debt covenants, including those under the Facility and the $200 million Term Loan.
Mortgage Note Borrowing
During the nine months ended September 30, 2017, we entered into three mortgage note borrowings. The following table describes the new borrowings in more detail (dollar amounts in thousands

Borrowings	Date Borrowed	Principal Balance	Fixed or Floating Interest Rate	Stated Interest Rate (1)	Contractual Maturity Date	Extension Options	Collateral Type	Collateral Market
3 Second Street (2)	1/10/2017	$127,000	Floating	3.50%	1/10/2020	2 one-year extension	Office Property	Northern New Jersey
Centerton Square (3)	6/5/2017	75,000	Floating	3.48%	7/10/2019	2 one-year extension	Retail Property	Philadelphia, PA
655 Montgomery (4)	9/6/2017	$98,600	Floating	3.98%	9/7/2020	2 one-year extension	Office Property	San Francisco, CA
Total/weighted average borrowings		$300,600		3.65%

(1)	For floating-rate mortgage note borrowings, the stated interest rate is as of September 30, 2017.

(2)
On January 10, 2017, we received proceeds of $127.0 million from the $146.6 million 3 Second Street mortgage note, and we can request the remaining proceeds anytime prior to October 10, 2019 as reimbursement for certain approved capital expenditures, tenant improvement costs and leasing commissions. As of September 30, 2017, the term loan was subject to an interest rate spread of 2.25% over one-month LIBOR. As a result of this borrowing, we entered into an interest rate protection agreement ("Interest Rate Cap") with a notional amount of $146.6 million and a LIBOR strike rate of 3.00%. See Note 5 for additional discussion related to the Interest Rate Cap.

(3)
On June 5, 2017, we received proceeds of $75.0 million from the $81.3 million Centerton Square mortgage note, and we can obtain the remaining proceeds subject to meeting certain financial ratios. As of September 30, 2017, the term loan was subject to an interest rate spread of 2.25% over one-month LIBOR. As a result of this borrowing, we entered into an Interest Rate Cap with a notional amount of $81.3 million and a LIBOR strike rate of 3.00%. See Note 5 for additional discussion related to the Interest Rate Cap.

(4)
On September 6, 2017, we received proceeds of $98.6 million from the $110.6 million 655 Montgomery mortgage note, and we can request the remaining proceeds anytime prior to March 6, 2020 as reimbursement for certain approved capital expenditures, tenant improvement costs and leasing commissions, subject to certain terms and conditions. As of September 30, 2017, the term loan was subject to an interest rate spread of 2.75% over one-month LIBOR. As a result of this borrowing, we entered into an Interest Rate Cap with a notional amount of $110.6 million and a LIBOR strike rate of 3.00%. See Note 5 for additional discussion related to the Interest Rate Cap.

Repayment of Mortgage Note
During the nine months ended September 30, 2017, we repaid four mortgage note borrowings in full during the respective free-prepayment periods prior to their scheduled maturities using proceeds from our Facility or our 3 Second Street borrowing. The following table describes these repayments in more detail (dollar amounts in thousands):
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Debt Obligation	Repayment Date	Balance Repaid/Extinguished	Interest Rate Fixed or Floating	Stated Interest Rate	Contractual Maturity Date	Collateral Type	Collateral Market
Eastern Retail Portfolio	1/10/2017	$110,000	Fixed	5.51%	6/11/2017	Retail Property	Various (1)
Wareham	5/8/2017	24,400	Fixed	6.13%	8/8/2017	Retail Property	Greater Boston
Kingston	6/1/2017	10,574	Fixed	6.33%	11/1/2017	Retail Property	Greater Boston
Sandwich	6/1/2017	15,825	Fixed	6.33%	11/1/2017	Retail Property	Greater Boston
Total/weighted average borrowings		$160,799		5.74%

(1)	The Eastern Retail Portfolio was collateralized by three retail properties located in Raleigh, NC, Philadelphia, PA and Greater Boston.
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The following table reflects our contractual debt maturities as of September 30, 2017, specifically our obligations under our mortgage notes and unsecured borrowings (dollar amounts in thousands):

	As of September 30, 2017
	Mortgage Notes		Unsecured Borrowings		Total
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Principal Balance	Number of Borrowings Maturing	Outstanding Principal Balance	Outstanding Principal Balance
2017	—	$424	—	$—	$424
2018	—	2,698	1	275,000	277,698
2019	1	78,698	1	202,000	280,698
2020	2	229,460	—	—	229,460
2021	1	12,764	—	—	12,764
2022	1	3,660	1	200,000	203,660
2023	2	77,899	—	—	77,899
2024	—	1,034	—	—	1,034
2025	1	71,094	—	—	71,094
2026	—	1,157	—	—	1,157
Thereafter	2	3,146	—	—	3,146
Total	10	$482,034	3	$677,000	$1,159,034
Less: net debt issuance costs		(4,614)		(3,445)
Add: mark-to-market adjustment on assumed debt		526		—
Total borrowings (net basis)		$477,946		$673,555
5. DERIVATIVES AND HEDGING ACTIVITIES
Risk Management Objective of Using Derivatives
We maintain risk management control systems to monitor interest rate risk attributable to both our outstanding and forecasted debt obligations. We generally seek to limit the impact of interest rate changes on earnings and cash flows by selectively utilizing derivative instruments to hedge exposures to changes in interest rates on our secured and unsecured floating rate borrowings. While this hedging strategy is designed to minimize the impact on our net income (loss) and cash provided by operating activities from changes in interest rates, the overall returns on our investments may be reduced. Our board of directors has established policies and procedures regarding our use of derivative instruments for hedging or other purposes to achieve these risk management objectives.

Cash Flow Hedges of Interest Rate Risk
Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from counterparties in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amounts. We have entered into and plan to enter into certain interest rate derivatives with the goal of mitigating our exposure to adverse fluctuations in the interest payments on our one-month LIBOR-indexed debt. Certain of our floating rate borrowings are not hedged and therefore, to an extent, we have ongoing exposure to interest rate movements.
The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges under ASC Topic 815 is recorded in accumulated other comprehensive (loss) income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the next 12 months, we estimate that approximately $1.3 million will be reclassified as an increase to interest expense related to active effective hedges of existing floating-rate debt, and we estimate that approximately $1.9 million will be reclassified as an increase to interest expense related to effective interest rate swaps where the hedging instrument has been terminated. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.
The table below presents a reconciliation of the beginning and ending balances, between December 31, 2016 and September 30, 2017, of our accumulated other comprehensive loss (“AOCI”), net of amounts attributable to noncontrolling interests, related to the effective portion of our cash flow hedges as presented on our condensed consolidated financial statements, as well as amounts related to our available-for-sale securities (amounts in thousands):

	(Losses) and Gains on Cash Flow Hedges	Unrealized (Losses) and Gains on Available-For-Sale Securities	Accumulated Other Comprehensive Loss
Beginning balance as of December 31, 2016	$(5,849)	$(1,056)	$(6,905)
Other comprehensive (loss) income:
Amount of loss reclassified from AOCI into interest expense (effective portion) (net of tax benefit of $0)	3,815	—	3,815
Change in fair value recognized in AOCI (effective portion) (net of tax benefit of $0)	(1,455)	—	(1,455)
Net current-period other comprehensive income	2,360	—	2,360
Attribution of and other adjustments to AOCI attributable to noncontrolling interests	(121)	48	(73)
Ending balance as of September 30, 2017	$(3,610)	$(1,008)	$(4,618)
Fair Values of Derivative Instruments
The valuation of interest rate derivatives is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.
To comply with the provisions of ASC 820, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.
The majority of the inputs used to value our derivative instruments fall within Level 2 of the fair value hierarchy. However, the credit valuation adjustments associated with our derivative instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of potential default by us and our counterparties. As of September 30, 2017, we had assessed the significance of the impact of the credit valuation adjustments and had determined that it was not significant to the overall valuation of our derivative instruments. As a result, we have determined that our derivative valuations are classified in Level 2 of the fair value hierarchy.

As of September 30, 2017 and December 31, 2016, we had 10 and 11 outstanding interest rate swaps, respectively, that were designated as cash flow hedges of interest rate risk, with a total notional amount of $383.0 million and $395.1 million, respectively. In addition, as of September 30, 2017 and December 31, 2016, we had one interest rate swap with a total notional amount of $52.5 million that will become effective in July 2018 and mature in July 2021, which was designated as a cash flow hedge of interest rate risk.
As of September 30, 2017, we had three outstanding interest rate caps that were not accounted for as hedges, with a total notional amount of $338.5 million. Derivatives not accounted for as hedges are not speculative and are used to hedge our exposure to interest rate movements and other identified risks but do not meet the strict requirements for hedge accounting. In certain instances, we elected not to apply hedge accounting.
The table below presents the gross fair value of our derivative instruments as well as their classification on our accompanying condensed consolidated balance sheets as of September 30, 2017 and December 31, 2016 (amounts in thousands, except for footnoted information):

		Fair Value of Asset Derivatives as of			Fair Value of Liability Derivatives as of
	Balance Sheet Location	September 30, 2017	December 31, 2016	Balance Sheet Location	September 30, 2017	December 31, 2016
Derivatives accounted for as hedges:
Interest rate contracts	Other assets, net (1)	$1,960	$2,135	Other liabilities (1)	$(1,687)	$(2,777)
Derivatives not accounted for as hedges:
Interest rate contracts	Other assets, net (1)	$17	$—	Other liabilities (1)	$—	$—
Total derivatives		$1,977	$2,135		$(1,687)	$(2,777)

(1)
Although our derivative contracts are subject to master netting arrangements which serve as credit mitigants to both us and our counterparties under certain situations, we do not net our derivative fair values or any existing rights or obligations to cash collateral on our accompanying condensed consolidated balance sheets. If we did net our derivative fair values on our accompanying condensed consolidated balance sheets as of September 30, 2017 and December 31, 2016, there would be no impact.

Effect of Derivative Instruments on the Statements of Operations and Comprehensive (Loss) Income
The table below presents the effect of our derivative financial instruments on our accompanying financial statements for the three and nine months ended September 30, 2017 and 2016 (amounts in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Derivatives Accounted For as Hedges
Derivative type	Interest rate contracts	Interest rate contracts	Interest rate contracts	Interest rate contracts
Amount of (loss) gain recognized in OCI (effective portion)	$(123)	$1,747	$(1,455)	$(13,350)
Location of loss reclassified from accumulated OCI into income (effective portion)	Interest expense	Interest expense	Interest expense	Interest expense
Amount of loss reclassified from accumulated OCI into income (effective portion)	$1,071	$1,154	$3,815	$3,470
Location of loss recognized in income (ineffective portion and amount excluded from effectiveness testing)	Other (expense) and income	Other (expense) and income	Other (expense) and income	Other (expense) and income
Amount of loss recognized in income (ineffective portion and amount excluded from effectiveness testing)	$—	$—	$—	$—
Derivatives Not Accounted For as Hedges
Derivative type	Interest rate cap	N/A	Interest rate cap	N/A
Amount of loss recognized in income	$(14)	$—	$(114)	$—
Location of loss recognized in income	Other (expense) and income	N/A	Other (expense) and income	N/A

Credit-Risk-Related Contingent Features
We have agreements with certain of our derivative counterparties that contain a provision where we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to our default on the indebtedness. We have agreements with certain other derivative counterparties that contain a provision whereby if we default on any of our indebtedness held by our Operating Partnership, including default where repayment of the indebtedness has not been accelerated by the lender, then we could also be declared in default on our derivative obligations.
As of September 30, 2017, the fair value of derivatives in a net liability position, which included accrued interest but excluded any credit valuation adjustments related to these agreements, was approximately $1.8 million. As of September 30, 2017, we have not posted any collateral related to these agreements. If we had breached any of these provisions at September 30, 2017, we could have been required to settle our obligations under the agreements at their termination value of $1.8 million.
6. FAIR VALUE OF FINANCIAL INSTRUMENTS
We use the framework established in ASC Topic 820, to measure the fair value of our financial instruments as disclosed in the table below. The fair values estimated below are indicative of certain interest rate and other assumptions as of September 30, 2017 and December 31, 2016, and may not take into consideration the effects of subsequent interest rate or other assumption fluctuations, or changes in the values of underlying collateral. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses approximate their carrying values because of the short-term nature of these instruments.
The table below presents the carrying amounts and estimated fair values of our other financial instruments, other than derivatives which are disclosed in Note 5, as of September 30, 2017 and December 31, 2016 (amounts in thousands):
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	As of September 30, 2017		As of December 31, 2016
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Fixed-rate debt-related investments, net	$11,259	$11,594	$15,209	$15,784
Liabilities:
Fixed-rate mortgage notes (1)	$128,341	$130,557	$290,329	$291,624
Floating-rate mortgage notes	349,605	352,022	51,918	51,942
Floating-rate unsecured borrowings (2)	673,555	677,000	706,554	711,000

(1)
Amount includes a floating-rate mortgage note that was subject to an interest rate spread of 1.60% over one-month LIBOR, which we have effectively fixed using an interest rate swap at 3.051% for the term of the borrowing.

(2)
As of September 30, 2017 and December 31, 2016, we have effectively fixed the interest rate of approximately $350.0 million in unsecured borrowings using interest rate swaps. Please see Note 4 for further discussion.

The methodologies used and key assumptions made to estimate fair values of the financial instruments, other than derivatives disclosed in Note 5, described in the above table are as follows:
Debt-Related Investments — The fair value of our performing debt-related investments are estimated using a discounted cash flow methodology. This method discounts estimated future cash flows using rates management determines best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality. Credit spreads and market interest rates used to determine the fair value of these instruments are based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values.
Mortgage Notes and Other Borrowings — The fair value of our mortgage notes and other borrowings are estimated using a discounted cash flow analysis, based on our estimate of market interest rates. Credit spreads relating to the underlying instruments are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market spreads of similar instruments.
7. STOCKHOLDERS’ EQUITY
Common Stock
During the nine months ended September 30, 2017, we completed two self-tender offers pursuant to which we accepted for purchase approximately 11.8 million unclassified shares of common stock, which were formally designated as Class E shares on September 1, 2017 as part of the Restructuring, at a weighted average purchase price of $7.50 per share for an aggregate cost of approximately $88.2 million.

The following table describes the changes in each class of common shares during the nine months ended September 30, 2017 (shares and dollar amounts in thousands):
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	Class E		Class T		Class S		Class D		Class I		Total
	Shares	Amount (1)	Shares	Amount (1)	Shares	Amount (1)	Shares	Amount (1)	Shares	Amount (1)	Shares	Amount (1)
Balances, December 31, 2016	112,325	$1,298,189	2,001	$14,758	N/A	N/A	2,271	$16,381	34,039	$243,049	150,636	$1,572,377
Issuance of common stock:
Shares sold	—	—	125	975	17	125	265	1,996	1,264	9,515	1,671	12,611
Distribution reinvestment plan	1,546	11,615	48	360	—	—	56	420	804	6,038	2,454	18,433
Stock-based compensation (2)	—	—	—	—	—	—	—	—	(99)	(878)	(99)	(878)
Redemptions and repurchases of common stock	(12,718)	(95,404)	(82)	(615)	—	—	(84)	(632)	(1,828)	(13,718)	(14,712)	(110,369)
Balances, September 30, 2017	101,153	$1,214,400	2,092	$15,478	17	$125	2,508	$18,165	34,180	$244,006	139,950	$1,492,174

(1)
Dollar amounts presented in this table represent the gross amount of proceeds from the sale of common shares, or the amount paid to stockholders to redeem or repurchase common shares, and do not include other costs and expenses accounted for within additional paid-in capital, such as selling commissions, dealer manager and distribution fees, offering and organizational costs, and other costs associated with our distribution reinvestment plans, share redemption programs, and self-tender offers.

(2)
During the nine months ended September 30, 2017, approximately 140,000 shares that we had previously recognized as issued and outstanding were relinquished pursuant to an amendment to the Restricted Stock Unit Agreements (as defined in Note 8). Please see Note 8 for further discussion.

8. RELATED PARTY TRANSACTIONS
Advisory Agreement
Our day-to-day activities are managed by our Advisor, a related party, under the terms and conditions of an advisory agreement (as amended from time to time, the "Advisory Agreement"). Our Advisor is considered to be a related party as certain indirect owners and employees of our Advisor serve as two of our directors and all of our executive officers. The responsibilities of our Advisor cover all facets of our business, and include the selection and underwriting of our real property and debt-related investments, the negotiations for these investments, the asset management and financing of these investments and the oversight of real property dispositions.
Effective September 1, 2017, we, our Operating Partnership and our Advisor entered into the Twelfth Amended and Restated Advisory Agreement, which among other things:

•	decreased the fixed portion of the advisory fee we pay to our Advisor;

•	revised the performance component of the advisory fee;

•
eliminated the fee paid to our Advisor in connection with the sale of an asset and the ability of our Advisor to share in or earn real estate commissions and separately agreed to pay our Advisor $1.4 million in consideration of disposition services rendered prior to September 1, 2017 and for which the Advisor has not otherwise been paid a fee; and

•	ceased reimbursing our Advisor for compensation paid to our named executive officers.
The Advisory Agreement may be renewed for an unlimited number of successive one-year terms. The current term of the Advisory Agreement expires on June 30, 2018. Per the Advisory Agreement, in consideration for asset management services performed, we pay our Advisor an advisory fee comprised of two separate components: (1) a fixed amount that accrues monthly in an amount equal to 1/12th of 1.10% of (a) the applicable monthly NAV per Fund Interest (defined as our Class E shares, Class T shares, Class S shares, Class D shares, Class I shares, and OP Units held by third parties) times the weighted-average number of Fund Interests for such month and (b) the consideration received by us or our affiliate for selling Interests (defined below) in DST Properties (defined below) to third party investors, net of up-front fees and expense reimbursements payable out of gross sale proceeds from the sale of such Interests, including but not limited to sales commissions, dealer manager fees and non-accountable expense allowances, and (2) a performance component that is calculated on the basis of the overall investment return provided to holders of Fund Interests in any calendar year such that the Advisor will receive the lesser of (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward, and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5% of the NAV per Fund Interest at the beginning of such year (the “Hurdle Amount”). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted average Fund Interests outstanding during the year.

The “annual total return amount” referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance component of the advisory fee as well as ongoing distribution fees (i.e., our ongoing class-specific fees).
The “loss carryforward” referred to above will track any negative annual total return amounts from prior years and offset the positive annual total return amount for purposes of the calculation of the performance component of the advisory fee. The loss carryforward is zero as of September 30, 2017.
Additionally, our Advisor will provide us with a waiver of a portion of its fees generally equal to the amount of the performance component that would have been payable with respect to the Class E shares and the Series 1 Class E OP Units held by third parties until the NAV of such shares or units exceeds $10.00 per share or unit, the benefit of which will be shared among all holders of Fund Interests.
In addition, pursuant to the Advisory Agreement, we will pay directly, or reimburse our Advisor and our Dealer Manager (defined below) if they pay on our behalf any issuer organizational and offering expenses (meaning organizational and offering expenses other than underwriting compensation) relating to any public offerings as and when incurred. After the termination of the primary portion of the offering and again after termination of the distribution reinvestment plan portion of the offering, our Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including underwriting compensation) that we incur exceed 15% of our gross proceeds from the applicable offering.
The Advisory Agreement also provides that we must reimburse our Advisor for any private offering organization and offering expenses, such as those of the DST Program (defined below), it incurs on our behalf, including Advisor personnel costs, unless it has agreed to receive a fee in lieu of reimbursement.
Subject to certain limitations, we reimburse our Advisor and its affiliates for all of the costs they incur in connection with the services they provide to us under the Advisory Agreement, including, without limitation, our allocable share of the Advisor's overhead, which includes but is not limited to the Advisor's rent, utilities and personnel costs.
Public Offering Dealer Manager Agreement
Black Creek Capital Markets, LLC (f/k/a Dividend Capital Securities LLC) (our “Dealer Manager”), a related party, is distributing the shares of our common stock in our public offering on a “best efforts” basis. Our Dealer Manager is a member of the Financial Industry Regulatory Authority, Inc., or FINRA. Our Dealer Manager coordinates our distribution effort and manages our relationships with participating broker-dealers and financial advisors and provides assistance in connection with compliance matters relating to marketing our public offering.
On September 1, 2017, we entered into a Third Amended and Restated Dealer Manager Agreement (the “Third Amended Dealer Manager Agreement”) with our Dealer Manager. The Dealer Manager served as dealer manager for the Prior Offering and will serve as dealer manager for the Follow-On Offering. The purpose of the Third Amended Dealer Manager Agreement is to modify the compensation we pay to our Dealer Manager. As amended, the Third Amended Dealer Manager Agreement may be made to apply to future offerings by naming them in a schedule to the agreement, with the consent of the Company and our Dealer Manager.
Under the Third Amended Dealer Manager Agreement, the Dealer Manager receives upfront selling commissions of up to 3.0%, and dealer manager fees of 0.5%, of the transaction price of each Class T share sold in our ongoing public primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. The Dealer Manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in our ongoing public primary offering. No upfront selling commissions or dealer manager fees will be paid with respect to purchases of Class D shares, Class I shares or shares of any class sold pursuant to our distribution reinvestment plan.
In addition, Subject to FINRA limitations on underwriting compensation, we will pay the Dealer Manager distribution fees:

•
with respect to our outstanding Class T shares, equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, consisting of an advisor distribution fee and a dealer distribution fee; we expect generally that the advisor distribution fee will equal 0.65% per annum and the dealer distribution fee will equal 0.20% per annum, of the aggregate NAV for each Class T share; however, with respect to certain Class T shares, the advisor distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares;

•	with respect to our outstanding Class S shares, equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares; and

•	with respect to our outstanding Class D shares, equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares.
We will not pay a distribution fee with respect to our outstanding Class E or Class I shares.
The distribution fees will be paid monthly in arrears. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers, and will waive distribution fees to the extent a participating broker-

dealer or servicing broker-dealer is not eligible to receive it unless the Dealer Manager is serving as the broker of record with respect to such shares. The distribution fees are calculated based on the NAV of all our outstanding Class T, Class S and Class D shares, including shares issued under our distribution reinvestment plan. In calculating our distribution fees, we will use our most recently disclosed monthly NAV before giving effect to the monthly distribution fee or distributions on our shares.
We will cease paying the distribution fees with respect to individual Class T, Class S and Class D shares when they are no longer outstanding, including as a result of conversion to Class I shares. Each Class T, Class S or Class D share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the Applicable Conversion Rate (as defined below) on the earliest of (a) a listing of any shares of our common stock on a national securities exchange, (b) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets and (c) the end of the month in which the Dealer Manager in conjunction with our transfer agent determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through a distribution reinvestment plan or received as stock dividends) equals or exceeds 8.75% (or a lower limit set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer, provided that the Dealer Manager advises our transfer agent of the lower limit in writing) of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering (i.e., an offering other than a distribution reinvestment plan).
In addition, after termination of a primary offering registered under the Securities Act, each Class T, Class S or Class D share sold in that primary offering, each Class T, Class S or Class D share sold under a distribution reinvestment plan pursuant to the same registration statement that was used for that primary offering, and each Class T, Class S or Class D share received as a stock dividend with respect to such shares sold in such primary offering or distribution reinvestment plan, shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the Applicable Conversion Rate, at the end of the month in which we, with the assistance of the Dealer Manager, determine that all underwriting compensation paid or incurred with respect to the offerings covered by that registered statement from all sources, determined pursuant to the rules and guidance of FINRA, would be in excess of 10% of the aggregate purchase price of all shares sold for our account through that primary offering.
As used above, the “Applicable Conversion Rate” means (a) with respect to Class T shares, a ratio whereby the numerator is the most recently disclosed monthly Class T NAV per share and the denominator is the most recently disclosed monthly Class I NAV per share, (b) with respect to Class S shares, a ratio whereby the numerator is the most recently disclosed monthly Class S NAV per share and the denominator is the most recently disclosed monthly Class I NAV per share, and (c) with respect to Class D shares, a ratio whereby the numerator is the most recently disclosed monthly Class D NAV per share and the denominator is the most recently disclosed monthly Class I NAV per share. For each class of shares, the NAV per share shall be calculated as described in the most recent valuation procedures approved by our board of directors. Because we currently expect to allocate ongoing distribution fee expenses to our Class T, Class S and Class D shares through their distributions, and not through their NAV per share, we currently expect the Applicable Conversion Rate to remain 1:1 for our Class T, Class S and Class D shares.
Pursuant to the Third Amended Dealer Manager Agreement, we pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, certain additional items of underwriting compensation, including legal fees of the Dealer Manager, costs reimbursement for registered representatives of participating broker-dealers to attend educational conferences sponsored by us or the Dealer Manager, attendance fees for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, and promotional items.
Independent Director RSU Awards
On December 5, 2013, our board of directors approved revised compensation for our independent directors. In connection with the revised compensation plan, at each annual meeting of stockholders the independent directors will automatically, upon election, each receive an annual $10,000 grant of Restricted Stock Units ("RSUs") with respect to Class I shares of our common stock, with the number of RSUs based on the NAV per Class I share as of the end of the day of the annual meeting.
Restricted Stock Unit Agreements
We have entered into Restricted Stock Unit Agreements (the “Advisor RSU Agreements”) with our Advisor. The purposes of our Advisor RSU Agreements are to promote an alignment of interests among our stockholders, our Advisor and the personnel of our Advisor and its affiliates, and to promote retention of the personnel of our Advisor and its affiliates. Each restricted stock unit that we grant pursuant to our Advisor RSU Agreements (the "Company RSUs") will, upon vesting, be settled in one share of our Class I common stock. The Company RSUs are subject to specified vesting and settlement provisions and, upon settlement in Class I shares of Company common stock, require offsets of advisory fees and expenses otherwise payable from the Company to our Advisor as described further below based on the NAV per Class I share on the grant date of the applicable Company RSU. Pursuant to the terms of the Advisor RSU Agreements, we have granted our Advisor approximately 842,000 Company RSUs. On April 13, 2017, we entered into an amendment to the Advisor RSU Agreements pursuant to which the Advisor agreed that approximately 208,000 of the RSUs originally granted under the Agreements would not vest (the "Relinquished RSUs"). Because the underlying shares will not vest and be delivered to the Advisor, no offset of advisory fees and expenses otherwise payable from the Company to the Advisor will occur with respect to the Relinquished RSUs. However, in consideration for the Advisor's agreement, we agreed to reduce future offsets of advisory fees and expenses in connection with vesting and settlement of other RSUs by approximately $33,000, which amount reflects an increase in net asset value per Class I share since the grants of certain of the Relinquished RSUs. As of September 30, 2017, approximately 123,000 Company RSUs remained unvested and unsettled.
As of September 30, 2017, our Advisor did not have any shares of Class I common stock issued upon settlement of Company RSUs that remained subject to fee offset. The Advisor is expected to redistribute a significant portion of the Company RSUs and/or shares to senior level employees of our Advisor and its affiliates that provide services to us, although the terms of such redistributions (including the timing, amount and recipients) remain solely in the discretion of our Advisor. The weighted average grant-date NAV per Class I share with respect to the unsettled Company RSUs is $7.29 as of September 30, 2017.
Vesting and Payment Offset
Following specified vesting provisions, an equal percentage of the Company RSUs vest on each of the applicable vesting dates. On each vesting date, an offset amount (each, an “Offset Amount”) will be calculated and deducted on a pro rata basis over the next 12 months from the cash payments otherwise due and payable to our Advisor under our then-current Advisory Agreement for any fees or expense reimbursements. Each Offset Amount equals the number of Company RSUs vesting on such date multiplied by the NAV per Class I share publicly disclosed by us (the “Class I NAV”) as of the end of the applicable grant date (the “Grant Date NAV per Class I Share”). Each Offset Amount is always calculated based on the Grant Date NAV per Class I Share, even beyond the initial grant and vesting date. At the end of each 12-month period following each vesting date, if the Offset Amount has not been fully realized by offsets from the cash payments otherwise due and payable to our Advisor under the Advisory Agreement, our Advisor shall promptly pay any shortfall to us.
The chart below shows the grant dates, vesting dates, number of unvested shares as of September 30, 2017, and Grant Date NAV per Class I Share (share amounts in thousands).

Award	Grant Date	Vesting Dates	Number of Unvested Shares	Grant Date NAV per Class I Share
Company RSU	2/25/2015	4/13/2018	66	$7.18
Company RSU	2/4/2016	4/15/2019	57	7.41
Total/ weighted average			123	$7.29
Termination
The Advisor RSU Agreements will automatically terminate upon termination or non-renewal of the Advisory Agreement by any party for any reason. In addition, upon a change in control of us, then either our Advisor or we may immediately terminate the Advisor RSU Agreements. Further, our Advisor may immediately terminate the Advisor RSU Agreements if we exercise certain rights under the Advisor RSU Agreements to replace the Company RSUs with another form of compensation.
Upon termination of the Advisor RSU Agreements, our Advisor will promptly pay any unused offset amounts to us or, at our Advisor’s election, return Class I shares in equal value based on the Class I NAV as of the date of termination of the Advisor RSU Agreements. In addition, upon termination of the Advisor RSU Agreements, all unvested Company RSUs will be forfeited except that, unless the Advisor RSU Agreements were terminated at the election of our Advisor following a change in control of us or as a result of a premature termination of the Advisory Agreement at our election for cause (as defined in the Advisory Agreement) or upon the bankruptcy of our Advisor, then following such forfeiture of Company RSUs, our Advisor will have the right to acquire from us the number of Class I shares equal to the number of Company RSUs forfeited, in return for a purchase price equal to such number of Class I shares multiplied by the Grant Date NAV per Class I Share. The Advisor must notify us of its election to exercise the foregoing acquisition right within 30 days following the termination of the Advisor RSU Agreements, and the parties will close the transaction within 60 days following the termination of the Advisor RSU Agreements.
Dividend Equivalent Payments
If our board of directors declares and we pay a cash dividend on Class I shares for any period in which the Company RSUs are outstanding (regardless of whether such Company RSUs are then vested), our Advisor will be entitled to dividend equivalents (the “Dividend Equivalents”) with respect to that cash dividend equal to the cash dividends that would have been payable on the same number of Class I shares as the number of Company RSUs subject to the Advisor RSU Agreements had such Class I shares been outstanding during the same portion of such period as the Company RSUs were outstanding. Any such Dividend Equivalents may be paid in cash or Class I shares, at our Advisor’s election.

Restricted Stock Grant
Effective February 2, 2017, we granted approximately 58,000 restricted shares of Class I common stock to certain employees of our Advisor and its affiliates at a price of $7.56 per share, of which 25% vested on the grant date with the remaining 75% vesting ratably over the next three anniversaries of the grant date. During the nine months ended September 30, 2017, approximately 38,000 shares of restricted stock vested at a weighted average price of $7.55, based on our NAV per share as of the vesting dates. During the nine months ended September 30, 2017, we recorded approximately $258,000 within “general and administrative expenses” in the accompanying condensed consolidated statements of operations. Our restricted stock generally vests ratably over a period of three to four years.
Private Placements of Delaware Statutory Trust Interests
Private Placements
In March 2016, we, through our Operating Partnership, initiated a program to raise capital in private placements exempt from registration under the Securities Act of 1933, as amended (“Private Placements”), through the sale of beneficial interests (“Interests”) in specific Delaware statutory trusts holding real properties, including properties currently indirectly owned by our Operating Partnership (the “2016 DST Program”). From 2006 through 2009, we, through our subsidiaries, conducted similar private placement offerings of fractional interests in which it raised a total of $183.1 million in gross proceeds. These fractional interests were all subsequently acquired by our Operating Partnership in exchange for an aggregate of 17.7 million OP Units. As of September 30, 2017, we had sold approximately $8.4 million in Interests in the 2016 DST Program, which we include in "other liabilities" in our accompanying condensed consolidated balance sheets. In September 2017, we, through our Operating Partnership, made certain modifications to the 2016 DST Program to reflect the Restructuring and to modify certain fees related to the Private Placements as described below (the “2017 DST Program”). As of September 30, 2017, we have not sold any Interests in the 2017 DST Program. The 2016 DST Program together with the 2017 DST Program may be referred to herein as the DST Program.
Each Private Placement will offer Interests in one or more real properties placed into one or more Delaware statutory trust(s) by our Operating Partnership or its affiliates (“DST Properties”). We anticipate that these Interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Internal Revenue Code of 1986, as amended. Additionally, properties underlying Interests sold to investors pursuant to such Private Placements will be leased-back by an indirect wholly owned subsidiary of our Operating Partnership on a long term basis of up to 29 years. The lease agreements are expected to be fully guaranteed by our Operating Partnership. Additionally, our Operating Partnership will retain a fair market value purchase option (“FMV Option”) giving it the right, but not the obligation, to acquire the Interests from the investors at a later time in exchange for OP Units.
DST Program Dealer Manager Agreement
In connection with the DST Program, in March 2016, Black Creek Exchange LLC (f/k/a Dividend Capital Exchange LLC) (“BCX”), a wholly owned subsidiary of our taxable REIT subsidiary that is wholly owned by our Operating Partnership, entered into a Dealer Manager Agreement with our Dealer Manager, pursuant to which our Dealer Manager agreed to conduct Private Placements for Interests reflecting an indirect ownership of up to $500 million of Interests. BCX will pay certain up-front fees and reimburse certain related expenses to the Dealer Manager with respect to capital raised through any such Private Placements. BCX is obligated to pay our Dealer Manager a dealer manager fee of up to 1.5% of gross equity proceeds raised and a commission of up to 5% of gross equity proceeds raised through the Private Placements. The Dealer Manager may re-allow such commissions and a portion of such dealer manager fee to participating broker dealers.
In addition, we, or our subsidiaries, are obligated to pay directly or reimburse our Advisor and our Dealer Manager if they pay on our behalf, any organization and offering expenses (other than selling commissions and the dealer manager fee) as and when incurred. These expenses may include reimbursements for the bona fide due diligence expenses of participating broker-dealers, supported by detailed and itemized invoices, and similar diligence expenses of investment advisers, legal fees of our Dealer Manager, reimbursements for customary travel, lodging, meals and reasonable entertainment expenses of registered persons associated with our Dealer Manager, the cost of educational conferences held by us, including costs reimbursement for registered persons associated with our Dealer Manager and registered representatives of participating broker-dealers to attend educational conferences sponsored by us, and attendance fees and costs reimbursement for registered persons associated with our Dealer Manager to attend seminars conducted by participating broker-dealers and promotional items.

We intend to recoup the costs of the selling commissions and dealer manager fees described above as well as some or all of our organization and offering expenses associated with the Private Placements through a purchase price “mark-up” of the initial estimated fair value of the DST Properties to be sold to investors, thereby placing the economic burden of these up-front fees on the investors purchasing such Interests. Under the 2016 DST Program, the purchase price mark-ups total up to 8% of the gross equity proceeds raised in the Private Placements. In addition, under the 2016 DST Program, we will be paid, by investors purchasing Interests, a non-accountable reimbursement equal to 1.0% of gross equity proceeds for real estate transaction costs that we expect to incur in selling or buying these Interests, and, investors purchasing Interests will be required to pay their share of title, transfer tax and other expenses as well as their own respective closing costs upon the initial sale of the interests. Under the 2017 DST Program, we have increased the purchase price mark-ups to 9.25% and eliminated the 1% out of pocket fee and additional charges for the investor’s share of title, transfer tax and other expenses. Under the 2017 DST Program, investors remain responsible for their own respective closing costs upon the initial sale of the interests.
Limited Partnership Agreement
In connection with the launch of the 2016 DST Program, the Company, on behalf of itself as general partner and on behalf of all the limited partners thereto, entered into the Fifth Amended and Restated Limited Partnership Agreement of our Operating Partnership, dated as of March 2, 2016, which was amended on August 2, 2016, and further amended on September 19, 2016 and March 2, 2017 (the “Prior Agreement”). The Prior Agreement amended the prior operating partnership agreement by establishing two series of Class E OP Units, with different redemption and registration rights. The currently existing third-party holders of Class E OP Units now hold Series 1 Class E OP Units, and continue to have the same redemption and registration rights they had previously, which include the right, in certain circumstances to require our Operating Partnership to redeem the OP Units for Class E shares of the Company or cash. Any purchasers of Interests in the 2016 DST Program that ultimately acquire OP Units through the FMV Option will acquire Series 2 Class E OP Units, which will have similar redemption and registration rights to those of the holders of Series 1 Class E OP Units, except that their redemption rights will in certain circumstances require our Operating Partnership to redeem the OP Units for either Class I shares of the Company or cash (as determined by our Operating Partnership in its sole discretion). In addition, the Prior Agreement provides that a redemption fee of 1.5% of the shares otherwise payable to a limited partner upon redemption of Series 2 Class E Units will be paid to an affiliate of the DST Manager (defined below). Holders of Series 1 or Series 2 Class E OP Units cannot require us to redeem their Series 1 or Series 2 Class E OP Units with cash.
Effective September 1, 2017, we entered into a Sixth Amended and Restated Limited Partnership Agreement (the "Amended and Restated Limited Partnership Agreement"). The Amended and Restated Limited Partnership Agreement reflects our Operating Partnership’s new name, revised OP Units that correspond to our revised share classes, and other ministerial changes. It also provides redemption rights for holders of Class I OP Units (which we may issue to third parties in the future). Any purchasers of Interests in the 2017 DST Program that ultimately acquire OP Units through the FMV Option will acquire Class I OP Units, which may be redeemed for either Class I shares of the Company or cash (as determined by our Operating Partnership in its sole discretion). In addition, the Amended and Restated Limited Partnership Agreement provides that a redemption fee of 1.5% of the shares otherwise payable to a limited partner upon redemption of Class I Units will be paid to an affiliate of the DST Manager (defined below). Holders of Class I OP Units cannot require us to redeem their Class I Units with cash.
Delaware Statutory Trust Agreement
BC Exchange Manager LLC, a wholly owned subsidiary of our Operating Partnership, is engaged to act as the manager of each Delaware statutory trust holding a DST Property, but will assign all of its rights and obligations as manager (including fees and reimbursements received) to an affiliate of the Advisor or a subsidiary thereof. Although the intention is to sell 100% of the interests to third parties, BCX may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the DST Manager. The DST Manager will have primary responsibility for performing administrative actions in connection with the trust and any DST Property and has the sole power to determine when it is appropriate for a trust to sell a DST Property. The DST Manager will be entitled to the following payments from the trust: (i) a management fee equal to a stated percentage (e.g., 1.0%) of the gross rents payable to the trust, with such amount to be set on a deal-by-deal basis, (ii) a disposition fee of 1.0% of the gross sales price of any DST Property sold to a third party, and (iii) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST Properties. Additionally, the DST Manager or its affiliate may earn a 1.0% loan fee for any financing arrangement sourced, negotiated and executed in connection with the DST Program. Furthermore, to the extent that the Operating Partnership exercises its fair market value purchase option to acquire the interests from the investors at a later time in exchange for OP Units, and such investors subsequently submit such OP Units for redemption pursuant to the terms of our Operating Partnership, a redemption fee of 1.5% of the amount otherwise payable to a limited partner upon redemption will be paid to an affiliate of our Advisor.

Summary of Fees and Other Amounts
The following table summarizes fees and other amounts earned by our Advisor and its related parties in connection with services performed for us during the three and nine months ended September 30, 2017 and 2016 (amounts in thousands, except footnoted information):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Advisory fees (1)	$3,274	$3,681	$10,215	$11,118
Other reimbursements paid to our Advisor (2)	2,203	1,928	6,507	6,232
Other reimbursements paid to our Dealer Manager	151	155	489	237
Advisory fees related to the disposition of real properties (3)	1,477	271	1,763	2,078
Development management fee (4)	—	—	—	31
Primary dealer fee (5)	—	—	—	1,697
Selling commissions	4	7	29	73
Dealer manager fees	79	99	306	274
Distribution fees	27	18	65	52
Total	$7,215	$6,159	$19,374	$21,792

(1)
Amounts reported for the three months ended September 30, 2017 and 2016 include approximately $153,000 and $284,000, respectively, that we were not obligated to pay in consideration of the issuance of Company RSUs to our Advisor. Amounts reported for the nine months ended September 30, 2017 and 2016 include approximately $596,000 and $849,000, respectively, that we were not obligated to pay in consideration of the issuance of Company RSUs to our Advisor.

(2)
Other reimbursements paid to our Advisor for the three months ended September 30, 2017 and 2016 include approximately $1.6 million and $1.6 million, respectively, and include approximately $5.1 million and $5.2 million for the nine months ended September 30, 2017 and 2016, respectively, to reimburse a portion of the salary, bonus and benefits for employees of our Advisor, including our executive officers, for services provided to us for which our Advisor does not otherwise receive a separate fee. The balance of such reimbursements are made up primarily of other general overhead and administrative expenses, including, but not limited to, allocated rent paid to both third parties and affiliates of our advisor, equipment, utilities, insurance, travel and entertainment, and other costs. As of the Restructuring Date, we no longer reimburse salary, bonus and benefits of our named executive officers. However, we will reimburse our Advisor for bonuses of our named executive officers for services provided to us prior to the Restructuring Date upon the final determination and payment of such bonuses to our named executive officers during the first quarter of 2018.

(3)
During the three months ended September 30, 2017, we paid the Advisor $1.4 million in consideration for disposition services rendered prior to September 1, 2017 and for which the Advisor has not otherwise been paid a fee.

(4)	Pursuant to our amended Advisory Agreement, our Advisor no longer receives a development management fee in exchange for providing development management services.

(5)
Amounts reported represent primary dealer fees we paid to our Dealer Manager based on the gross proceeds raised by participating broker-dealers pursuant to certain selected dealer agreements. Of the primary dealer fee earned during the nine months ended September 30, 2016, our Dealer Manager reallowed approximately $1.5 million to participating third-party broker-dealers and retained approximately $170,000. We currently do not intend to pay additional primary dealer fees in the Follow-On Offering.

See the accompanying condensed consolidated balance sheets for the amounts we owed to our Advisor and affiliates of our Advisor for such services and reimbursement of certain expenses as of September 30, 2017 and December 31, 2016. Pursuant to the Advisory Agreement, effective September 1, 2017, we accrue the advisory fee on a monthly basis and pay our Advisor amounts due subsequent to each month-end. Prior to September 1, 2017, we accrued the advisory fee on a daily basis. In addition, we recorded a liability of approximately $1.9 million for dealer manager and distribution fees that we estimate that we may pay to our Dealer Manager in future periods for shares of our common stock sold in our Follow-On Offering as of September 30, 2017. We anticipate that our Dealer Manager will reallow substantially all of such fees to third-party broker dealers.

9. NET (LOSS) INCOME PER COMMON SHARE
Reconciliations of the numerator and denominator used to calculate basic net (loss) income per common share to the numerator and denominator used to calculate diluted net (loss) income per common share for the three and nine months ended September 30, 2017 and 2016 are described in the following table (amounts in thousands, except per share information):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
Numerator	2017	2016	2017	2016
Net (loss) income	$(2,145)	$3,318	$8,097	$51,690
Net loss (income) attributable to noncontrolling interests	185	(353)	(1,591)	(4,826)
Net (loss) income attributable to common stockholders	(1,960)	2,965	6,506	46,864
Dilutive noncontrolling interests share of net (loss) income	(165)	230	526	3,639
Numerator for diluted earnings per share – adjusted net (loss) income	$(2,125)	$3,195	$7,032	$50,503
Denominator
Weighted average shares outstanding-basic	139,925	158,688	144,998	161,274
Incremental weighted average shares effect of conversion of OP units	11,814	12,264	11,920	12,486
Weighted average shares outstanding-diluted	151,739	170,952	156,918	173,760
NET (LOSS) INCOME PER COMMON SHARE -BASIC AND DILUTED	$(0.01)	$0.02	$0.04	$0.29

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10. SEGMENT INFORMATION
We have three reportable operating segments, which include our three real property operating sectors (office, industrial, and retail), and we measure our profit and loss of our operating segments based on net operating income (“NOI”). We organize and analyze the operations and results of each of these segments independently, due to inherently different considerations for each segment. Such considerations include, but are not limited to, the nature and characteristics of the investment, investment strategies and objectives. Specifically, the physical characteristics of our buildings, the related operating characteristics, the geographic markets, and the type of tenants are inherently different for each of our segments. The following tables set forth revenue and the components of NOI of our segments for the three and nine months ended September 30, 2017 and 2016 (amounts in thousands):
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	For the Three Months Ended September 30,
	Revenues		NOI
	2017	2016	2017	2016
Office	$27,099	$31,082	$15,730	$20,657
Industrial	1,538	1,449	1,194	968
Retail	20,841	20,727	15,038	15,196
Total	$49,478	$53,258	$31,962	$36,821

	For the Nine Months Ended September 30,
	Revenues		NOI
	2017	2016	2017	2016
Office	$84,163	$96,034	$50,253	$64,785
Industrial	4,438	4,694	3,172	3,345
Retail	63,421	60,776	47,077	44,986
Total	$152,022	$161,504	$100,502	$113,116
We consider NOI to be an appropriate supplemental financial performance measure because NOI reflects the specific operating performance of our real properties, and excludes certain items that are not considered to be controllable in connection with the management of each property, such as depreciation and amortization, general and administrative expenses, advisory fees, acquisition-related expenses, interest and other (expense) income, interest expense, (gain) loss on extinguishment of debt and financing commitments, gain on the sale of real property, and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it excludes such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our reported net (loss) income attributable to common stockholders to our NOI for the three and nine months ended September 30, 2017 and 2016 (amounts in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Net (loss) income attributable to common stockholders	$(1,960)	$2,965	$6,506	$46,864
Debt-related income	(194)	(235)	(654)	(710)
Real estate depreciation and amortization expense	16,927	19,989	53,661	60,022
General and administrative expenses	2,760	2,234	7,034	7,192
Advisory fees, related party	3,274	3,681	10,215	11,118
Acquisition-related expenses	—	136	—	661
Impairment of real estate property	—	2,090	1,116	2,677
Other expense and (income)	664	(2,308)	862	(2,297)
Interest expense	11,346	10,011	31,193	31,394
Gain on extinguishment of debt and financing commitments	—	—	—	(5,136)
Gain on sale of real property	(670)	(2,095)	(11,022)	(43,495)
Net (loss) income attributable to noncontrolling interests	(185)	353	1,591	4,826
Net operating income	$31,962	$36,821	$100,502	$113,116
The following table reflects our total assets by business segment as of September 30, 2017 and December 31, 2016 (amounts in thousands):

	As of
	September 30, 2017	December 31, 2016
Segment assets:
Office	$807,451	$825,961
Industrial	76,065	57,651
Retail	808,338	827,799
Total segment assets, net	1,691,854	1,711,411

Non-segment assets:
Debt-related investments, net	11,259	15,209
Cash and cash equivalents	5,841	13,864
Other non-segment assets (1)	48,817	43,244
Total assets	$1,757,771	$1,783,728

(1)	Other non-segment assets primarily consist of corporate assets including restricted cash and receivables, including straight-line rent receivable.

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11. SUBSEQUENT EVENTS
Morgan Stanley Selected Dealer Agreement
On October 13, 2017, we, our Advisor and our Dealer Manager entered into a selected dealer agreement (the “Selected Dealer Agreement”) with Morgan Stanley Smith Barney LLC (“Morgan Stanley”). Pursuant to the Selected Dealer Agreement, Morgan Stanley will act as a selected dealer under the Third Amended Dealer Manager Agreement with the Dealer Manager whereby Morgan Stanley will offer and sell shares of our common stock pursuant to the Company’s Follow-On Offering registered pursuant to Post-Effective Amendment No. 10 to our Follow-On Registration Statement, which was filed on September 1, 2017. The Selected Dealer Agreement may be amended to apply to future registered offerings as well.
Pursuant to the Selected Dealer Agreement, Morgan Stanley will offer and sell shares in the Offering on the terms described in the section of the prospectus contained in the Follow-On Registration Statement entitled “Plan of Distribution,” which is incorporated herein by reference.
Subject to certain limitations set forth in the Selected Dealer Agreement, we, our Dealer Manager and our Advisor, jointly and severally, agreed to indemnify Morgan Stanley, its affiliates and their respective officers, directors, partners, members, shareholders, employees and agents against certain losses, claims, damages or liabilities arising directly out of or relating to certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact in the prospectus, registration statement and sales materials used in connection with the Follow-On Offering and applications to qualify the shares for sale under the securities laws of certain jurisdictions, certain other written information approved or supplied by us, the Dealer Manager or the Advisor in connection with the Follow-On Offering, a material breach by us, the Dealer Manager or the Advisor of any of the representations, warranties or agreements in the Selected Dealer Agreement, a material breach by us or the Dealer Manager of any of the representations, warranties or agreements in the Dealer Manager Agreement, or any willful misconduct, fraud or gross negligence by us, the Dealer Manager or the Advisor in the performance of or failure to perform its obligations under the Selected Dealer Agreement.